     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1996


                                                      REGISTRATION NO. 333-04107
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              THE NORTH FACE, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE             5136                                                  94-3204082
(State or other jurisdiction   (Primary Standard Industrial                       (I.R.S. Employer
             of                Classification Code Number)                     Identification Number)
      incorporation or
        organization)

                            ------------------------

                              2013 FARALLON DRIVE
                         SAN LEANDRO, CALIFORNIA 94577
                                 (510) 618-3500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                MARSDEN S. CASON
                            CHIEF EXECUTIVE OFFICER
                              THE NORTH FACE, INC.
                              2013 FARALLON DRIVE
                         SAN LEANDRO, CALIFORNIA 94577
                                 (510) 618-3500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

      MITCHELL S. FISHMAN, ESQ.                   JEFFREY D. SAPER, ESQ.
   PAUL, WEISS, RIFKIND, WHARTON &               RICHARD C. DEGOLIA, ESQ.
               GARRISON                   WILSON SONSINI GOODRICH & ROSATI, P.C.
     1285 AVENUE OF THE AMERICAS                    650 PAGE MILL ROAD
    NEW YORK, NEW YORK 10019-6064            PALO ALTO, CALIFORNIA 94304-1050
            (212) 373-3000                            (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              THE NORTH FACE, INC.
                             CROSS REFERENCE SHEET
                   (PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                   REQUIRED IN RESPONSE TO ITEMS OF FORM S-1)

ITEM AND CAPTION IN FORM S-1                                                     LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of Registration Statement and Outside Front
            Cover Page of Prospectus............................  Facing Page of Registration Statement and Outside
                                                                   Front Cover Page of the Prospectus
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page of the Prospectus; Table of
                                                                   Contents; Available Information
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; The Company; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover Page of the Prospectus;
                                                                   Underwriting
       9.  Description of Securities to be Registered...........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts
      11.  Information with Respect to the Registrant...........  Prospectus Summary; The Company; Risk Factors;
                                                                   Dividend Policy; Capitalization; Selected
                                                                   Consolidated Financial Data; Management's Discussion
                                                                   and Analysis of Financial Condition and Results of
                                                                   Operations; Business; Management; Principal
                                                                   Stockholders; Description of Capital Stock; Shares
                                                                   Eligible for Future Sale; Experts; Financial
                                                                   Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                   JUNE 24, 1996

                                2,600,000 SHARES

                        THE NORTH FACE, INC.     [LOGO]

                                  COMMON STOCK

                                   ----------


    All of the 2,600,000 shares of Common Stock offered hereby are being sold by The North Face, Inc. ("The North Face" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TNFI."

                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 7.
                                 -------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
  EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
      PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION  TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.

                                                PRICE        UNDERWRITING       PROCEEDS
                                                 TO          DISCOUNTS AND         TO
                                               PUBLIC       COMMISSIONS(1)     COMPANY(2)
Per Share................................         $                $                $
Total(3).................................         $                $                $

(1) See "Underwriting" for information relating to indemnification of the Underwriters.


(2) Before deducting expenses of the offering payable by the Company estimated at $1.3 million.


(3) The Company and certain of the Company's stockholders (the "Selling Stockholders") have granted to the Underwriters a 30-day option to purchase up to 252,000 and 138,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds  to Selling Stockholders will be $        , $        , $        and
    $         , respectively. See  "Underwriting." The Company will not  receive any of the proceeds from the sale of shares by the Selling Stockholders.
                                 --------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1996.

ALEX. BROWN & SONS
     INCORPORATED
                               HAMBRECHT & QUIST
                                                               J.P. MORGAN & CO.

              THE DATE OF THIS PROSPECTUS IS              , 1996.

DESCRIPTION OF PICTURES AND CAPTIONS:

FRONT COVER -- Gray screened image of mountain range.

INSIDE FRONT COVER -- Man standing on snow-covered ledge coiling rope.

CAPTION: "The North Face Climbing Team member Conrad Anker coils rope after a forced bivouac on Torre Egger, Argentina."

INSIDE FRONT GATE-FOLD -- Man standing next to tent on snow-covered outcrop, packing his backpack.

CAPTION:  "Climbing Team member Alex Lowe at high camp on THE BIRD,
         Ak-Su Expedition, Kyrgyzstan."

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

THIS PROSPECTUS INCLUDES TRADEMARKS AND SERVICE MARKS OF THE COMPANY AND CERTAIN OTHER COMPANIES.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "THE NORTH FACE" AND "COMPANY" INCLUDE THE NORTH FACE, INC. AND ITS SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE THE BUSINESS OF THE COMPANY'S PREDECESSOR. UNLESS OTHERWISE INDICATED, ALL INFORMATION INCLUDED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED, AND HAS BEEN RETROACTIVELY ADJUSTED TO GIVE EFFECT TO THE FOLLOWING TRANSACTIONS, ALL OF WHICH WILL BE COMPLETED PRIOR TO OR CONCURRENTLY WITH THE CLOSING OF THE OFFERING: (I) STOCK SPLITS WHICH WILL RESULT IN EACH SHARE OF COMMON STOCK BEING SPLIT INTO 4.44 SHARES AND
(II) THE CONVERSION OF EACH SHARE OF THE COMPANY'S SERIES A CONVERTIBLE PREFERRED STOCK (THE "PREFERRED STOCK"), INCLUDING SHARES OF PREFERRED STOCK TO BE ISSUED AS CUMULATIVE DIVIDENDS ON THE PREFERRED STOCK, INTO APPROXIMATELY
1.7743 SHARES OF COMMON STOCK. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company believes that The North Face-Registered Trademark- is the world's premier brand of high-performance outdoor apparel and equipment. The Company designs and distributes technically sophisticated outerwear, skiwear, functional sportswear, tents, sleeping bags and backpacks, all under The North Face-Registered Trademark- name.

    The North Face has developed a superior reputation for quality, performance and authenticity by providing technically advanced products capable of withstanding the most extreme conditions. For nearly 30 years, the Company's outdoor apparel and equipment have been the brand of choice for numerous high altitude and polar expeditions. These products are used extensively by world-class climbers, explorers and extreme skiers, whose lives depend on the performance of their apparel and equipment. To maintain and further enhance this unique legacy, the Company continuously develops and introduces innovative products that are functional, technically superior and designed to set the industry standard in each product category. The Company cultivates its extreme image through its targeted marketing efforts and its teams of world-class climbers, explorers and skiers.

    As a result of its extreme image and technological leadership, The North Face-Registered Trademark- brand has become increasingly popular among a broad group of consumers. The Company believes this growing popularity is attributable not only to its strong brand image but also to a fundamental shift in lifestyle choices and consumer preferences toward more functional and high-performance outdoor products. While The North Face expects its traditional market segments to continue to benefit from these trends, the Company believes that it has an opportunity to leverage The North Face-Registered Trademark- brand and expand into new and broader product categories. For example, the Company recently introduced Tekware-TM-, an innovative line of functional sportswear made from a new generation of synthetic fabrics, designed both for outdoor activities and everyday use.

    To protect the integrity of The North Face-Registered Trademark- brand and ensure a high level of customer service and education, the Company limits the distribution of its products to a select number of specialty retailers. The Company sells its products to over 1,500 wholesale customers representing more than 2,000 store fronts in the United States, Europe and Canada. In addition, the Company owns and operates nine retail and two outlet stores in the United States.


    Beginning in January 1993, a new management team began implementing a variety of strategic and operational improvements, including hiring experienced senior executives and initiating new sourcing, product development and marketing strategies. Primarily as a result of these initiatives, the Company's financial results improved significantly. During the past two years, the Company has continued to implement additional operational improvements and began introducing a wide range of new products. As a result, the Company reported net sales, operating income and net income of $121.5 million, $10.5 million and $3.5 million, respectively, for 1995, increases of 36%, 43% and 104%, respectively, over pro forma 1994.


    The Company's growth strategy is to continue to build on the strength of The North Face-Registered Trademark- brand. To maintain future growth, the
Company intends to (i) continue to develop and introduce new products; (ii) rapidly introduce "Summit Shops," year-round concept shops dedicated to The North Face-Registered Trademark- products and primarily to be located within certain of the Company's wholesale customers; (iii) establish Tekware as a high-performance, functional alternative to traditional sportswear; and (iv) selectively pursue international opportunities.

                                  THE OFFERING


Common Stock offered by the Company.............  2,600,000 shares
Common Stock to be outstanding after the
 offering.......................................  9,581,666 shares (1)
Use of proceeds.................................  Repayment of debt. See "Use of Proceeds."
Nasdaq National Market symbol...................  TNFI


- ------------------------------

(1) Excludes 1,170,802 shares of Common Stock issuable upon exercise of stock options outstanding as of May 17, 1996, at a weighted average exercise price of $1.63 per share. Also excludes 933,950 shares of Common Stock reserved for future issuance under the Company's stock incentive plans, employee stock purchase plan and Directors' stock option plan.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      THE PREDECESSOR (1)                       THE COMPANY (1)
                                             ----------------------------------------------------------------------------
                                                                                     PERIOD
                                                                                      FROM                   FISCAL YEAR
                                                 FISCAL YEAR ENDED MARCH 31,        APRIL 1,    PERIOD FROM     ENDED
                                                                                       TO       JUNE 7, TO   DECEMBER 31,
                                             ------------------------------------    JUNE 6,     DEC. 31,    ------------
                                                1992         1993         1994        1994         1994        1994 (2)
                                             -----------  -----------  ----------  -----------  -----------  ------------
                                                                                                             (PRO FORMA)
STATEMENT OF OPERATIONS DATA:
Net sales..................................  $    68,912  $    86,710  $   87,411   $   9,085    $  60,574    $   89,187
Gross profit...............................       27,109       29,528      36,604       3,768       29,514        41,439
Operating income (loss)....................       (3,454)      (6,548)      3,794      (1,522)       9,855         7,334
Interest expense...........................       (3,521)      (4,209)     (2,046)        (58)      (2,598)       (4,390)
Income (loss) before extraordinary item....  $    (6,893) $   (10,508) $      826   $  (1,673)   $   4,635    $    1,708
Pro forma net income (loss) per share and
 share equivalents (3).....................
Pro forma shares used in computing net
 income (loss) per share (3)(4)............

                                                               THREE MONTHS
                                                                  ENDED
                                                                MARCH 31,
                                                          ----------------------
                                                1995         1995        1996
                                             -----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
Net sales..................................  $   121,534  $   23,500  $   31,020
Gross profit...............................       55,064      10,367      12,603
Operating income (loss)....................       10,524       1,057         139
Interest expense...........................       (5,530)     (1,326)     (1,453)
Income (loss) before extraordinary item....  $     3,485  $      (85) $     (629)
Pro forma net income (loss) per share and
 share equivalents (3).....................  $      0.47              $    (0.09)
Pro forma shares used in computing net
 income (loss) per share (3)(4)............        7,427                   7,394


                                                                                     AS OF MARCH 31, 1996
                                                                           -----------------------------------------
                                                                                                            AS
                                                                            ACTUAL     PRO FORMA (3)   ADJUSTED (5)
                                                                           ---------  ---------------  -------------
BALANCE SHEET DATA:
Working capital..........................................................  $  22,133     $  22,133       $  31,356
Total assets.............................................................     90,481        90,481          90,481
Short-term debt..........................................................      9,513         9,513             290
Long-term debt...........................................................     36,179        36,179          15,102
Stockholders' equity.....................................................     19,874        19,874          50,174

- ------------------------------
(1) The Company purchased substantially all of the assets and certain of the liabilities of its predecessor, The North Face, a California corporation, on June 7, 1994 (the "Acquisition"). See "The Company -- Background and History" and "Management -- Compensation Committee Interlocks and Insider Participation." In 1994, The North Face changed its fiscal year-end to December 31. Due to this change and the Acquisition, a comparison of the financial results of the Company and its predecessor is not meaningful.


(2) The unaudited pro forma information for the year ended December 31, 1994 has been prepared assuming the Acquisition occurred on January 1, 1994. See "Unaudited Pro Forma Financial Information." The pro forma results are provided for comparative purposes only and do not purport to indicate the results of operations that would have occurred if the Acquisition had taken place on January 1, 1994 or which may occur in the future.


(3) Pro forma to give effect to the conversion of all shares of Preferred Stock into shares of Common Stock at the beginning of the respective period.


(4)Supplemental pro forma net income (loss) per share, reflecting the issuance of up to 2,600,000 shares offered hereby, to fund the repayment of up to $30.3 million of the Company's long-term debt and a corresponding reduction in interest expense at the beginning of the respective period, is as follows:



    Year ended December 31, 1995..........................................................................  $    0.50
    Three months ended March 31, 1996.....................................................................  $   (0.02)


(5) Adjusted to reflect the sale by the Company of the 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  THE COMPANY

    The Company believes that The North Face-Registered Trademark- is the world's premier brand of high-performance outdoor apparel and equipment. The Company designs and distributes technically sophisticated outerwear, skiwear, functional sportswear, tents, sleeping bags and backpacks, all under The North Face-Registered Trademark-name.

BACKGROUND AND HISTORY

    The North Face was founded in 1965 by outdoor enthusiasts as a retailer of high-performance climbing and backpacking equipment. The North Face name was selected because, in the Northern Hemisphere, the north face of a mountain is generally the coldest, iciest and most formidable to climb. In 1968, the Company began to manufacture and wholesale backpacking equipment. In the early 1970's, the Company began to offer outerwear and, in the early 1980's, added extreme skiwear to its product offerings.

    For nearly 30 years, the Company has been known as a leading supplier of technical products to extreme users and serious outdoor athletes. Many of the Company's innovative product designs have become industry standards. For example, in 1975 the Company introduced the first geodesic dome tent, a design which has set the standard for tents used in high altitude and polar expeditions. In 1979, The North Face invented shingle construction, which has become a standard among top-of-the-line sleeping bags with synthetic insulation. In 1988, the Company introduced its Expedition System-Registered Trademark-, a comprehensive, integrated cold weather clothing system, which has been widely used by world-class climbers. By the late 1980's, The North Face had become the only supplier in the United States to offer a comprehensive collection of high-performance outerwear, skiwear, sleeping bags, backpacks and tents.

    In the late 1980's, the Company's financial performance deteriorated for a variety of reasons. The Company's inefficient product sourcing policies, which included manufacturing a significant portion of its products, resulted in high and volatile costs, excessive inventory of obsolete materials and finished goods and significant delays in product delivery. In addition, the Company had engaged in a retail expansion strategy that focused on opening outlet stores. The Company produced lower priced products to sell in these outlets rather than using them as a vehicle to dispose of excess inventory. This outlet strategy failed to enhance the Company's brand image, adversely impacted its relationships with its wholesale customers, and failed to target its traditional consumers.

    Beginning in January 1993, a new management team, including Marsden S. Cason, the Company's current Chief Executive Officer, was recruited. The new management team (i) hired a number of experienced senior executives and mid-level managers; (ii) focused on profitability by establishing and implementing specific sales and gross margin objectives; (iii) implemented new sourcing strategies, which included relying principally on contract manufacturers; (iv) closed eight outlets and one Company-operated retail store;
(v) implemented a more focused advertising strategy; and (vi) discontinued or redesigned certain marginally profitable and unprofitable product lines and styles. Primarily as a result of these actions, the Company achieved a significant increase in sales and profitability.


    BANKRUPTCY OF PARENT OF PREDECESSOR. In May 1988, the Company's predecessor, a California corporation named The North Face, was acquired by Odyssey Holding, Inc. ("OHI"), a subsidiary of Odyssey Worldwide Holdings B.V. ("Odyssey"). In addition to the Company's predecessor, Odyssey owned, directly or indirectly, approximately 30 other businesses in the outdoor and brand name apparel industries. The Chairman and Chief Executive Officer of both OHI and of Odyssey was William N. Simon, who is currently the President and a director of the Company and was Chairman of the Board of the Company's predecessor. In January 1993, Marsden S. Cason, who is currently the Chief Executive Officer and a director of the Company, became a director and executive officer of Odyssey and the President and a director of the Company's predecessor. See "Management." Also in January 1993, OHI, as well as certain other holding companies affiliated with Odyssey, filed for protection in the United States under Chapter 11 of the U.S. Bankruptcy Code. Although the Company's predecessor did not file for bankruptcy protection, its assets came under the supervision of the bankruptcy court supervising the sale of the assets of OHI. In June 1994, the Company purchased substantially all of the assets and certain of the liabilities of the Company's predecessor (the "Acquisition") for a purchase price of $62.1 million. See Note 1 to the Consolidated Financial Statements. J.H. Whitney & Co., a New York limited partnership ("Whitney"), and two of its affiliates provided a significant portion of the financing for the Acquisition. See "Management -- Compensation Committee Interlocks and Insider Participation."


    The Company's principal executive office is located at 2013 Farallon Drive, San Leandro, California 94577, and its telephone number is (510) 618-3500. The Company was incorporated in Delaware in 1994 under the name "TNF Holdings Company, Inc." and changed its name to "The North Face, Inc." following the Acquisition.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

    CHANGING CONSUMER PREFERENCES. Although the Company believes that it has benefitted from changing consumer preferences and increasing consumer interest in outdoor activities and from lifestyle changes that emphasize apparel designed for such activities, there can be no assurance that this belief is correct or that these trends will continue. Any change in these developments or reduction in consumer interest in outdoor sports and physical activities could have a material adverse effect on the Company's results of operations and financial condition. In addition, although the Company believes that its products historically have not been significantly affected by fashion trends, all of the Company's products are subject to changing consumer preferences. Consumer preferences could shift rapidly to other types of outdoor equipment or apparel or away from these types of products altogether. Any such shift could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, there can be no assurance that the introduction of new product categories, such as Tekware-TM-, or new marketing or distribution strategies, such as the sale of the Company's products in retail formats that are new to the Company, will not adversely impact The North Face-Registered Trademark- brand or result in a shift of consumer preferences away from the Company's product lines. The Company's future success depends in part on its ability to anticipate and respond to changes in consumer preferences and there can be no assurance that the Company will respond in a timely manner to such changes. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, lower sales, excess inventories and lower margins, which would have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Industry Overview."

    ABILITY TO ACHIEVE AND MANAGE POTENTIAL FUTURE GROWTH. The Company's future profitability is critically dependent on its ability to achieve and manage potential future growth effectively. There can be no assurance that the Company will be successful in increasing net sales in the future or that the rate of period-to-period net sales growth, if any, will not decline. Prior to January 1993, the Company's operational, financial and management systems were relatively weak. Since that date, the Company implemented certain new controls in operational, financial and management information systems. In addition, in order to manage currently anticipated levels of future demand, the Company will be required to (i) improve its management information systems and controls, including inventory management, (ii) expand its distribution capabilities and
(iii) attract and retain qualified personnel, including middle management. The Company currently anticipates spending approximately $1.5 to 2.0 million through the end of 1997 to upgrade its management information systems. There can be no assurance that any upgrades of its management information systems will be completed in a timely manner or that any such upgrades will be adequate to meet the needs of the Company. Any disruption or slowdown in the Company's order processing or fulfillment systems could cause orders to be shipped late. Retailers may cancel orders or refuse to receive goods on account of late shipments which would result in a reduction of net sales and could mean increased administrative and shipping costs. See "Business -- Management Information Systems." If the Company's operations were to continue to grow, for which there can be no assurance, there could be increasing strain on the Company's management, financial, product design, marketing, distribution and other resources and the Company may experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient materials and manufacturing capacity to produce its products, problems in upgrading its management information systems and delays in production and shipments. There can be no assurance that the Company will be able to manage future growth effectively. Any failure to manage growth effectively could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON NEW PRODUCTS. The Company's continued growth and success depend in large part on its ability to successfully develop and introduce new products that are perceived to represent an improvement in performance or value compared to products available in the marketplace. Failure to regularly develop and introduce new products successfully could materially and adversely impact the Company's future growth and profitability. In addition, the Company intends to introduce certain new products, such as its recently introduced Tekware product line, that may represent a significant shift in concept, design and intended use from its traditional products. These products, which are targeted more towards the recreational segment of the market, may have short life cycles, thereby requiring more frequent product introductions than the Company's traditional product lines. Furthermore, these products and the introduction of more moderately priced products may dilute the Company's image as a leading supplier of technologically superior products and lead to a reduced demand for its existing products. See "Business -- Products" and "-- Product Design and Development."

    INTRODUCTION AND ACCEPTANCE OF TEKWARE-TM-. In 1996, The North Face introduced a new line of synthetic outdoor apparel, called "Tekware-TM-." The Company's projected future growth is dependent in large part on consumer acceptance of its Tekware product line. In addition, the Company has recently hired several highly experienced executives to support the production, merchandising and promotion of its Tekware products. The Company's limited experience with marketing casual apparel could materially and adversely affect its ability to introduce Tekware successfully or to develop the Tekware product line. Because the Company selectively distributes its products to specialty retailers, the availability of Tekware will be significantly limited as compared to the availability of other casual apparel, thereby causing Tekware to receive reduced exposure to consumers, which may adversely impact the acceptance of Tekware in the casual apparel market. In addition, because Tekware is produced from synthetic materials, it may not appeal to those consumers who prefer to purchase apparel made from cotton or other natural fabrics, further limiting the potential consumer acceptance of the Tekware products. See "Business -- Products
- -- Tekware."

    IMPLEMENTATION OF SUMMIT SHOP STRATEGY. In August 1996, The North Face plans to open the first of its "Summit Shops," year-round concept shops dedicated to The North Face-Registered Trademark- products and primarily to be located within certain of the Company's wholesale customers. The North Face currently anticipates that approximately 25 Summit Shops will open by the end of 1996; however, there can be no assurance that this number of Summit Shops will be opened in a timely manner, if at all, or, if opened, that their performance will meet the Company's expectations. The Company's ability to implement this expansion program successfully will depend on a number of factors, including the Company's ability to identify qualified and interested specialty retailers, to design and monitor the performance of such shops, to maintain the freshness of the merchandise in Summit Shops and to successfully implement its core inventory replenishment program. As part of its Summit Shop program, The North Face has agreed to replenish its core product inventory in each Summit Shop on a timely basis. This will require the Company to arrange for the materials and production for certain products throughout the year in order to meet forecasted and actual demand, a procedure that is substantially different from the Company's current primarily two season production cycle. In addition, in order to properly replenish the Summit Shops, the Company will be required to maintain higher inventory levels than it has maintained historically. There can be no assurance that the Company will be able to efficiently source merchandise for the Summit Shops on a cost-effective basis or that such merchandise will be available on a timely basis. In addition, the Company believes that the success of its Summit Shop program is highly dependent on market acceptance of its recently introduced Tekware-TM- line of products. Failure to successfully implement its Summit Shop program could result in significant write-offs of inventory and fixtures and have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General," "Business -- Selective Distribution" and "-- Summit Shops."

    RELIANCE ON UNAFFILIATED MANUFACTURERS. The Company currently relies on approximately 50 unaffiliated manufacturers to produce substantially all of its products, with ten of such manufacturers producing approximately 70% of the Company's products in 1995. The Company has no long-term contracts with its manufacturing sources and it competes with other companies for production facilities and import quota capacity. In the event any of the Company's key manufacturers were unable or unwilling to continue to manufacture the Company's products, the Company would have to rely on other current manufacturing sources or identify and qualify new unaffiliated manufacturers. In such event, there can be no assurance that the Company would be able to qualify such manufacturers for existing or new products in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements. Any significant delay in the Company's ability to obtain adequate supplies of its products from its current or alternative sources, would materially and adversely affect the Company's business and results of operations. Although the Company believes that it has good relationships with its unaffiliated manufacturers and maintains good control with respect to product specifications and quality, there can be no assurance that these manufacturers will continue to produce products that are consistent with the Company's standards. In this regard, the Company has occasionally received, and may in the future continue to receive, shipments of product from unaffiliated manufacturers that fail to conform to the Company's quality control standards. In such event, unless the Company is able to obtain replacement products in a timely manner, the Company risks the loss of revenue resulting from the sale of such products and related increased administrative and shipping costs. The failure of any key unaffiliated manufacturer to supply products that conform to the Company's standards could materially and adversely affect the Company's results of operations and its reputation in the marketplace. Although the Company believes that it has good relationships with its principal manufacturing sources, the Company's future success is substantially dependent upon its ability to maintain such relationships. If the Company experiences significant increased demand, which cannot be assured, or if an existing unaffiliated manufacturer needs to be replaced, the Company will need to significantly expand its manufacturing capacity, both from current and new manufacturing sources. There can be no assurance that such additional manufacturing capacity will be available when required on terms that are acceptable to the Company.



    In the past, the Company and its wholesale customers have been unable to maximize sales of the Company's products due to the Company's inability to accurately forecast reorder demand for certain of its products. Beginning in
Fall 1996, the Company intends to initiate a core inventory replenishment program in which significantly increased amounts of its finished core products will be inventoried for more efficient reorder and certain of its unaffiliated manufacturers will increase their materials inventories in order to manufacture products more rapidly. There can be no assurance that the Company will be able to successfully implement this program to meet its future reorder requirements. Furthermore, the increased inventories resulting from this core inventory replenishment program may result in increased excess inventory and material, increased markdowns and lower margins. See "Business -- Sourcing and Manufacturing."


    SEASONALITY AND QUARTERLY FLUCTUATIONS. The Company's business is subject to significant seasonal and quarterly fluctuations. The Company's results of operations may fluctuate from quarter to quarter as a result of, among other things, the amount and timing of shipments to wholesale customers, government shipments, advertising and marketing expenditures, increases in the number of employees and overhead to support growth and store opening costs. Historically, the Company has realized substantially all of its profits in the third quarter and has recognized losses during the first and second quarters of each year. The Company anticipates that it will continue to incur net losses during each of the first and second quarters for the foreseeable future. In addition, during the second quarter of 1996, the Company expects to significantly increase its operating expenses due to increased sales commissions as a result of higher revenues, the hiring of new executive officers, the expansion of its merchandising department to launch its Summit Shop program and a significant increase of its product acquisition staff. Due to these factors and as a result of expenses associated with the operation of the Chicago retail store, which opened in October 1995, the Company anticipates that it will incur a loss in the second quarter of 1996 which will be significantly larger than the loss in the second quarter of 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Data and Seasonality."


    The Company in the past has shipped tents to the United States Marine Corps (the "Marine Corps") for housing troops. These shipments have resulted in significant quarterly fluctuations in net sales, particularly during the first and second quarters when net sales have historically been lower. For example, the Company received $2.3 million and $1.7 million from the shipment of tents to the Marine Corps in the first and second quarters of 1995, respectively, but shipped no tents to the Marine Corps in the first quarter of 1996 and expects to ship no tents to the Marine Corps in the second quarter of 1996, resulting in fluctuations that make period-to-period comparisons for these quarters less meaningful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."


    Furthermore, the Company expects its overall gross margins to decline in the near term because the Company expects its lower margin wholesale business to continue to expand more rapidly than its higher margin retail business. In the event that the Company's operating results in any future quarters fall below the expectations of securities analysts and investors, the trading price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    INTERNATIONAL OPERATIONS. The Company recently expanded its operations in Europe and Canada. In addition, the Company imports over half of its merchandise from contract manufacturers located outside of the United States, primarily in the Far East. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which the Company's operations and manufacturing sources are located. These factors, among others, could influence the Company's ability to sell its products in international markets, as well as its ability to manufacture its products or procure certain materials. If any such factors were to render the conduct of business in a particular country undesirable or impractical, there could be a material and adverse effect on the Company's results of operations and financial condition. The Company's sales in Europe and Canada are denominated in the local currencies of the applicable wholesale customer; the Company's inventory purchases from unaffiliated manufacturers in the Far East are denominated in United States dollars. The Company does not engage in forward foreign exchange hedging activities for its Canadian revenues, but, beginning in January 1996, it enters into certain forward foreign exchange hedging activities with respect to its European sales revenues. As a result, unanticipated changes in the value of the United States dollar relative to the value of certain foreign currencies could have a material adverse effect on the Company's results of operations and financial condition. In addition, the Company's business is subject to the risks associated with the imposition of additional United States legislation and regulations relating to the manufacture and importation of foreign manufactured apparel products, including quotas, duties, tariffs, taxes and other charges or restrictions on imported apparel. The Company cannot predict whether additional United States quotas, duties, tariffs, taxes or other charges or restrictions will be imposed upon the importation of its products in the future, or what effect any such actions would have on its business, financial condition and results of operations. A significant portion of the Company's products is produced in China. From time to time, the U.S. government has considered imposing punitive tariffs on certain exports from China, primarily apparel. There can be no assurance that these sanctions, if implemented, would not have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Foreign Exchange Fluctuations," "Business -- International Operations" and "-- Sourcing and Manufacturing."


    ECONOMIC CYCLICALITY; WEATHER. The sale of outerwear, outdoor equipment and skiwear products historically have been subject to substantial cyclical fluctuation, with purchases of these products tending to decline during periods of recession in the general economy or uncertainty regarding future economic prospects that affect consumer spending habits, particularly on discretionary items. This cyclicality and any related fluctuation in consumer demand could have a material adverse effect on the Company's results of operations and financial condition. In addition, various retailers, including some of the Company's customers, have experienced financial difficulties during the past several years, thereby increasing the risk that such retailers may not pay for the Company's products in a timely manner, if at all.

    Sales of certain of the Company's products are dependent upon the weather and such sales may decline in years in which weather conditions, such as the lack of snow, do not favor the use of the Company's products. Sustained periods of unseasonable weather conditions could have a material adverse effect on the Company's results of operations and financial condition.

    DEPENDENCE ON KEY PERSONNEL; NEW MANAGEMENT. In recent years, the Company has made significant changes in its executive officers and management team. Eight of the Company's nine executive officers have joined the Company or its predecessor since the beginning of 1993, including the Company's vice presidents of merchandising, marketing and retail, each of whom joined the Company between January and April 1996, and the Company's vice president of product development, who joined the Company in May 1995. These new senior executives, among others, have extensive national retail and wholesale experience and have effected certain product development, merchandising, marketing and operational strategy changes. There can be no assurance that the Company will succesfully assimilate these new executives and make these strategic modifications to certain of its past operating policies in a timely and efficient manner. Furthermore, the continued success of the Company is largely dependent on the personal efforts and abilities of its senior management and certain other key personnel and on the Company's ability to retain current management and to attract and retain qualified personnel in the future. The loss of certain key employees or the Company's inability to retain other qualified employees could have a material adverse effect on the Company's results of operations and financial condition. See "Management." The Company has not obtained and does not expect to obtain key man life insurance on any of its senior management team.

    COMPETITION. The markets for the Company's products are highly competitive, and the recent growth in these markets has encouraged the entry of many new competitors as well as increased competition from established companies. Although the Company believes that it does not compete directly with any single company with respect to its entire range of products, within each product category the Company has significant competitors. Many of these competitors are larger and have significantly greater financial, marketing and other resources than the Company. While the Company believes that it has been able to compete successfully because of its brand image and recognition, the broad range and quality of its products, and its selective distribution and customer service policies, including the lifetime warranty that its products carry, there can be no assurance that the Company will be able to maintain or increase its market share in the future. The failure of the Company to compete successfully would materially and adversely affect the Company's business and results of operations. See "Business -- Competition."

    DEPENDENCE ON KEY SUPPLIERS OF MATERIALS. Certain of the materials used to manufacture the Company's products are available from a single or limited number of independent suppliers and there can be no assurance that there will not be a significant disruption in the supply of these materials from current sources or, in the event of such disruption, that the Company would be able to locate alternative suppliers of materials of comparable quality at an acceptable price. To the extent that delays in deliveries of materials from suppliers cause delays in shipments of products manufactured from these materials, the Company's wholesale customers may request delays in delivery to them of complementary products. Although the Company believes that there are alternative suppliers of materials necessary to manufacture its products, these materials may not be of comparable quality or may not be perceived by consumers to be of comparable quality. As a result, the use of alternative materials may adversely affect the Company's reputation for high-quality products. In addition, although certain of the Company's materials suppliers currently bear a portion of the cost of research and development of key materials used in the Company's products and help defray the cost of advertising products that incorporate such materials, there can be no assurance that such suppliers will continue such arrangements or that other suppliers will make similar arrangements in the future. Any significant reduction by the Company's suppliers of their research and development activities or co-op advertising arrangements would adversely affect the Company's results of operations. See "Business -- Product Design and Development."

    DEPENDENCE ON TRADEMARKS. The Company uses a number of trademarks, certain of which the Company has registered with the United States Patent and Trademark Office and in certain foreign countries. The Company believes that its registered and common law trademarks have significant value and that some of its trademarks are instrumental to its ability to create and sustain demand for and market its products. The Company believes that there are no currently pending challenges to the use or registration of any of the Company's registered trademarks. There can be no assurance, however, that the Company's trademarks do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company would, in such an event, not be prevented from using its trademarks, any of which could have a material adverse effect on the Company and its business. In addition, the Company could incur substantial costs to defend legal actions taken against it relating to the Company's use of trademarks, which could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- International Operations" and "-- Trademarks and Licensing."

    The Company uses various trademarks owned by other companies in the promotion, distribution and sale of its products. It uses these trademarks with the knowledge and, it believes, the approval of such companies and, in only one case, pursuant to a licensing agreement. There can be no assurance that the Company will be able to continue to use these trademarks or that the licensing agreement will be renewed. In the event that the Company is unable to use the trademarks of other companies in the future, such an occurrence could adversely affect the Company's results of operations.

    From time to time, the Company discovers products in the marketplace that are counterfeit reproductions of the Company's products or that otherwise infringe upon trademark rights held by the Company. If the Company is unsuccessful in challenging a third party's products on the basis of trademark infringement, continued sales of such product by that or any other third party could adversely impact The North Face-Registered Trademark- brand, result in the shift of consumer preferences away from the Company and generally have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Trademarks and Licensing."

    PRODUCT LIABILITY RISK; WARRANTY EXPOSURE. The Company's products are used in mountain climbing, polar exploration and other inherently dangerous outdoor activities, sometimes in severe or extreme weather conditions. Purchasers of the Company's products rely on the design, integrity and durability of such products. However there can be no assurance that the Company's products will not fail to perform properly. Although it has not experienced any significant losses as a result of product recalls or product liability claims, there can be no assurance that the Company will not incur liabilities for product recalls or product liability claims that could have a material adverse effect on the Company's results of operations and financial condition.

    Substantially all of the Company's products carry a lifetime warranty for defects in quality and workmanship. The Company maintains a warranty reserve for future warranty claims, but there can be no assurance that the actual costs of servicing future warranty claims will not significantly exceed such reserve, which could materially and adversely affect the Company's results of operations and financial condition. See Note 2 of Notes to Consolidated Financial Statements and "Business -- Selective Distribution."

    NEED FOR ADDITIONAL CAPITAL. Various elements of the Company's business and growth strategies, including its plans to broaden existing product lines and introduce new products, will require additional capital. There can be no assurance that funds will be available to the Company on terms satisfactory to the Company when needed. To the extent that the Company raises additional equity capital, it would have a dilutive effect on existing stockholders.

    BENEFITS TO EXISTING STOCKHOLDERS AND AFFILIATES. The consummation of this offering will involve certain benefits to existing stockholders and affiliates of the Company. The Company will use a portion of the proceeds from this offering to repay approximately $10.1 million of indebtedness subject to a subordinated note which is held by the Whitney Subordinated Debt Fund, L.P. (the "Debt Fund"), an existing stockholder of the Company. See "Use of Proceeds." The subordinated note was issued in connection with the Acquisition. See "Management
- -- Compensation Committee Interlocks and Insider Participation."


    CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER DEVICES. Upon the consummation of this offering, the Company's current stockholders will beneficially own approximately 73% of the issued and outstanding shares of Common Stock. Although there are no agreements among such stockholders, if they were to act in concert, they would be able to elect all of the Company's directors, increase the Company's authorized capital stock, dissolve, merge or sell the assets of the Company, or effect other fundamental corporate transactions requiring stockholder approval, and generally direct the affairs of the Company. See "Principal Stockholders."


    Certain provisions of the Restated Certificate of Incorporation (the "Charter") and by-laws (the "By-laws") of the Company that will become operative upon the closing of this offering may be deemed to have anti-takeover effects and may delay, deter or prevent a change in control of the Company that a stockholder might consider in his/her best interest. These provisions (i) classify the Company's Board of Directors into three classes, each of which will serve for different three-year periods; (ii) provide that only the Board of Directors or certain members thereof or officers of the Company may call special meetings of the stockholders; (iii) eliminate the ability of stockholders to take any action without a meeting; (iv) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders meetings and (v) authorize the issuance of "blank check" preferred stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors. See "Description of Capital Stock -- Anti-takeover Effects of Certain Provisions of the Company's Restated Certificate of Incorporation and By-laws" and "-- Preferred Stock."


    NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The initial public offering price of the Common Stock has been determined by negotiation between the Company and the Underwriters based on several factors and does not necessarily reflect the market price of the Common Stock after this offering or the price at which the Common Stock may be sold in the public market after this offering. See "Underwriting."

    The market price for the Common Stock may be significantly affected by such factors as the Company's operating results, changes in any earnings estimates publicly announced by the Company or by analysts, announcements of new products by the Company or its competitors, seasonal effects on sales and various factors affecting the economy, in general. In addition, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies.

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after this offering may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of its equity securities. Upon the consummation of this offering, the Company will have 9,581,666 shares of Common Stock outstanding. Of these shares, the 2,600,000 shares offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 6,981,666 shares of Common Stock are "restricted shares" within the meaning of the Securities Act (the "Restricted Shares"). Approximately 615,668 and 6,365,998 Restricted Shares will be eligible for sale in the public market beginning 90 days and 180 days, respectively, after the effective date of the Registration Statement of which this

Prospectus is a part, pursuant to Rule 144 ("Rule 144") and Rule 701 ("Rule 701") promulgated under the Securities Act and certain lock-up arrangements entered into between the Underwriters and the holders of such Restricted Shares. Of such Restricted Shares, approximately 6,797,768 shares will be subject to certain volume limitations and other resale restrictions pursuant to Rule 144. In addition, the Company intends to file a Registration Statement on Form S-8 ("Form S-8") under the Securities Act approximately 90 days after the effective date of this offering to register shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans. As of May 17, 1996, options to purchase 1,170,802 shares of Common Stock were outstanding under the Company's stock option plans. Holders of 826,477 stock options to purchase Common Stock have granted the Underwriters a 180-day lock-up on shares issuable upon the exercise of such options. Furthermore, pursuant to the terms of a registration rights agreement, beneficial owners of an aggregate 7,519,011 shares of Common Stock (including shares that can be acquired within 60 days from May 1, 1996 upon the exercise of options) have demand and/or incidental, or "piggyback," registration rights, permitting such holders, in the case of demand registration rights, to request on three occasions (subject to certain limitations) that such shares be registered for resale under the Securities Act at the Company's expense and, in the case of piggyback rights, permitting such holders to include their shares, at the Company's expense, in certain registration statements filed by the Company. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. See "Shares Eligible for Future Sale" and "Underwriting."

    DILUTION. The amount by which the initial public offering price per share of Common Stock exceeds the pro forma net tangible book value per share after this offering constitutes dilution to investors in this offering. Investors purchasing shares of Common Stock in this offering will experience an immediate and substantial dilution in net tangible book value of $11.06 per share (assuming an initial public offering price of $13.00 per share). See "Dilution."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,600,000 shares of Common Stock offered hereby are estimated to be approximately $30.1 million ($33.4 million if the Underwriters' over-allotment option is exercised in full) based on an initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.



    The Company intends to use such proceeds to repay certain indebtedness consisting of (i) $13.0 million under the Company's revolving line of credit,
(ii) $7.0 million under the Company's term note debt and (iii) approximately $10.1 million principal amount of the Company's Subordinated Note due June 7, 2001 (the "Subordinated Note"), plus accrued interest. The revolving line of credit and term note debt are a part of a combined credit facility (collectively, the "Credit Facility"), with Heller Financial, Inc. and two banks. The revolving line of credit bears interest (8.27% at June 19, 1996) at prime plus 1.0% or LIBOR plus 2.75% and is due in February 2000, with interim reductions based on collateral availability. Approximately $19.6 million was outstanding under the line of credit as of June 19, 1996. The term note debt bears interest (8.44% at June 19, 1996) at prime plus 1.25% or LIBOR plus 3.0% and is due in quarterly installments through January 2000. Approximately $6.7 million was outstanding under the term note as of June 19, 1996. Effective as of the closing of this offering, the Credit Facility is expected to be restructured and interest under the revolving portion of the Credit Facility is expected to be reduced by 1.25% and interest under the term note portion of the Credit Facility is expected to be reduced by 1.5%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Subordinated Note bears interest at the rate of 10.101% per annum and is held by the Debt Fund, an affiliate of the Company. Approximately $24.3 million was outstanding under the Subordinated Note as of June 19, 1996. The proceeds from the issuance of the Subordinated Note were used to fund the Acquisition. See "Management -- Compensation Committee Interlocks and Insider Participation." In connection with the restructuring of both the Credit Facility and the Subordinated Note, the Company expects to record a non-cash extraordinary charge of approximately $0.8 million, net of tax, as a write-off of deferred debt issuance cost. The Company intends to use the remaining net proceeds, if any, for debt repayment or for working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments.


                                DIVIDEND POLICY

    The Company intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Further, pursuant to the terms of the Credit Facility, the Company is and will be restricted in its ability to pay cash dividends on its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1996 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the filing of an Amended and Restated Certificate of Incorporation upon the closing of this offering and (iii) as adjusted to reflect the sale of the 2,600,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom. The table should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto included elsewhere in this Prospectus. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                        MARCH 31, 1996
                                                                            --------------------------------------
                                                                              ACTUAL      PRO FORMA   AS ADJUSTED
                                                                            -----------  -----------  ------------
                                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt, including current portion of long-term debt..............  $     9,513  $     9,513   $      290
                                                                            -----------  -----------  ------------
                                                                            -----------  -----------  ------------
Long-term debt, less current portion:
    Long-term debt and capital leases, less current portion...............  $    11,846  $    11,846   $    1,069
    Subordinated debt.....................................................       24,333       24,333       14,233
                                                                            -----------  -----------  ------------
        Total long-term debt, less current portion........................       36,179       36,179       15,302
                                                                            -----------  -----------  ------------
Stockholders' equity:
    Series A Preferred Stock, $1.00 par value per share; authorized:
     4,000,000 shares; issued and outstanding: actual, 1,935,781 shares;
     pro forma and as adjusted, no shares.................................       12,267           --           --
    Cumulative preferred dividends accrued (1)............................        2,407           --           --
    Common Stock, $0.0025 par value per share; authorized: actual,
     10,000,000 shares; pro forma and as adjusted, 50,000,000 shares;
     issued and outstanding: actual, 2,901,571 shares; pro forma,
     7,010,303 shares; as adjusted, 9,610,303 shares (2)..................            7           17           24
    Additional paid-in capital............................................          645       15,309       45,602
    Subscriptions receivable..............................................         (142)        (142)        (142)
    Retained earnings.....................................................        5,084        5,084        5,084
    Cumulative translation adjustments....................................         (394)        (394)        (394)
                                                                            -----------  -----------  ------------
        Total stockholders' equity........................................       19,874       19,874       50,174
                                                                            -----------  -----------  ------------
            Total capitalization..........................................  $    56,053  $    56,053   $   65,476
                                                                            -----------  -----------  ------------
                                                                            -----------  -----------  ------------


- ------------------------------
(1) Represents 379,956 shares of Preferred Stock to be issued upon declaration of such dividends.


(2) Excludes 1,133,287 shares of Common Stock issuable upon exercise of stock options outstanding as of March 31, 1996, at a weighted average exercise price of $1.04 per share. Also excludes 933,950 shares of Common Stock reserved  for  future  issuance  under  the  Company's  stock  option plans, employee stock purchase plan and Directors' stock option plan. See "Management -- Stock Incentive Plan," "-- Employee Stock Purchase Plan" and "-- Directors' Compensation."

                                    DILUTION

    The pro forma net tangible deficit of the Company's Common Stock at March 31, 1996 was approximately $11.6 million, or $(1.66) per share. Pro forma net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding as of March 31, 1996, assuming conversion of each outstanding share of Preferred Stock into approximately 1.7743 shares of Common Stock.

    Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale of the 2,600,000 shares of Common Stock being offered by the Company hereby at an assumed initial offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value at March 31, 1996 would have been approximately $18.7 million, or $1.94 per share. This represents an immediate increase in pro forma net tangible book value of $3.60 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.06 per share to purchasers of Common Stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share..........................             $   13.00
  Pro forma net tangible deficit per share at March 31, 1996.............  $   (1.66)
  Increase per share attributable to new investors.......................       3.60
                                                                           ---------
Pro forma net tangible book value per share after the offering...........                  1.94
                                                                                      ---------
Pro forma net tangible book value dilution per share to new investors....             $   11.06
                                                                                      ---------
                                                                                      ---------

    The following table sets forth, as of March 31, 1996, the number of shares of Common Stock purchased from the Company (assuming conversion of each share of Preferred Stock into approximately 1.7743 shares of Common Stock), the total consideration paid and the average price per share paid by existing stockholders and the new investors purchasing shares in the offering at an assumed initial public offering price of $13.00 per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                      SHARES PURCHASED             TOTAL CONSIDERATION        AVERAGE
                                                -----------------------------  ---------------------------   PRICE PER
                                                     NUMBER         PERCENT        AMOUNT        PERCENT       SHARE
                                                -----------------  ----------  ---------------  ----------  -----------
                                                 (IN THOUSANDS)                (IN THOUSANDS)
Existing stockholders.........................          7,010           72.9%    $    15,326         31.2%   $    2.19
New investors.................................          2,600           27.1          33,800         68.8    $   13.00
                                                        -----          -----   ---------------      -----
    Total.....................................          9,610          100.0%    $    49,126        100.0%
                                                        -----          -----   ---------------      -----
                                                        -----          -----   ---------------      -----

    The foregoing assumes no exercise of stock options outstanding at March 31, 1996. At March 31, 1996, there were outstanding stock options to purchase an aggregate of 1,133,287 shares of Common Stock at a weighted average exercise price of $1.04 per share. To the extent these stock options are exercised, there will be further dilution to purchasers in this offering. See "Management -- Stock Incentive Plans" and Note 12 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected consolidated financial data presented below as of December 31, 1994 and 1995, and for the periods from April 1, 1994 to June 6, 1994, from June 7, 1994 to December 31, 1994, the fiscal year ended March 31, 1994 and the year ended December 31, 1995 has been derived from the Company's audited financial statements, which are included elsewhere in this Prospectus. The selected consolidated financial data presented below as of March 31, 1994 was derived from audited consolidated financial statements of the Company, which are not included in this Propectus. The selected consolidated financial data presented below as of March 31, 1992, 1993 and 1996, for the years ended March 31, 1992 and 1993, and for the three months ended March 31, 1995 and 1996 was derived from unaudited financial statements but was prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments which the Company considers necessary for a fair presentation of the financial information set forth therein. The information should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results for the interim periods are not necessarily indicative of results for a full year.

                                                THE PREDECESSOR (1)                          THE COMPANY (1)
                               ----------------------------------------------------------------------------------------------
                                                                  PERIOD                                              THREE
                                                                   FROM                         FISCAL YEAR          MONTHS
                                 FISCAL YEAR ENDED MARCH 31,     APRIL 1,    PERIOD FROM           ENDED              ENDED
                                                                    TO       JUNE 7, TO         DECEMBER 31,        MARCH 31,
                               -------------------------------    JUNE 6,     DEC. 31,    ------------------------  ---------
                                 1992       1993       1994        1994         1994        1994 (2)       1995       1995
                               ---------  ---------  ---------  -----------  -----------  -------------  ---------  ---------
                                                                                          (PRO FORMA)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $  68,912  $  86,710  $  87,411   $   9,085    $  60,574     $  89,187    $ 121,534  $  23,500
Gross profit.................     27,109     29,528     36,604       3,768       29,514        41,439       55,064     10,367
Operating expenses...........     30,563     36,076     32,810       5,290       19,659        34,105       44,540      9,310
                               ---------  ---------  ---------  -----------  -----------  -------------  ---------  ---------
Operating income (loss)......     (3,454)    (6,548)     3,794      (1,522)       9,855         7,334       10,524      1,057
Interest expense.............     (3,521)    (4,209)    (2,046)        (58)      (2,598)       (4,390)      (5,530)    (1,326)
Other income, net............         82        766       (200)         19          186          (264)         589         85
                               ---------  ---------  ---------  -----------  -----------  -------------  ---------  ---------
Income (loss) before
 provision for taxes and
 extraordinary item..........     (6,893)    (9,991)     1,548      (1,561)       7,443         2,680        5,583       (184)
Provision for income taxes...         --        517        722         112        2,808           972        2,098        (99)
                               ---------  ---------  ---------  -----------  -----------  -------------  ---------  ---------
Income (loss) before
 extraordinary item..........  $  (6,893) $ (10,508) $     826   $  (1,673)   $   4,635     $   1,708    $   3,485  $     (85)
                               ---------  ---------  ---------  -----------  -----------  -------------  ---------  ---------
                               ---------  ---------  ---------  -----------  -----------  -------------  ---------  ---------
Pro forma net income (loss)
 per share and share
 equivalents (3)(4)..........                                                                            $    0.47
                                                                                                         ---------
                                                                                                         ---------
Pro forma shares used in
 computing net income (loss)
 per share...................                                                                                7,427
                                                                                                         ---------
                                                                                                         ---------


                                 1996
                               ---------

STATEMENT OF OPERATIONS DATA:
Net sales....................  $  31,020
Gross profit.................     12,603
Operating expenses...........     12,464
                               ---------
Operating income (loss)......        139
Interest expense.............     (1,453)
Other income, net............        167
                               ---------
Income (loss) before
 provision for taxes and
 extraordinary item..........     (1,147)
Provision for income taxes...       (518)
                               ---------
Income (loss) before
 extraordinary item..........  $    (629)
                               ---------
                               ---------
Pro forma net income (loss)
 per share and share
 equivalents (3)(4)..........  $   (0.09)
                               ---------
                               ---------
Pro forma shares used in
 computing net income (loss)
 per share...................      7,394
                               ---------
                               ---------

                                         AS OF MARCH 31,                                      AS OF DECEMBER 31,
                                 -------------------------------                            ----------------------
                                   1992       1993       1994                                  1994        1995
                                 ---------  ---------  ---------                            -----------  ---------
BALANCE SHEET DATA:
Working capital................  $  31,040  $  23,725  $  22,987                             $  14,189   $  22,668
Total assets...................     59,959     53,318     50,363                                66,549      84,508
Short-term debt................        846        782      1,511                                 1,327       4,838
Long-term debt.................     46,467     48,580     46,895                                29,047      36,388
Stockholders' equity...........     (2,951)   (13,346)   (13,130)                               17,179      20,568

                                  AS OF MARCH 31,
                                       1996
                                 -----------------
BALANCE SHEET DATA:
Working capital................      $  22,133
Total assets...................         90,481
Short-term debt................          9,513
Long-term debt.................         36,179
Stockholders' equity...........         19,874

- ------------------------------
(1) The Company purchased substantially all of the assets and certain of the liabilities of its predecessor, The North Face, a California corporation, on June 7, 1994 (the "Acquisition"). See "The Company -- Background and History" and "Management -- Compensation Committee Interlocks and Insider Participation." In 1994, The North Face changed its fiscal year-end to December 31. Due to this change and the Acquisition, a comparison of the financial results of the Company and its predecessor is not meaningful.


(2) The unaudited pro forma information for the year ended December 31, 1994 has been prepared assuming the Acquisition occurred on January 1, 1994. See "Unaudited Pro Forma Financial Information." The pro forma results are provided for comparative purposes only and do not purport to indicate the results of operations that would have occurred if the Acquisition had taken place on January 1, 1994 or which may occur in the future.


(3) Pro forma to give effect to the conversion of all shares of Preferred Stock into shares of Common Stock at the beginning of the respective period.


(4)Supplemental pro forma net income (loss) per share, reflecting the issuance of up to 2,600,000 shares offered hereby, to fund the repayment of up to $30.3 million of the Company's long-term debt and a corresponding reduction in interest expense at the beginning of the respective period, is as follows:



    Year ended December 31, 1995..........................................................................  $    0.50
    Three months ended March 31, 1996.....................................................................  $   (0.02)

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS



    The following unaudited pro forma statement of operations for the year ended December 31, 1994 is based on the historical financial statements of the Company and the Company's predecessor included elsewhere in this Prospectus and has been prepared assuming the Acquisition occurred on January 1, 1994. The unaudited pro forma statement of operations and accompanying notes are based upon and should be read in conjunction with the financial statements and the notes thereto of the Company included elsewhere in this Prospectus. Such information is not necessarily indicative of either future results of operations or the results that might have occurred if the Acquisition had occurred on January 1, 1994.



                                               HISTORICAL
                          ----------------------------------------------------
                                  THE PREDECESSOR                                               PRO FORMA
                          -------------------------------      THE COMPANY                    --------------
                                            PERIOD FROM    -------------------   PRO FORMA         YEAR
                           THREE MONTHS    APRIL 1, 1994   PERIOD FROM JUNE 7,  ADJUSTMENTS       ENDED
                          ENDED MARCH 31,        TO         1994 TO DECEMBER      INCREASE     DECEMBER 31,
(IN THOUSANDS)                 1994         JUNE 6, 1994        31, 1994         (DECREASE)        1994
                          ---------------  --------------  -------------------  ------------  --------------
Net sales...............     $  20,530       $    9,085        $    60,574       $   (1,002)(1)   $  $89,187
                          ---------------       -------           --------      ------------  --------------
Gross profit............         9,159            3,768             29,514           (1,002)(1)       41,439
Operating expenses......         8,826            5,290             19,659              330(2)       34,105
                          ---------------       -------           --------      ------------  --------------
Operating income
 (loss).................           333           (1,522)             9,855           (1,332)         7,334
Interest expense........          (429)             (58)            (2,598)           1,305(3)       (4,390)
Other income, net.......          (469)              19                186                            (264)
                          ---------------       -------           --------      ------------  --------------
Income (loss) before
 income taxes and
 extraordinary item.....          (565)          (1,561)             7,443           (2,637)         2,680
Provision (benefit) for
 income taxes...........          (136)             112              2,808           (1,812)(4)          972
                          ---------------       -------           --------      ------------  --------------
Income (loss) before
 extraordinary item.....     $    (429)      $   (1,673)       $     4,635       $     (825)    $    1,708
                          ---------------       -------           --------      ------------  --------------
                          ---------------       -------           --------      ------------  --------------


- ------------------------

(1) Represents royalties earned on sales made by the Company's previous licensee in Japan. In connection with the Acquisition, the Company sold the right to use its trademarks in Japan and no longer earns such royalties.


(2) Represents increases in operating expenses for the period from January 1, 1994 to June 6, 1994 of $221,000 in increased goodwill amortization related to the Acquisition and $109,000 of management fees payable to Whitney related to the Acquisition (see Note 13 to the Consolidated Financial Statements).



(3) Represents interest expense on debt incurred in connection with the acquisition less $280,000 of interest incurred by the Company's predecessor on debt which was not assumed by the Company. Interest rates on the revolver and term loan were based on prime plus 2% and prime plus 2.5%, respectively. The prime rate was approximately 6.25% during the year.


(4) Represents estimated tax effect of adjustments as well as tax benefits for losses not previously benefitable by predecessor from January 1, 1994 through June 6, 1994.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    BACKGROUND/TURNAROUND. The North Face was founded in 1965 by outdoor enthusiasts as a retailer of high-performance climbing and backpacking equipment. While the Company had developed a reputation for technical excellence among extreme users of its products, in the late 1980s its financial performance deteriorated for a variety of reasons. The Company's inefficient product sourcing policies, which included manufacturing a significant portion of products itself, resulted in high and volatile costs, excessive inventory of obsolete materials and finished goods and significant delays in product delivery. In addition, the Company had engaged in a retail expansion strategy that focused on opening discount outlets and producing lower priced products to sell in those outlets. This outlet strategy failed to enhance the Company's brand image, adversely impacted its relationships with its wholesale customers and failed to target its traditional consumers.

    Beginning in January 1993, a new executive management team, including Marsden S. Cason, the Company's current Chief Executive Officer, was recruited. The new management team (i) hired a number of experienced senior executives and mid-level managers; (ii) focused on profitability by establishing and implementing specific sales and gross margin objectives; (iii) implemented new sourcing strategies, which included relying principally on contract manufacturers; (iv) closed eight outlets and one Company-operated retail store;
(v) implemented a more focused advertising strategy; and (vi) discontinued or redesigned certain unprofitable and marginally profitable product lines and styles. Primarily as a result of these initiatives, the Company achieved profitability in the year ended March 31, 1994. The assets and certain of the liabilities of the Company's predecessor were acquired in June 1994 by the Company, which had been formed for this purpose. See "Management -- Compensation Committee Interlocks and Insider Participation."

    ORDER CYCLE. The North Face currently is engaged primarily in a two-season wholesale business, Spring (January to June) and Fall (July to December). Wholesale customers place preseason orders, which generally are noncancellable, with the Company from two to five months prior to the beginning of the season. Reorders are placed throughout the season and products are shipped based on availability. Preseason orders typically account for 75 to 85% of total sales to wholesale customers and historically have been an accurate indicator of actual product shipments; however, there can be no assurance that preseason orders will be an accurate indicator of actual product shipments in the future. With the introduction of Tekware and Summit Shops, the Company expects that it increasingly will be supplying its products to its wholesale customers on a year-round basis, which is expected to decrease preseason orders as a percentage of total sales to wholesale customers. Preseason orders for the 1996 Spring season were $32.1 million compared to $22.5 million preseason orders for the 1995 Spring season. Preseason orders for the 1996 Fall season are $66.8 million (as of May 2, 1996) compared to $51.4 million total preseason orders for the 1995 Fall season.

    PRODUCTION CYCLE. Based on preseason orders and expected reorders, the Company places production orders with its contract manufacturers for an entire season three to five months before the beginning of the season. Fixed production prices are agreed upon approximately three months prior to placement of such production orders. As a result, the Company's production costs are relatively predictable one season in advance of the delivery of products. In the past, the Company and its wholesale customers were unable to maximize sales of the Company's most popular products due to the Company's strategy of determining production quantities based primarily on preseason orders. As a result, the Company frequently was unable to meet strong reorder demand for its most popular items. Beginning in Fall 1996, the Company intends to initiate a core inventory replenishment program in which its core products and materials will be inventoried for rapid reorder or manufacturing. As a result of this new program, the Company will maintain higher levels of inventories. See "Risk Factors -- Reliance on Contract Manufacturing."

    SUMMIT SHOPS. The North Face recently developed Summit Shops that are designed to increase sales to wholesale customers. See "Business -- Selective Distribution -- Summit Shops." The Company expects that Summit Shops will showcase the Company's products using modern merchandising techniques, enhance the Company's brand and increase sales, while minimizing investment. An average 650 square foot Summit Shop will require a total investment for furniture and fixtures of approximately $40,000, 70% of which will be provided by the Company. The Company will incur certain additional marketing and monitoring expenses. The Company's wholesale customers will operate the Summit Shops, own the inventory and provide the remaining 30% of the initial investment for furniture and fixtures (which the Company may finance for certain wholesale customers). The Company will retain ownership of the furniture and fixtures used in the Summit Shops. See "Risk Factors -- Implementation of Summit Shop Strategy."

    COMPANY-OPERATED RETAIL SALES. The North Face currently operates nine retail stores and two outlets. New stores and outlets are included in comparable store sales commencing in their thirteenth month of operation. The Company currently does not plan to open any additional retail stores in the near future because the Company believes that Summit Shops will provide comparable merchandising and marketing benefits to those that are received from Company-operated retail stores, with a lower commitment of financial and operational resources and a higher return on investment. The North Face's gross margins for its Company-operated retail stores are higher than for sales to its wholesale customers. Consequently, due to the expected growing revenue contribution from the Company's wholesale customers, the Company's overall gross margins are expected to decline in the near term. The Company intends to open one outlet store within the next 12 months.


    GOVERNMENT SALES. The North Face historically has produced tents for the Marine Corps. The timing of these sales has fluctuated historically and is dependent on the Company's obtaining contracts from the Marine Corps. The timing of the sales under these contracts can significantly affect the Company's quarterly results. For example, the Company received $2.3 million and $1.7 million from the sale of tents to the Marine Corps in the first and second quarters of 1995, respectively, but sold no tents to the Marine Corps in the first quarter and expects to sell no tents to the Marine Corps in the second quarter of 1996, resulting in fluctuations that make period-to-period comparisons for these quarters less meaningful. The Company does not expect to ship any tents to the Marine Corps during 1996, but currently is working with the Marine Corps to obtain a contract for future shipments. There can be no assurance, however, that the Company will obtain any contracts to produce tents for the Marine Corps in the future. While the gross margin on government sales typically are lower than on the Company's wholesale business, such sales incur minimal additional operating expenses. As a result, the Company's profitability can be impacted significantly by government sales, particularly in the historically lower revenue first and second quarters. See "Risk Factors -- Seasonality and Quarterly Fluctuations."


    CHANGE IN YEAR-END. In 1994, The North Face changed its fiscal year-end to December 31. Due to this change and the Acquisition, comparison of the nine month period ended December 31, 1994 to the fiscal year ended March 31, 1994 is not meaningful. Therefore, the following discussion of results of operations is based on the year ended December 31, 1995 compared to the pro forma results for the year ended December 31, 1994, assuming the Acquisition had taken place on January 1, 1994, and on the year ended March 31, 1994 compared to the year ended March 31, 1993.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain items in The North Face's consolidated statements of operations as a percentage of net sales (except for income taxes which are shown as a percentage of pre-tax income). As a result of recent strategic and operational changes, period-to-period comparisons of financial results may not be meaningful and the results of operations for historical periods may not be indicative of future results.

                                           FISCAL YEAR                   YEAR ENDED               THREE MONTHS ENDED
                                         ENDED MARCH 31,                DECEMBER 31,                  MARCH 31,
                                    --------------------------  ----------------------------  --------------------------
                                        1993          1994                         1995           1995          1996
                                    ------------  ------------      1994      --------------  ------------  ------------
                                                                ------------
                                                                (PRO FORMA)
Net sales.........................       100.0%         100.0 %       100.0 %         100.0 %       100.0 %       100.0 %
Gross profit......................         34.1          41.9          46.5            45.3          44.1          40.6
Operating expenses................         41.6          37.5          38.3            36.6          39.6          40.2
                                    ------------  ------------  ------------  --------------  ------------  ------------
Operating income (loss)...........         (7.5 )         4.4           8.2             8.7           4.5           0.4
Interest expense..................          4.9           2.3           4.9             4.6           5.6           4.7
                                    ------------  ------------  ------------  --------------  ------------  ------------
Income (loss) before provision for
 taxes and extraordinary item.....        (11.3 )         1.8           3.0             4.6          (0.8 )        (3.7 )
Provision for income taxes........         (5.2 )        46.6          36.3            37.6          53.8          45.2
                                    ------------  ------------  ------------  --------------  ------------  ------------
Net income (loss).................        (12.1 )%         0.9 %         1.9 %           2.9 %        (0.4 )%        (2.0 )%
                                    ------------  ------------  ------------  --------------  ------------  ------------
                                    ------------  ------------  ------------  --------------  ------------  ------------

    The following table sets forth, for the periods indicated, the Company's net sales by distribution channel and for domestic compared to international net sales:

                                     FISCAL YEAR ENDED MARCH             YEAR ENDED               THREE MONTHS ENDED
                                               31,                      DECEMBER 31,                  MARCH 31,
                                    --------------------------  ----------------------------  --------------------------
                                        1993          1994                         1995           1995          1996
                                    ------------  ------------      1994      --------------  ------------  ------------
                                                                ------------
                                                                (PRO FORMA)
Wholesale customers...............     $52,673        $51,720       $61,391        $ 87,386      $14,804       $22,839
Company-operated retail...........      33,681         31,225        26,877          29,968        6,412         8,038
Government........................         356          4,466           919           4,180        2,284           143
                                    ------------  ------------  ------------  --------------  ------------  ------------
    Total net sales...............     $86,710        $87,411       $89,187        $121,534      $23,500       $31,020
                                    ------------  ------------  ------------  --------------  ------------  ------------
                                    ------------  ------------  ------------  --------------  ------------  ------------
United States.....................     $71,658        $71,994       $70,822        $ 96,069      $17,551       $22,265
International.....................      15,052         15,417        18,365          25,465        5,949         8,755
                                    ------------  ------------  ------------  --------------  ------------  ------------
    Total net sales...............     $86,710        $87,411       $89,187        $121,534      $23,500       $31,020
                                    ------------  ------------  ------------  --------------  ------------  ------------
                                    ------------  ------------  ------------  --------------  ------------  ------------

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

    NET SALES. Net sales increased by 32.0% to $31.0 million from $23.5 million for the three months ended March 31, 1996 (the "First Quarter 1996") compared to the three months ended March 31, 1995 (the "First Quarter 1995").

    Net sales to wholesale customers increased by 54.3% to $22.8 million from $14.8 million for First Quarter 1996 compared to First Quarter 1995. This increase related primarily to increased unit shipments to the Company's existing wholesale customers resulting from (i) the introduction of new products, including the initial shipments of Tekware, (ii) continued strong sales of existing products, (iii) better service to its wholesale customers and (iv) a more targeted advertising and marketing campaign. In addition, the Company believes that its improvement in on-time deliveries to its wholesale customers has resulted in a shift of sales from the second quarter into the first quarter 1996. Accordingly, the Company expects net sales in the second quarter of 1996 to increase at a lower rate than in the first quarter 1996.

    Company-operated retail sales increased by 25.4% to $8.0 million from $6.4 million for First Quarter 1996 compared to First Quarter 1995. This increase was attributable to strong comparable store sales which grew by 23.7% due primarily to higher levels of sales of discontinued skiwear and sportswear and new product introductions. In addition, the Company opened one new retail store in October 1995 and closed two outlets in mid-1995.

    Government sales decreased by 93.7% to $0.1 million from $2.3 million for First Quarter 1996 compared to the First Quarter 1995. This decrease is due to the timing of government tent shipments under a contract which was completed in 1995.

    GROSS PROFIT. Gross profit as a percentage of net sales for First Quarter 1996 was 40.6% compared to 44.1% for First Quarter 1995. Gross profit for net sales to wholesale customers for First Quarter 1996 was 37.7% compared to 41.7% for First Quarter 1995. Company-operated retail gross profit was 49.2% for the First Quarter 1996 compared to 54.3% for the First Quarter 1995. The lower margin for sales to wholesale customers relates primarily to lower initial margin on the introduction of the Company's new Tekware line and additional air freight costs related to on-time deliveries. The lower retail margin relates primarily to higher volumes in First Quarter 1996 of liquidations of discontinued skiwear and sportswear.

    OPERATING EXPENSES. Operating expenses include selling, marketing and general and administrative expenses. Operating expenses increased by 33.9% to $12.5 million from $9.3 million for First Quarter 1996 compared to First Quarter 1995, and increased slightly as a percentage of net sales to 40.2% for First Quarter 1996 from 39.6% for First Quarter 1995. This increase relates primarily to the increased headcount and other overhead costs related to the growth of the business, higher advertising and marketing expenses related to earlier spending of advertising dollars, and operating expenses associated with the Company's new Chicago store which opened in October 1995.

    INTEREST  EXPENSE.   Interest expense  increased to  $1.5 million  from $1.3
million for First Quarter 1996 compared to First Quarter 1995 primarily as a result of higher levels of debt incurred to finance working capital growth.

    PROVISION FOR INCOME TAXES. Benefit for income taxes as a percent of pre-tax loss was approximately 45.2% for First Quarter 1996 compared to 53.8% for First Quarter 1995. This decrease relates to the mix of the Company's pre-tax earnings/losses between the U.S. and the United Kingdom which have different tax rates.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1994

    NET  SALES.   Net  sales increased  by  36.3% to  $121.5 million  from $89.2 million for the year ended December 31, 1995 compared to the pro forma year ended December 31, 1994.

    Net sales to wholesale customers increased by 42.3% to $87.4 million from $61.4 million for 1995 compared to 1994. This increase related primarily to increased unit shipments to the Company's existing wholesale customers resulting from (i) the introduction of new products, such as day packs and Nuptse down-filled jackets, (ii) continued strong sales of existing products, such as the Mountain Light family, and (iii) better service to wholesale customers. In addition, the Company's sales in Canada increased substantially to $5.1 million due to the termination of the Company's licensing agreement with a third party and the opening of the Company's new Canadian operations in January 1995.

    Company-operated retail sales increased by 11.5% to $30.0 million from $26.9 million for 1995 compared to 1994. This increase related to an increase in
comparable   store  sales  of  13.4%  primarily  due  to  the  higher  level  of liquidations in 1995 at two outlet stores closed in 1995. In addition, the Company opened one new retail store in October 1995.

    Government (Marine Corps) sales increased to $4.2 million from $0.9 million for 1995 compared to 1994. This increase was due to the timing of tent shipments under a U.S. government contract. The Acquisition in June 1994 delayed the timing of shipments under the government contract until January 1995. This contract was completed in 1995.


    GROSS PROFIT. Gross profit as a percentage of net sales for 1995 was 45.3% compared to 46.5% for 1994. Gross profit for net sales to wholesale customers was 43.2% in 1995 compared to 43.9% in 1994. Company-operated retail gross profit in 1995 was 53.6% compared to 52.7% in 1994. While retail gross margins were slightly higher, the Company's overall gross margin decreased due to the higher relative portion of sales to wholesale customers. The lower margins for sales to wholesale customers result primarily from lower margins on the Company's new Canadian business which carries higher duty costs as well as lower margins on sales to European customers. The increase in Company-operated retail gross margin for 1995 resulted principally from the lower percentage of outlet store sales to total retail sales because of the closure of two Company-operated outlets in mid-1995.

    OPERATING EXPENSES. Operating expenses increased by 30.6% to $44.5 million from $34.1 million for 1995 compared to 1994 due to increases in variable and fixed costs to support the growth of the Company's business as well as operating and start-up costs of a new retail store that opened in October 1995. These expenses decreased, however, as a percentage of net sales from 38.3% for 1994 to 36.6% for 1995 as a result of a lower growth rate in operating expenses than in sales.

    INTEREST  EXPENSE.   Interest expense  increased to  $5.5 million  from $4.4
million for 1995 compared to 1994, as a result of higher levels of debt incurred to finance working capital growth.

    PROVISION FOR INCOME TAXES. Provision for income taxes as a percent of pre-tax income was approximately 37.6% for 1995 compared to 36.3% for 1994. This increase in effective rate relates to the mix of the Company's earnings, with higher pre-tax earnings growth in the United States where the tax rate is higher than in the United Kingdom.

YEAR ENDED MARCH 31, 1994 COMPARED TO YEAR ENDED MARCH 31, 1993

    NET SALES. Net sales increased slightly to $87.4 million from $86.7 million for the year ended March 31, 1994 ("March 1994 Fiscal Year") compared to the year ended March 31, 1993 ("March 1993 Fiscal Year").

    Sales to wholesale customers decreased by 1.8% to $51.7 million from $52.7 million for March 1994 Fiscal Year compared to March 1993 Fiscal Year. The Company's March 1994 Fiscal Year results were adversely impacted by the Company's limited ability to finance the production of inventories. In addition, net sales to wholesale customers for the March 1993 Fiscal Year were bolstered by high levels of sales of discontinued merchandise and excess inventories.

    Company-operated retail sales decreased by 7.3% to $31.2 million from $33.7 million for March 1994 Fiscal Year compared to March 1993 Fiscal Year. This decrease related primarily to the closing of one Company-operated retail store and six outlets in March 1994 Fiscal Year. On a comparable store basis, retail sales increased 3.7%.


    Government (Marine Corps) sales increased to $4.5 million from $0.4 million for March 1994 Fiscal Year compared to March 1993 Fiscal Year. This increase related to shipments under a new government tent contract.


    GROSS PROFIT. Gross profit as a percentage of net sales for March 1994 Fiscal Year was 41.9% compared to 34.1% for March 1993 Fiscal Year. This increase related to lower costs for sourced products in March 1994 Fiscal Year and substantial write-downs of excess and obsolete inventory for March 1993 Fiscal Year.

    OPERATING EXPENSES. Operating expenses decreased by 9.1% to $32.8 million from $36.1 million for March 1994 Fiscal Year compared to March 1993 Fiscal Year, primarily due to (i) write-offs taken in the March 1993 Fiscal Year by new management in connection with store closure expenses, bad debt expense and employee termination costs and (ii) the reduction in payroll and related employee costs related to store closures and other headcount reductions.

    INTEREST EXPENSE. Interest expense decreased by 51% to $2.0 million from $4.2 million for March 1994 Fiscal Year compared to March 1993 Fiscal Year. This decrease relates to the significant amounts of borrowings from related parties which ceased to carry interest charges as a result of the bankruptcy of the Odyssey Group.

    PROVISION FOR INCOME TAXES. The effective income tax rate was approximately 46.6% for March 1994 Fiscal Year compared to 5.2% of the pre-tax loss for March 1993 Fiscal Year. The tax expense for the 1993 Fiscal Year, despite the
Company's  pre-tax  losses,   related  to   foreign  taxable   income  and   the
unavailability  of  U.S. tax  benefits  for U.S.  losses  due to  cumulative net operating loss carryforwards. All cumulative tax net operating loss carryforwards were eliminated as of the Acquisition. See Note 6 to the Consolidated Financial Statements included elsewhere in this Prospectus for a reconciliation of the effective tax rate to the U.S. federal tax rate.

QUARTERLY DATA AND SEASONALITY

    The following table sets forth certain unaudited financial data for each of the Company's last nine fiscal quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                YEAR ENDED DECEMBER 31, 1994
                                             ------------------------------------------------------------------
                                                      (PRO FORMA)(1)
                                             --------------------------------
                                                   Q1               Q2               Q3               Q4
                                             ---------------  ---------------  ---------------  ---------------
                                                                       (IN THOUSANDS)
Net sales..................................     $  19,958        $  12,552        $  33,046        $  23,631
Gross profit...............................         8,587            5,346           15,628           11,878
Operating income (loss)....................          (427)          (1,719)           6,254            3,226
Net income (loss)..........................        (1,227)          (1,631)           3,288            1,278

                                                                YEAR ENDED DECEMBER 31, 1995
                                             ------------------------------------------------------------------
                                                   Q1               Q2               Q3               Q4
                                             ---------------  ---------------  ---------------  ---------------
                                                                       (IN THOUSANDS)
Net sales..................................     $  23,500        $  19,342        $  50,061        $  28,631
Gross profit...............................        10,367            7,852           22,735           14,110
Operating income (loss)....................         1,057           (1,055)           8,456            2,066
Net income (loss)..........................           (85)          (1,331)           4,565              336

                                              QUARTER ENDED
                                             MARCH 31, 1996
                                             ---------------
                                             (IN THOUSANDS)
Net sales..................................     $  31,020
Gross profit...............................        12,603
Operating income (loss)....................           139
Net income (loss)..........................          (629)

- ------------------------------
(1) See footnote (1) to "Selected Consolidated Financial Data."


    The Company's business is subject to seasonal and quarterly fluctuations. Historically, the Company has realized substantially all of its profits in the third quarter and has recognized losses during the first and second quarters. The Company's results of operations may fluctuate from quarter to quarter as a result of, among other things, the amount and timing of shipments to wholesale customers, government (Marine Corps) shipments, advertising and marketing expenditures, increases in the number of employees and overhead to support growth and store opening costs. For example, the Company received $2.3 million and $1.7 million from the sale of tents to the Marine Corps in the first and second quarters of

1995, respectively, but sold no tents to the Marine Corps in the first quarter and expects to sell no tents to the Marine Corps in the second quarter of 1996, resulting in fluctuations that make period-to-period comparisons for these quarters less meaningful. In addition, during the second quarter of 1996, the Company expects to significantly increase its operating expenses due to increased sales commissions related to higher net sales, the hiring of new executive officers, the expansion of its merchandising department to launch its Summit Shop program and a significant increase of its product acquisition staff. Accordingly, primarily as a result of the foregoing factors and expenses associated with the operation of the new Chicago retail store, the Company anticipates that it will incur a loss in the second quarter of 1996 which will be significantly larger than the loss incurred in the second quarter of 1995. See "Risk Factors -- Ability to Achieve and Manage Potential Future Growth." The Company anticipates that it will continue to incur net losses during the first and second calendar quarters for the foreseeable future. In addition, the Company expects to report a non-cash extraordinary charge related to debt extinguishment of approximately $0.8 million, net of taxes, in the quarter ending September 30, 1996 as a result of restructuring both the Credit Facility and the Subordinated Note in connection with this offering. Additionally, the Company's effective tax rate can vary significantly from quarter to quarter due to the relative mix of earnings from the Company's domestic and international operations which are taxed at different rates.


LIQUIDITY AND CAPITAL RESOURCES

    In connection with the Acquisition, the Company issued 1,935,781 shares of Preferred Stock and 2,271,064 shares of Common Stock in exchange for approximately $12.3 million and borrowed $24.3 million pursuant to the Subordinated Note. The proceeds from the issuance of the Preferred Stock, Common Stock and Subordinated Note, together with borrowings under the Credit Facility, were used to fund the Acquisition. See "Management -- Compensation Committee Interlocks and Insider Participation."


    Since June 7, 1994 (the date of the closing of the Acquisition), the Company has satisfied its cash requirements through borrowings under the Credit
Facility. Its primary uses of cash have been to purchase merchandise inventories, finance growth of the Company's accounts receivable, upgrade the Company's management information systems and open one retail store. During the year ended December 31, 1995, the Company used approximately $2.8 million for operations, primarily due to increased inventory. These funds were provided by borrowings under the Credit Facility. Historically, the Company's ability to maintain adequate levels of inventory was constrained by its capital resources. In March 1995, the Company obtained an increase in its Credit Facility. As a result, the Company increased its levels of inventory in order to better enable it to meet reorder demand in key products. The Company anticipates that inventory levels will continue to increase as the Company expands its business and implements its core inventory replenishment program. Such inventory increases will be financed by borrowings under the Credit Facility.



    The Company's Credit Facility provides for borrowings up to $58.0 million under its revolving line of credit with actual borrowings limited to available collateral (approximately $32.1 million of gross availability as of June 19, 1996) and for up to $7.0 million under a term note for capital expenditures (approximately $0 of remaining availability as of June 19, 1996) from Heller Financial, Inc. and two banks. The Credit Facility provides a sub-limit for letters of credit of up to $10.0 million to finance the Company's foreign purchases of merchandise inventories. As of June 19, 1996, the Company had approximately $9.2 million of letters of credit outstanding under the Credit Facility. The Credit Facility contains certain financial covenants that require the Company to maintain a specified minimum tangible net worth and interest coverage and leverage ratios, limit capital expenditures and restrict the Company's ability to incur additional indebtedness and pay cash dividends on its capital stock. The Company was in compliance with these covenants as of June 19, 1996 and expects to remain in its compliance with such covenants.



    The Company intends to use the net proceeds of this offering to repay approximately $13.0 million outstanding under the revolving line of credit, $7.0 million outstanding under the term note debt of the

Credit Facility and $10.1 million of the Subordinated Note. Upon consummation of the offering, the Company expects to restructure its $65.0 million Credit Facility to (i) increase the maximum available under the revolving line of credit to the lesser of $60.0 million or available collateral, (ii) provide for a new capital expenditure term note of up to $5.0 million and (iii) reduce the rate of interest to prime less 0.25% or LIBOR plus 1.50%, at the Company's option, with the possibility of a further reduction of 0.25% based on the Company achieving certain levels of earnings before interest, taxes, depreciation and amortization for the year ended December 31, 1996. In addition, the Company expects its restructured Credit Facility will increase the letter of credit sub-limit to $15.0 million, which amount will reduce availability under the revolving portion of the Credit Facility. The Company expects its restructured Credit Facility will continue to be secured by a first priority security interest in all of the Company's real and personal property.


    The Company estimates that its capital expenditures during 1996 will be approximately $4.0 million. This amount will be used principally for investment in Summit Shops, the upgrade of management information systems and the expansion of the Company's distribution facilities.

    The Company anticipates that cash generated from this offering, from operations and from funds available under the Credit Facility will be sufficient to satisfy its cash requirements for at least the next 12 months.

FOREIGN EXCHANGE FLUCTUATIONS


    The Company's inventory purchases from contract manufacturers in the Far East are denominated in United States dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods in the future. In addition, the Company's sales in Europe and Canada are denominated in the local currencies of the applicable specialty retailer, which may have a negative impact on profit margins or the rate of growth of sales in those countries if the U.S. dollar were to strengthen significantly. During the last two years, exchange rate fluctuations have not had a material impact on the Company's inventory costs or consolidated profit margins in Europe or Canada. However, due to the number of foreign currencies involved and the fact that not all of these foreign currencies fluctuate in the same manner against the United States dollar, the Company cannot quantify in any meaningful way the potential effect of such fluctuations on future income. Beginning in 1996, the Company engages in certain forward foreign exchange hedging activities with respect to its European sales revenues. The Company does not engage in forward foreign exchange hedging activities for its Canadian revenues. See "Risk Factors -- International Operations."


INFLATION

    The Company believes that the relatively moderate rates of inflation over the last two years in the United States, where it primarily competes, have not had a significant effect on its net sales or results of operations. Higher rates of inflation have been experienced in a number of foreign countries in which the Company's products are manufactured but also have not had a material effect on the Company's net sales or results of operations. In the past, the Company has been able to offset its cost increases by increasing selling prices or changing suppliers.

IMPACT OF NEW ACCOUNTING STANDARDS

    See Note 2 to the Consolidated Financial Statements for a discussion of the impact of new accounting standards.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

THE COMPANY

    The Company believes The North Face-Registered Trademark- is the world's premier brand of high-performance outdoor apparel and equipment. The Company designs and distributes technically sophisticated outerwear, skiwear, functional sportswear, tents, sleeping bags and backpacks, all under The North Face-Registered Trademark- name.

    The North Face has developed a superior reputation for quality, performance and authenticity by providing technically advanced products capable of withstanding the most extreme conditions. For nearly 30 years, the Company's outdoor apparel and equipment have been the brand of choice for numerous high altitude and polar expeditions. These products are used extensively by world-class climbers, explorers and extreme skiers, whose lives depend on the performance of their apparel and equipment. To maintain and further enhance this unique legacy, the Company continuously develops and introduces innovative products that are functional, technically superior and designed to set the industry standard in each product category. The Company cultivates its extreme image through its targeted marketing efforts and its teams of world-class climbers, explorers and skiers.

    To protect the integrity of The North Face-Registered Trademark- brand and ensure a high level of customer service and education, the Company limits the distribution of its products to a select number of specialty retailers. The Company sells its products to over 1,500 wholesale customers representing more than 2,000 store fronts throughout the United States, Europe and Canada. The Company also owns and operates nine retail and two outlet stores in the United States.

INDUSTRY OVERVIEW

    Technical outdoor apparel and equipment historically have been used primarily by professional climbers and serious outdoor enthusiasts. In recent years, these products have become increasingly popular among a broader group of consumers. The Company believes that this growth has been the result primarily of (i) an increase in outdoor recreational activities by the general population,
(ii) a growing demand for highly functional products, (iii) a growing acceptance of outdoor apparel as casual wear and (iv) an increase in the technical sophistication of products in this field.

    The trend towards more active outdoor lifestyles is demonstrated by increased participation in a variety of outdoor activities such as camping, hiking and backpacking. According to The Outdoor Recreation Coalition of America, from 1993 to 1994 the number of people who participated in rock climbing increased 32%, while participation in mountain biking increased 20% and backpacking increased 11%. In addition, outdoor or rugged apparel has been increasingly worn as casual clothing even by individuals who do not participate in outdoor activities or require the functionality of a high-performance product. Casual wear in general also has become increasingly popular, particularly in the workplace as evidenced by the dramatic increase in "casual days."

    The Company believes that consumers recently have demonstrated an increasing preference for functional, performance-oriented products. Purchase decisions often are driven as much by a desire to create a particular perception of themselves as healthy and active as by an actual need for these products. An example of this trend is the growing popularity of sport utility vehicles which have become one of the fastest growing segments of the automotive industry despite the fact that most owners of such vehicles never venture off paved streets. Finally, over the last decade, there have been significant technological advances in materials and features that have increased product functionality and performance. The number of products and product segments has increased dramatically as marketers target specific functions and uses to particular user groups. For example, in the footwear industry, there has been a proliferation of new products designed to suit a greater variety of activities and conditions. See "Risk Factors -- Changing Consumer Preferences."

BUSINESS STRATEGY

    The North Face's goal is to design and market the most recognized and respected brand of high-performance, technically-oriented outerwear, skiwear, outdoor equipment and functional sportswear in the world. Each element of the Company's strategy is intended to enhance and reinforce the global brand image of The North Face-Registered Trademark- among both consumers and retailers. Key elements of the strategy are to:

    OFFER TECHNICALLY SUPERIOR PRODUCTS. The North Face is committed to offering technically superior products that are functional, reliable and durable and that set the industry standard in each product category. Many of the Company's existing product lines feature technically superior, high-performance products designed to be used in remote, mountainous or polar environments and to withstand the harshest conditions. To reinforce The North Face-Registered Trademark- image of quality and reliability, the Company's products carry a lifetime warranty. The Company believes that this standard of excellence cultivates, for the entire range of The North Face-Registered Trademark-products, a technical, extreme and authentic image that also appeals to the more casual outdoor enthusiast seeking functional, high-performance products.

    DESIGN INNOVATIVE PRODUCTS. The North Face is committed to maintaining a premier position in the outdoor apparel and equipment industries by remaining on the leading edge of product design and materials technology. More than 85% of the products currently offered by The North Face are new products or have been updated since 1993. In designing and developing new product styles and features, the Company's teams of world-class climbers, explorers and extreme skiers contribute design ideas and test new products. The Company also works closely with suppliers to develop high-performance materials that result in lighter, stronger and more efficient products, and frequently obtains from these suppliers first and/or exclusive rights to use the new materials for a certain period of time.

    PROMOTE ITS EXTREME BRAND IMAGE. The Company devotes significant resources to strengthening The North Face-Registered Trademark- brand by projecting a technical, extreme and authentic image that appeals to professionals and serious outdoor athletes as well as to broader segments of the population. The North Face believes that the product choices of professionals and serious outdoor athletes create greater product visibility and influence general consumer preferences. The Company provides equipment and outerwear for expeditions and other high profile outdoor activities and promotes The North Face's products through its teams of world-class climbers, explorers and extreme skiers.

    FOCUS ON SELECTIVE DISTRIBUTION. To protect the integrity of The North Face-Registered Trademark- brand and promote a high level of customer service, the Company limits the distribution of its products to a select group of specialty mountaineering, backpacking and ski retailers, large specialty outdoor retail chain stores and selected general sporting goods retailers. The Company's wholesale customers typically sell high quality, technically-oriented products that are consistent with the Company's standards and have well trained sales personnel capable of providing superior customer service and technical guidance. Through selective distribution, The North Face believes it increases brand loyalty and encourages its wholesale customers to carry a broader array of its products.

    INTRODUCE SUMMIT SHOPS. The North Face recently developed Summit Shops, year-round concept shops dedicated to The North Face-Registered Trademark-products and to be primarily located within certain of the Company's wholesale customers. Summit Shops are designed to increase the Company's sales in specialty retailers by broadening The North Face-Registered Trademark- product offerings, improving merchandising and building brand awareness. The North Face will design and install Summit Shops and provide its specialty retailers with merchandising and training support. The Company believes that Summit Shops will provide specialty retailers with an opportunity to increase sales of The North Face-Registered Trademark- products without devoting substantial additional resources. By establishing operating guidelines for the Summit Shops, the Company will promote high levels of service and a broad product selection, while minimizing its investment and operational commitment.

    SELECTIVELY OPERATE RETAIL STORES. To complement its wholesale distribution strategy and to increase brand awareness in selected markets, The North Face currently operates nine retail stores. These stores enable the Company to display the full line of The North Face-Registered Trademark- products, obtain feedback from customers, closely monitor the retail sell-through of its products and obtain consumer information. The North Face does not plan to open additional retail stores due to the recent development of its Summit Shops, which it expects will provide many of the advantages of Company-operated retail stores, with a higher return on investment.

GROWTH STRATEGY

    The Company's growth strategy is to continue to build on the strong consumer awareness and technical reputation of The North Face-Registered Trademark-brand. While professionals and serious outdoor enthusiasts will remain a critical part of the Company's consumer base, The North Face believes that it will continue to benefit from increasingly active consumer lifestyles and what it identifies as a growing preference for functional, high-performance outdoor apparel and equipment. Key elements of the Company's growth strategy are to:

    INTRODUCE NEW PRODUCTS AND COMPLEMENTARY PRODUCT CATEGORIES. The Company intends to take advantage of the strength of The North Face-Registered Trademark- brand by continuing to introduce new products within existing product categories and by adding complementary product categories. The Company introduces innovative new products within existing categories and extends core product lines by creating new "families" of products around existing products, a strategy which has been effective both in launching the new products and increasing the sales of the core products. In addition, although the Company's products historically have been concentrated primarily in premium price product categories, the Company intends to continue to introduce products in more moderate price-point segments, so as to access a broader consumer base. Consistent with The North Face-Registered Trademark- image, however, the Company ensures that these products offer the highest performance and function in their category. Finally, the Company intends to introduce additional new product categories, such as its recently introduced lines of windwear, day packs, gloves and underwear.


    ROLL OUT SUMMIT SHOPS. The Company recently developed the concept of "Summit Shops" to promote The North Face-Registered Trademark- brand and increase sales at specialty retailers. The Company intends to open Summit Shops in a controlled manner, selecting specialty retailers willing to make a substantial commitment to the concept by dedicating sufficient selling space and financial and operating resources. The Company anticipates initially opening Summit Shops primarily in large specialty outdoor retail chains and in selected larger, outdoor specialty stores, and may consider other high-end retail formats. The Company expects to open its first Summit Shop in late Summer 1996 and anticipates that approximately 25 Summit Shops will open throughout the United States by the end of 1996.


    PROMOTE TEKWARE AS A HIGH-PERFORMANCE ALTERNATIVE TO SPORTSWEAR. The Company intends to broaden the distribution and increase its product offerings of Tekware, an innovative new line of high-performance, functional clothing made from a new generation of synthetic fabrics. Tekware generally maintains the look and feel of cotton, while offering significant functional and performance advantages over cotton, such as its quick-drying, abrasion- and shrink-resistant properties. Management expects Tekware to change the way consumers think about casual clothing for active outdoor use and to provide the Company with a competitive advantage in the sportswear market. The Company believes that the initial response from its wholesale customers to Tekware, which was introduced for Spring 1996, has been positive.

    PURSUE INTERNATIONAL OPPORTUNITIES. The North Face intends to pursue sales in international markets while selectively increasing its distribution in the United States. The Company believes that many of the same lifestyle and consumer trends that have benefited the Company in the U.S. are increasingly affecting international markets, particularly in Europe and Canada. The North Face has established regional headquarters in Europe and Canada, and recently combined its domestic and international product development, sourcing and marketing functions to improve efficiencies and develop an integrated effort designed to increase its global focus. The Company anticipates that its international sales will benefit both from expanding the distribution of its products and the increased awareness of The North Face-Registered Trademark- brand. The Company anticipates that Europe and Canada will provide the most significant near-term opportunities but also will selectively pursue new markets in Asia.

PRODUCTS

    The North Face offers a broad range of high-performance, technically-oriented outerwear, skiwear, outdoor equipment and Tekware designed for extreme applications, such as high altitude mountaineering, ice climbing, rock climbing, backpacking, skiing and snowboarding. The Company characterizes its apparel-related products as "equipment for the body." As a result of the experience gained through nearly 30 years as the brand of choice for many of the world's most challenging high altitude and polar expeditions, The North Face-Registered Trademark- has achieved a unique level of authenticity. The North Face-Registered Trademark- products are original designs and carry a lifetime warranty for the original owner against defects in materials and workmanship. In 1995, sales of outerwear, equipment, skiwear and other products represented approximately 50%, 25%, 14% and 11%, respectively, of net sales.

    The Company's goal is to offer the most technically advanced products in its field and to establish the industry standard in each product category. The Company designs its premium products for extreme applications, such as high altitude mountaineering, ice climbing and polar expeditions, which it believes represents only a small fraction of its potential customers. These premium products serve to reinforce The North Face-Registered Trademark- brand image while appealing to non-extreme users. The Company also strives to offer products at more moderate price-points that remain "best of class" by incorporating many of the features, materials and technology used in its leading edge designs. The Company believes that this product design philosophy enhances The North Face-Registered Trademark- brand while appealing to the broader consumer market. See "Risk Factors -- Dependence on New Products."

    OUTERWEAR

    The Company's outerwear is engineered to provide protection in cold, wet and windy conditions and to accommodate the range of motion required for the most extreme activities. It is designed to adapt to varying conditions and situations, taking into account the unpredictability of the weather and the fact that some outdoor activities alternate between periods of extreme exertion and total rest, requiring a proper balance between ventilation and insulation. Each year, the Company enhances its outerwear lines by adding new products and design innovations. Overall, the Company has introduced 65 new outerwear products in 1996, including two entirely new collections, "Search and Rescue-TM-" and "Remote Terrain Gear." Among the exclusive features being introduced this year are ergonomic swivel hoods, ten-piece articulated sleeves and multi-position double slider underarm zippers. The Company now offers four principal lines of outerwear and a line of Technical Apparel Accessories.

    EXPEDITION SYSTEM-REGISTERED TRADEMARK- is an advanced, integrated cold weather clothing system in which several pieces (including full body suits, pants, jackets, vests, anoraks and accessories) work together in layers to create warmth, protection and safety. Since 1994, the Company has significantly expanded the Expedition System-Registered Trademark- product line by creating new families of products around existing products, such as the Mountain Light and Denali fleece families, adding new product segments, such as the Himalayan and Kichatna Series, significantly upgrading and restyling existing products, such as the Nuptse Series, and adding products specifically designed for women.

    WEATHER SYSTEMS is a collection of four distinct series of outerwear designed to provide protection in wet and windy conditions, while maintaining comfort throughout variations of season, temperature, moisture and wind, and over a wide range of activities. For example, the Hydrenaline-TM- Series, introduced in 1994, is a technically advanced line of shell outerwear based on a proprietary microfiber fabric, Hydrenaline-TM-, that combines features of breathability and water resistance and is ideal for hiking, running, mountain biking, cross country skiing and other aerobic outdoor activities.

    SEARCH AND RESCUE-TM- introduced a new concept to the outdoor industry. This collection of one piece suits, shells and fleece is designed to support and protect mountain search and rescue teams in extreme weather conditions. Although intended for search and rescue experts, several pieces within the collection are expected to appeal to consumers who desire its protective attributes for less extreme outdoor activities.

    REMOTE TERRAIN GEAR ("RTG") was created for backcountry snowboarding and combines elements of the Company's Expedition System with unique snowboarding features to create products such as pants that are cut in the seated snowboarding position. Unlike most snowboarding clothing which caters to the fashion tastes of snowboarders, the highly functional RTG is expected to appeal to a performance-oriented snowboarding market.

    TECHNICAL APPAREL ACCESSORIES includes a wide range of high-performance thermal underwear, head wear, gloves and mittens which have been tested extensively throughout the world in extreme conditions. This collection has been expanded significantly in 1996 with the introduction of nine new products.

    TEKWARE-TM-

    In 1996, The North Face entered the broader casual apparel market with its introduction of Tekware-TM-, an innovative line of high-performance outdoor apparel made from a new generation of synthetic fabrics and developed in collaboration with E.I. DuPont de Nemours & Co. ("DuPont") and other companies. Tekware is offered in three lines, Climbing, Training and Trekking, each with versions for men and women. Each line features a broad collection of pants, shorts, shirts, pullovers, vests, tank tops and tights, each in several styles. Tekware is designed for serious outdoor pursuits and is especially functional for everyday use. Overall, the Company introduced 67 Tekware products for Spring 1996 and an additional 44 Tekware products for Fall 1996.

                 ADVANTAGES OF TEKWARE-TM- OVER COTTON CLOTHING


FEATURES                                    TEKWARE    COTTON
- -----------------------------------------  ---------  ---------
Quick Drying.............................      X
Abrasion Resistant.......................      X
Shrink Resistant.........................      X
Tear Resistant...........................      X
Fade Resistant...........................      X

    Tekware has garnered positive publicity from the press. Explaining why they selected Tekware for their prestigious "Editors' Choice" award, the editors of BACKPACKER magazine wrote in the April 1996 issue: "We're not big fans of cotton clothes for backcountry duty. Once wet, cotton takes forever to dry and in the process it sucks away precious body warmth. Hypothermia is a real concern when you wear jeans or a cotton T-shirt in the wilderness, and that's why some wise woodsperson coined the phrase, 'cotton kills.' Naturally, when The North Face touted its new Tekware clothing line as '100% Not Cotton,' it grabbed our attention. During our field tests we found that when nasty weather or hard hiking soaks you, these non-absorbent, synthetic shirts and pants keep you warm while  your body heat quickly dries the fabric. . . . These sensible clothes are built for the backcountry but won't make you look or feel like a trail bum when you hit town."

    Tekware provides an effective complement to the Company's other product offerings and will be prominently featured in the Summit Shops. The Company believes Tekware will be very appealing to wholesale customers and will increase the amount of selling space devoted to The North Face-Registered Trademark-products. The Company believes Tekware's broad, year-round product line and consistent new product introductions will help create sustained consumer interest in The North Face-Registered Trademark- brand. In addition, unlike some of the Company's other product categories, Tekware has the potential to become a repeat or "replenishment" business as consumers purchase new sportswear to complement or replenish their existing wardrobes. See "Risk Factors -- Introduction and Acceptance of Tekware-TM-."

    EQUIPMENT

    Equipment is critical to The North Face-Registered Trademark- image and reputation and plays an extremely important role in its research and development, field testing and marketing activities. The Company offers three comprehensive lines of technical outdoor equipment: tents, sleeping bags and backpacks. The Company has increased its equipment sales over the last two years by introducing new products and refining existing products. The Company introduced 65 new equipment products in 1996.

    TENTS. The North Face is regarded as the premier supplier of expedition tents built to withstand extreme weather conditions. The North Face currently offers an extensive line of 23 tent models, designed to suit a wide variety of weather conditions and applications. The North Face offers 12 expedition-quality tents, including models such as the VE-25, long renowned as the world's finest base camp tent, and the Mountain-24, rated by CLIMBING MAGAZINE in 1995 as the best two-person expedition tent. The Company's best selling tents are its three-season and recreational tents that also offer superior features and are used by a wide range of consumers for backpacking and camping.

    SLEEPING  BAGS.    The  Company  offers  27  models  of  sleeping  bags  for
mountaineering and backpacking that differ in insulations, shell fabrics and linings. The Company offers 13 models in the goose down line and 14 models in its synthetic insulated line of sleeping bags to provide comfort in temperatures ranging from -40 DEG.F to 30 DEG.F. During the last two years, the Company introduced several innovations in fabrics, insulation and construction of both its goose down and synthetic insulated lines. For Fall 1996, the Company introduced synthetic sleeping bags made from Polarguard 3D, a high-performance product developed by Hoechst Corporation ("Hoechst"), in close collaboration with The North Face.

    BACKPACKS. The North Face offers a comprehensive line of backpacks grouped into three categories: (i) large volume, internal frame packs for extended backcountry trips; (ii) "tech packs" for sport specific activities and (iii) day packs. The large volume, internal frame pack category consists of three different lines based on differing load carrying efficiencies. These packs are made in a range of torso lengths and in sizes to fit both men and women. The "tech pack" line consists of 11 models of sport specific packs designed by The North Face teams of climbers, explorers and extreme skiers for specific activities, such as high altitude climbing, ice climbing, rock climbing, backcountry skiing and snowboarding. During the last year, the Company has introduced new lines of daypacks, lumbar packs and cargo bags providing an opportunity for a wide audience of hikers, students and the general public to own a The North Face-Registered Trademark- product at a more moderate price. In 1996, the Company introduced 33 new products in the categories of backpacks, "tech packs," day packs, cargo bags and pack accessories.

    SKIWEAR

    The Company offers skiwear designed for extreme skiing in remote areas. While the Company's skiwear is designed for extreme users, it has become increasingly popular among recreational skiers. The North Face-Registered Trademark- skiwear products include parkas, jackets, anoraks, ski pants, ski suits, gloves and other accessories. The Company's six skiwear collections -- Heli, Steep Tech-Registered Trademark-, Men's Extreme-Registered Trademark-Gear, Women's Extreme-Registered Trademark- Gear, Men's Extreme-Registered Trademark- Light and Women's Extreme-Registered Trademark- Light -- have been designed for specific applications, including helicopter skiing and backcountry skiing. The Company's skiwear offers highly technical features for optimal weather protection, maximum freedom of movement and appropriate ventilation, including the use of tough, abrasion-resistant fabrics, such as Kevlar, that are strategically overlaid or inset for added protection in areas of excessive wear and tear, such as shoulders and elbows. The Company's skiwear collections are reviewed annually and are redesigned, as appropriate, to add innovative features. In 1996, the Company introduced 56 new skiwear garment products and 15 new skiwear accessory products.

PRODUCT DESIGN AND DEVELOPMENT

    The Company's goal is to offer the most technically advanced products in the world that establish the industry standard in each of the Company's product categories. To remain on the leading edge of product design and materials technology, the Company continually evaluates trends, monitors the needs and desires of its consumers and works with its materials suppliers to develop new materials and products and enhance product designs. See "Risk Factors -- Dependence on Key Suppliers of Materials" and "-- Dependence on New Products." The Company regularly reviews its product lines and actively seeks input from a variety of sources. At the forefront of the product development effort is a 15-member product development team, which includes experts in textiles and design engineering. This team, which is responsible for overseeing testing of designs and introducing new outerwear, outdoor equipment, skiwear and Tekware, is organized along major product lines, each with a product manager. The product development team works with staff designers and also with outside contract designers. The Company's teams of climbers, explorers and extreme skiers also are important components of the Company's product design and development effort.

    The product development cycle, from initial design to introduction, can take from 12 to 18 months, with tents and backpacks requiring more time than other products. A new product may be produced in several prototypes before being submitted for testing. New designs are tested by the Company's teams of climbers, explorers and extreme skiers and by in-house and independent laboratories, as well as by The North Face personnel. The Company maintains a materials testing laboratory with equipment to execute a variety of tests, including water resistance, air permeability, tear strength and abrasion resistance.


    The Company's products are designed with materials that are essential to their technical performance. Most of these materials are developed in collaboration with major suppliers, such as W.L. Gore & Associates, Inc., DuPont, Hoechst, Burlington Industries, Inc. and Mitsui Textiles. The Company works closely with these suppliers to develop high-performance materials that result in lighter, stronger and more efficient products. With an innovative material, the Company generally seeks an exclusivity period, usually one to two years, after which the supplier is free to make the material generally available. These suppliers frequently provide much of the funding for research and development of the materials they are developing for the Company, and often contribute to the costs of promoting products incorporating their material. See "Risk Factors -- Dependence on Key Suppliers of Materials."


MARKETING AND PROMOTION

    The Company's goal is to increase brand awareness by projecting a technical, extreme and authentic image that appeals to professionals and serious outdoor enthusiasts as well as to broader segments of the population. The Company conveys an extreme and highly technical image by featuring world-class climbers, explorers, skiers and snowboarders using the Company's products on high altitude, polar or backcountry expeditions. The North Face's marketing materials utilize language and images that, while directed to the extreme athlete, also create an emotional connection with broader segments of the population.

    Management believes that The North Face has obtained a high level of brand awareness and loyalty from the extreme users of its products. In order to bolster the loyalty of these individuals and to further enhance its extreme image, the Company is increasing its support of selected high altitude and polar expeditions and its teams of climbers, explorers and skiers. The North Face-Registered Trademark- products have been the brand choice of many of the world's most challenging expeditions for nearly 30 years. A small sampling of these expeditions includes the 1969 Arctic Institute of North America Altitude Expedition; 1978 American Woman's Himalayan Expedition; 1987 International K-2 Expedition; 1989 Trans-Antarctica Expedition; 1992 American Gasherbrum IV Expedition; 1994 Sagmartha Environmental Expedition; and the 1995 Ak-Su Kyrgyzstan Expeditions.

    Recognizing that the product choices of professional athletes influence consumer preferences, The North Face employs and/or has entered into contracts with several world-class professional climbers, including Conrad Anker, Kitty Calhoun-Grissom, Greg Child, Lynn Hill, Alex Lowe and Jay Smith; extreme skiers Scot Schmidt and Rob and Eric DesLauriers; and backcountry snowboarders Jim and Bonnie Zellers. These athletes are essential to the Company's product design and testing. In addition, they participate in promotional activities on behalf of the Company, including demonstrations and appearances at exhibitions, trade shows, retailer clinics and promotional events, and appear in photos to promote the Company in catalogs, advertisements, posters and videos. The Company has entered into relationships with the Professional Ski Instructors of America and with the National Ski Patrol pursuant to which each of these organizations endorses the Company's skiwear.

    In 1994, The North Face began an ongoing comprehensive consumer advertising campaign in outdoor and ski publications. The Company's advertisements appear in magazines such as OUTSIDE, CLIMBING MAGAZINE, BACKPACKER and POWDER. The Company also has received editorial coverage in a wide range of general interest publications, including VOGUE, ELLE, ESQUIRE, GQ and THE NEW YORK TIMES. The Company provides a wide assortment of point of purchase advertising support to retailers, including catalogs, descriptive product hang tags and visual aids. Many of these point of purchase marketing tools will be integrated into the Company's newly developed Summit Shops. The Company also promotes sales by operating sizable product displays at three industry trade shows, two of which are held in the Spring and one in the Fall of each year. In the year ended December 31, 1995, the Company incurred expenditures for advertising and promotional activities which were approximately 4% of net sales.

SELECTIVE DISTRIBUTION

    To preserve the integrity of The North Face-Registered Trademark- image and reputation, the Company currently limits its distribution to retailers that market products that are consistent with the Company's technical standards and that provide a high level of customer service and technical expertise. The
Company currently sells its products to a select group of specialty mountaineering, backpacking and skiing retailers, premium sporting goods retailers and major outdoor specialty retail chains. The Company does not sell its products to national general sporting goods chains or to discount stores. The Company sells its products in the United States to approximately 840 wholesale customers, representing an estimated 1,100 store fronts. In Canada, the Company sells its products to approximately 200 wholesale customers, representing an estimated 240 store fronts, and in Europe, it sells to approximately 460 wholesale customers, representing an estimated 700 store fronts. Major customers of the Company include Recreational Equipment Inc. ("REI") and Eastern Mountain Sports, Inc. ("EMS"). No single customer accounted for more than 6% of net sales in 1995.

    While The North Face will continue to add selected wholesale customers, it anticipates focusing primarily on increasing sales at existing wholesale customers. To accomplish this, the Company recently developed Summit Shops and established a new core inventory replenishment program. The Company believes that Summit Shops will increase sales by increasing selling space devoted to, and improving the merchandising of, The North Face-Registered Trademark-products. See "Risk Factors -- Implementation of Summit Shop Strategy." The Company believes the new core inventory replenishment program, which inventories certain popular core products for quick reorder delivery, will enable it to provide consistent product flow to both the Summit Shops and its other wholesale customers. The North Face expects the new core inventory replenishment program to increase the sales of its strongest selling items by increasing the Company's ability to meet strong reorder demand.

    The Company's products are sold in the United States, Canada and Europe to wholesale customers by independent sales representatives. Sales representatives conduct in-store clinics to educate sales personnel on the technical qualities and uses of the Company's products, provide customer support, review each retail account on a periodic basis and assist the Company in forecasting levels of product needs. Sales representatives in the United States, Canada and Europe are paid on a commission basis. Sales representatives in the United States sell The North Face-Registered Trademark- products exclusively.

    The Company maintains a specialty retailer and customer service department to handle orders and consumer inquiries, as well as a warranty department to handle the repair or replacement of defective or damaged merchandise. All of the Company's products (other than those sold through the Company's outlet stores) are covered by a lifetime warranty. Defective or damaged products returned to the Company generally are replaced or repaired within 10 to 14 days of receipt. Warranty expenses in 1995 were approximately 0.8% of net sales. Although the Company does not expect warranty expenses to increase as a percentage of net sales, there can be no assurance that such expenses will not increase significantly in the future as a percentage of net sales. See "Risk Factors -- Product Liability Risk; Warranty Exposure."

    In June 1995, the Company opened a new 146,500 square foot distribution facility in San Leandro, California. This facility, which also houses the Company's executive and administrative headquarters, handles a majority of the U.S. distribution of the Company's products, with the Company's secondary distribution center in Richmond, California handling the excess during peak periods. The Company's distribution centers are highly automated. The majority of the Company's products are shipped by UPS and common carriers.

SUMMIT SHOPS

    The Company recently developed Summit Shops, year-round concept shops dedicated to The North Face-Registered Trademark- products and primarily to be located within certain of its wholesale customers. Summit Shops are intended to increase sales at existing specialty retailers and to attract new specialty retailers by offering an attractively designed, professionally merchandised, dedicated selling space featuring a broad array of The North Face-Registered Trademark- products. The objectives of the Summit Shops are to (i) have dedicated year-round selling floor space within selected specialty retailers' stores; (ii) help the Company's specialty retailers compete against mainstream apparel retailers; (iii) create a repeat customer base; (iv) modernize the specialty retailers' approach to merchandising The North Face-Registered Trademark- products; (v) provide the ability to closely monitor retail sell-through at specialty retailers; and (vi) maintain a consistent product assortment at the specialty retail level. The Company has designed the appearance of each Summit Shop, including its fixtures, merchandise displays, descriptive placards and graphic images, to increase consumer awareness of The North Face-Registered Trademark- brand and image. The Company will provide merchandising support for the Summit Shops, while the specialty retailer will provide the customer service and sales personnel. The Company will also provide sales and product training for the specialty retailers' personnel who work in the Summit Shops. Each Summit Shop is expected to follow certain operational guidelines and maintain minimum inventory levels.

    Beginning in March 1996, EMS, a major outdoor retail chain, opened The North Face-Registered Trademark- concept shops, the precursors to Summit Shops, in 14 of its stores. These concept shops carry only The North Face-Registered Trademark- products. Unlike Summit Shops, however, the fixtures and merchandising displays of the concept shops were designed primarily by EMS. EMS has informed the Company that, based on the initial performance of the 14 concept shops, it intends to open four additional shops, two of which will be Summit Shops, by the end of 1996.

    The Company expects to open its first Summit Shop in late Summer 1996 and anticipates that approximately 25 Summit Shops, averaging approximately 650 square feet in size, will open by the end of 1996. The North Face intends to substantially increase the number of Summit Shops within its existing specialty retailers in 1997. See "Risk Factors -- Implementation of Summit Shop Strategy."

RETAIL OPERATIONS

    RETAIL STORES. The Company's retail operations are an important component of its marketing and product development strategies and provide a distinctive environment in which to merchandise and sell the complete The North Face-Registered Trademark- product line. Located primarily in high-end retail shopping districts and regional shopping malls, these stores carry the full range of The North Face-Registered Trademark- outerwear, equipment, skiwear and Tekware as well as complementary products such as footwear and accessories from other manufacturers. As a result of the Company's ability to control the visual presentation and product assortment in its retail stores, the stores help build brand awareness and introduce consumers to the full range of The North Face-Registered Trademark- products. These stores also provide a means for the Company to test the appeal of new products and merchandising techniques. By working closely with store personnel, many of whom are outdoor enthusiasts, the Company also obtains customer feedback that influences product design and development.

    The following table shows the approximate retail selling space at each of the Company's nine retail stores:

                                                  APPROXIMATE
                                                    SELLING
LOCATION                                        SQUARE FOOTAGE   YEAR OPENED
- ----------------------------------------------  ---------------  -----------
Denver, CO....................................         8,500           1973
Boulder, CO...................................         3,400           1982
Seattle, WA...................................         4,600           1985
Oakbrook, IL..................................         3,000           1991
San Francisco, CA.............................         8,100           1991
Schaumberg, IL................................         3,400           1991
Costa Mesa, CA................................         5,500           1993(1)
Palo Alto, CA.................................         7,800           1994(2)
Chicago, IL...................................        12,000           1995

- ------------------------
(1) Replaced a store in a nearby location initially opened in 1986.
(2) Replaced a store in a nearby location initially opened in 1979.

    Although the Company considers its retail stores to be an important aspect of its business strategy, the Company currently has no plans to open additional retail stores, particularly given its focus on the introduction of additional Summit Shops in 1996 and 1997. The Company believes that Summit Shops will provide many of the same benefits as its Company-operated retail stores and that the substantially reduced operational and financial commitments associated with Summit Shops will result in a higher return on investment.

    OUTLET STORES. The Company also operates two outlet stores, located in Berkeley and San Francisco, California. The outlets serve primarily as an effective means to liquidate discontinued merchandise. The Company intends to open one additional outlet store during the next 12 months.

INTERNATIONAL OPERATIONS

    Sales to customers outside the United States accounted for approximately 23% and 30% of the Company's net sales in 1995 and the first three months of 1996, respectively. The Company recently implemented an integrated world-wide approach to product development, sourcing and marketing in order to reduce costs, ensure consistent worldwide operations and create a unified global brand. By offering the same product lines and promoting the same extreme image in catalogs, advertising and point of purchase materials, the Company has positioned The North Face-Registered Trademark- brand in Europe consistently with the brand image in the United States and Canada. Outside the United States, The North Face products are sold to wholesale customers in Europe and Canada through the Company's wholly-owned subsidiaries and by a licensee in Hong Kong and Macao. In Japan and Korea, substantially all of the Company's trademarks are owned by Kabushiki Kaisha Goldwin ("Goldwin").

    EUROPE. The North Face believes that it is currently well positioned in Europe to take advantage of the same industry trends that are occurring in the United States. Although the Company has operated in Europe for more than 12 years and believes it is recognized as a leader in the design, marketing and distribution of highly technical outdoor apparel and equipment, only recently has it begun to devote additional resources in Europe to increase sales. The Company's European operations are headquartered in Port Glasgow, Scotland, where it maintains a small factory and distribution center. The Company distributes its products directly to approximately 460 wholesale customers representing an estimated 700 store fronts throughout Europe. Its primary markets are the United Kingdom, Germany, Italy, France, Spain, Sweden, Denmark and The Netherlands. Independent sales agents reporting to the Company's sales director are responsible for sales in each country.

    CANADA. The Company's Canadian operations are headquartered in Toronto and include a distribution center and a customer and warranty service center. Since early 1995, the Company has sold its products in Canada through independent sales representatives to approximately 200 wholesale customers representing an estimated 240 store fronts in Canada, primarily in British Columbia, Ontario and Quebec. Prior to 1995, the Company's products were sold in Canada through a licensee. During 1995, The North Face undertook the following initiatives in
Canada: (i) established a sales, sales support, finance and distribution facility in Toronto; (ii) hired a general manager to head the Canadian operations; (iii) significantly expanded the available product categories; and
(iv) integrated the marketing and sourcing efforts with those of the U.S. operations. The Company believes significant additional growth opportunities exist in the Canadian market.

    ASIA. In Japan and Korea, substantially all of the Company's trademarks are owned by Goldwin, a leading manufacturer and distributor of high-end sports and outdoor apparel and equipment. The North Face-Registered Trademark-is the leading high-performance outdoor brand in Japan. The North Face and Goldwin work closely together in the areas of product design, sourcing and brand imaging. The Company believes that Goldwin shares the Company's strategy of building a unified global brand. The Company benefits from this relationship by selling products made in the United States to Goldwin and by charging an administration fee for orders which Goldwin adds to the Company's production in China and Southeast Asia. In Hong Kong and Macao, the Company's products are sold through a licensee, Mitsui & Co., Ltd. ("Mitsui"). Management plans to capitalize on the Company's growing worldwide strength by exploring sales opportunities in other Asian and Pacific Rim countries.

SOURCING AND MANUFACTURING


    The Company sources virtually all of its products through approximately 50 unaffiliated manufacturers in North America and Asia, including Hong Kong, China, Taiwan, Korea, Indonesia, Thailand and the Philippines. The Company's European subsidiary operates a small manufacturing factory in Port Glasgow, Scotland which accounts for a minor portion of the Company's total production. The Company has implemented a global sourcing strategy that will enable it to achieve greater economies of scale, improve gross margins and maintain uniform quality standards for its products. The Company believes that it enjoys good relationships with its suppliers and manufacturers and has the ability to secure the necessary capacity to meet increased demand for its products. See "Risk Factors -- Reliance on Contract Manufacturing."


    To ensure that products manufactured by others are consistent with its standards, the Company manages all key aspects of the production process, including establishing product specifications, selecting the materials to be used to produce its products and the suppliers of such materials, and negotiating the prices for such materials. The Company maintains a staff of quality control specialists which conducts on-site inspections throughout the production process, including at the mills before the fabrics are shipped, at the factories as the products are made and, finally, before the finished products are shipped.

    The Company currently is engaged primarily in a two season, wholesale business, Spring (January to June) and Fall (July to December). Wholesale customers place preseason orders from two to five months prior to the beginning of the season for deliveries throughout the season. Reorders are taken throughout the season and are based on availability. With the introduction of the Company's new Tekware line and Summit Shops, the Company anticipates that it increasingly will be supplying its products on a year-round basis. The Company is in the process of implementing a new core inventory replenishment program, under which it intends to maintain stocks of key products at all times. The Company has established linked production flow arrangements with its suppliers in which key raw material vendors and contract manufacturers will be able to respond quickly to the Company's production needs. As the Company implements its new core inventory replenishment program, reorder sales are expected to increase.

    The Company's Merchandise Forecasting and Planning Department analyzes information which it receives from the Company's various sales arms and develops forecasts for the Company's products. These forecasts are continually updated to reflect advance orders and reorders and are turned into production quantities. The Company's Product Acquisition Department, in turn, issues purchase orders to the Company's unaffiliated manufacturers. Unaffiliated manufacturers purchase the materials specified by the Company and manufacture and ship the products to the Company. The Company's unaffiliated manufacturers sell finished products to the Company on an FOB basis and are at risk for the quality and timely delivery of the products. Approximately 35 to 40% of the Company's total production requirements are financed with letters of credit; the balance is purchased under open terms ranging from 14 to 60 days.


MANAGEMENT INFORMATION SYSTEMS

    The Company believes that a high level of computerization is essential to maintain and improve its competitive position. The Company's management information and electronic data processing systems consist of a full range of retail, financial, distribution and merchandizing systems. The Company anticipates spending a total of approximately $1.5 to $2.0 million through the end of 1997 to upgrade its systems, with particular emphasis in sourcing, core inventory replacement and forecasting, and believes that once in place, the upgraded systems, along with routine upgrades, will be sufficient to accommodate the Company's anticipated growth in sales and planned expansion for the foreseeable future. See "Risk Factors -- Ability to Achieve and Manage Potential Future Growth."

COMPETITION

    The markets for the Company's products are highly competitive, and the recent growth in these markets has encouraged the entry of many new competitors as well as increased competition from established companies. While the Company believes that it has been able to compete successfully because of its brand image and recognition, its broad range and the quality of its products, and its selective distribution and customer service policies, including the lifetime warranty that its products carry, there can be no assurance that the Company in the future will be able to maintain or increase its market share. Although the Company believes that it does not compete directly with any one single company with respect to its entire product range, within each product category the Company has significant competitors. Many of these competitors are larger and have significantly greater financial, marketing and other resources than the Company. See "Risk Factors -- Competition."

TRADEMARKS AND LICENSING

    The Company considers its trademarks to be among its most valuable assets and has numerous trademark registrations in the United States, Europe and other foreign countries. Among the Company's trademarks are The North Face-Registered Trademark-, Extreme-Registered Trademark-, Tekware-TM-, Steep Tech-Registered
Trademark-, Quick Pitch-TM-, Hydrenaline-TM-, Search and Rescue-TM- and VaporWick-TM-. Because of the popularity of many of the Company's products and their strong brand identity and distinctive design, The North Face-Registered Trademark- brand in recent years has frequently been subject to unauthorized copying and mislabeling of imitation goods. The Company maintains an aggressive program of trademark enforcement and cooperation with domestic and foreign customs officials and other authorities, and will continue to vigorously defend its trademarks against infringement. See "Risk Factors -- Dependence on Trademarks."

    Currently, the Company has licensed its trademarks to Mitsui which markets Company-designed products under The North Face-Registered Trademark- name in Hong Kong and Macao.

    In June 1994, Goldwin purchased from the Company substantially all of the trademarks and trademark applications owned by the Company in Japan and Korea and obtained the exclusive right to sell and distribute products under the Company's trademarks in Japan and Korea. At the same time, the Company entered into a marketing arrangement with Goldwin that ensures that brand, product image and distribution strategies are synchronized. The Company benefits from this relationship by selling products made in the U.S. to Goldwin and by charging an administrative fee for orders which Goldwin adds to the Company's production in China and Southeast Asia.

EMPLOYEES

    As of December 31, 1995, the Company had 504 employees, of which 350 were employed in the United States, 143 in Scotland and 11 in Canada. None of these employees is currently covered by collective bargaining agreements. The Company believes that its relations with its employees are good.

PROPERTIES

    The principal executive and administrative offices of the Company are located at 2013 Farallon Drive, San Leandro, California. The general location, use and approximate size of the Company's principal properties, all of which, other than the facility in Scotland, are leased, are set forth below:

                                                                           APPROXIMATE GROSS
         LOCATION                               USE                           SQUARE FEET
- --------------------------  --------------------------------------------  -------------------
San Leandro, CA             Executive and administrative offices and              146,500
                             distribution center
Richmond, CA                Distribution center                                   106,000
San Francisco, CA           Retail store                                           12,300
Palo Alto, CA               Retail store                                           10,700
Costa Mesa, CA              Retail store                                            7,100
Seattle, WA                 Retail store                                            6,000
Denver, CO                  Retail store                                           17,000
Boulder, CO                 Retail store                                            4,300
Chicago, IL                 Retail store                                           15,200
Oakbrook, IL                Retail store                                            4,000
Schaumberg, IL              Retail store                                            5,000
Berkeley, CA                Outlet                                                 14,200
San Francisco, CA           Outlet                                                 10,000
Port Glasgow, Scotland      European headquarters, distribution center             77,200
                             and manufacturing facility
Brampton, Ontario           Canadian headquarters and distribution                 22,200
                             center

LEGAL PROCEEDINGS


    The Company is a defendant in a lawsuit alleging wrongful termination of a sales representative based on age discrimination that was filed in September 1993. The plaintiff seeks approximately $7 million in damages for future wages and unspecified damages for emotional distress and punitive damages. The claim was tried in the Superior Court of Alameda County, California and the jury was unable to return a verdict. Scheduling of a new trial date is currently pending. The Company believes it has meritorious defenses to the claim, including that the plaintiff was an independent contractor and not an employee to whom the relevant age discrimination statute applied, that his contract expired by its terms and that the Company was justified in not renewing his contract for an additional term. Based on previous settlement discussions, the Company believes that it will be able to settle this matter for less than $500,000. However, if the Company is unable to settle this matter, it intends to continue to vigorously defend against the claim. While the final outcome of this lawsuit cannot be determined with certainty, management believes that the final outcome will not have a material adverse effect on the Company's results of operations or financial condition.

    In addition, the Company is party to other claims and litigation that arise in the normal course of business. Management believes that the ultimate outcome of these claims and litigation will not have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information regarding the executive officers, directors and certain key employees of the Company:


                 NAME                        AGE                                   POSITION
- ---------------------------------------      ---      ------------------------------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
   Marsden S. Cason (1)................          53   Chief Executive Officer and Director
   William N. Simon....................          48   President and Director
   Roxanna Prahser.....................          37   Chief Financial Officer
   Roger Kase..........................          48   Vice President of Product Development
   Carlo Armenise......................          47   Vice President of Retail
   Maria DiGrande......................          33   Vice President of Merchandising
   Jack A. Boys........................          38   Vice President of Marketing
   Tucker Hacking......................          40   Vice President of Product Acquisitions
   Barton L. Jackson...................          54   Vice President of Management Information Systems & Distribution
   Ray E. Newton, III (1)(2)...........          32   Chairman and Director
   Peter M. Castleman (2)..............          39   Director
   William Laverack, Jr................          39   Director

KEY EMPLOYEES
   Conrad Anker........................          33   Director of Alpine and Environmental Programs
   Rick Fowler.........................          47   Director of Quality Assurance
   George Docherty.....................          62   Managing Director of The North Face (Europe), Limited
   Jean Pascal Papin...................          45   Sales Director of The North Face (Europe), Limited
   Conrad Tappert......................          32   General Manager of The North Face (Canada), Inc.


- ------------------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

    The Company's Restated Certificate of Incorporation will be amended and restated prior to or concurrent with the closing of this offering to provide, among other things, that the Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Commencing with the 1997 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term.

    The Company expects that, within 90 days following the closing of this offering, two additional directors who are not otherwise affiliated with the Company will be elected to the Board of Directors.

    Certain additional information concerning the above persons is set forth below.

    MARSDEN S. CASON, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Cason has been Chief Executive Officer of the Company and a director since June 1994. Mr. Cason joined the Company's predecessor in January 1993 as President and director and served as a director and executive officer of several other Odyssey affiliates. See "The Company -- Background and History." Prior to joining the Company's predecessor, from May 1991 through January 1993, Mr. Cason was the Chief Executive Officer of Carol Management Company and Doral Resort Hotels, an owner and manager of condominiums, hotels and conference centers. Prior to May 1991, Mr. Cason was involved in various business ventures as a chief executive officer.

    WILLIAM N. SIMON, PRESIDENT AND DIRECTOR.   Mr. Simon has been President  of
the Company since December 1995 and a director of the Company since June 1995. From May 1988 through June 1994,

Mr. Simon served as the Chairman of the Board of the Company's predecessor and was Vice Chairman of the Company from June 1994 to December 1995. From November 1978 through June 1994, Mr. Simon was Chairman and Chief Executive Officer of Odyssey, a designer and manufacturer of high-end sports and outdoor apparel, and an executive officer and director of several other Odyssey affiliates. Mr. Simon has been involved in the design and manufacture of mountaineering and outdoor clothing and equipment for over 26 years. In September 1994, Mr. Simon filed a petition under Chapter 7 of the U.S. Bankruptcy Code and in January 1995 was granted a discharge and the proceeding was dismissed. Mr. Simon personally had guaranteed substantially all of the indebtedness of Odyssey and its affiliated companies and his bankruptcy filing was made in order to terminate his personal liability for these corporate obligations.


    ROXANNA PRAHSER, CHIEF FINANCIAL OFFICER. Ms. Prahser has been Chief Financial Officer of the Company since January 1996. Ms. Prahser served as the Vice President of Finance for the Company from May 1995 through January 1996 and as Director of Finance for the Company and its predecessor from March 1993 through May 1995. Prior to joining the Company's predecessor, Ms. Prahser spent 12 years at Arthur Andersen & Co., where she was an audit manager.

    ROGER KASE, VICE PRESIDENT OF PRODUCT DEVELOPMENT. Mr. Kase joined the Company as Vice President of Product Development in May 1995. From September 1993 through May 1995, he was Chief
Operating Officer for Cary Children's Clothing and from April 1991 through July 1993, Vice President -- Apparel Division for Sam & Libby Inc., a manufacturer of footwear. Mr. Kase has over 20 years of experience in the apparel industry in both design and operations, including 10 years as an executive with Esprit de Corp., a manufacturer of women's clothing.


    CARLO ARMENISE, VICE PRESIDENT OF RETAIL. Mr. Armenise joined the Company as Vice President of Retail in April 1996. Prior to joining the Company, Mr. Armenise was with Coach Leatherware Inc., a manufacturer, wholesaler and retailer of leather goods and apparel, from September 1992 through April 1996. His last position with Coach was as Director of Full Price Stores from June 1994 through April 1996. Prior to that, Mr. Armenise was with Gucci America Inc. from June 1977 through September 1992 and served as its West Coast Assistant Regional Manager from January 1990 through September 1992. Mr. Armenise has its 19 years of experience in the specialty retail leather goods accessories and apparel industries.



    MARIA DIGRANDE, VICE PRESIDENT OF MERCHANDISING. Ms. DiGrande joined the Company as Vice President of Merchandising in January 1996. From January 1995 through January 1996, Ms. DiGrande operated her own retail market consulting company, MarketQuest, and, from July 1992 through December 1994, she was President of SIMINT Fashion Corp., a distributor of leading branded Italian apparel. From June 1989 through July 1992, she was Director of Sales & Marketing of SIMINT (U.S.A.) Inc. which owned and operated the Armani Exchange Stores. Ms. DiGrande has over 14 years of experience in the apparel industries, including as a sales and marketing executive for both Donna Karan International, Inc. and Calvin Klein Ltd., manufacturers of apparel and accessories.



    JACK A. BOYS, VICE PRESIDENT OF MARKETING. Mr. Boys joined the Company as Vice President of Marketing in March 1996. From December 1993 to March 1996, Mr. Boys was Vice President of Marketing for Avia Group International, Inc., a manufacturer of athletic footwear, and from August 1992 to December 1993 he was Vice President of Marketing for Le Coq Sportif International, an athletic footwear and apparel manufacturer. Prior to August 1992, Mr. Boys spent over 10 years with Converse Inc., an athletic footwear company, where he was a senior category manager.



    TUCKER HACKING, VICE PRESIDENT OF PRODUCT ACQUISITIONS. Mr. Hacking has been Vice President of Product Acquisitions for the Company since April 1996 and Director of Product Acquisitions for the Company and its predecessor from April 1993 through April 1996. From January 1990 to April 1993, Mr. Hacking owned and operated TTH Enterprises, Inc., a company specializing in the sports apparel industry. From 1986 to 1988, Mr. Hacking served as the General Manager of operations and sourcing for Adidas America, Inc., an athletic footwear and apparel company. Mr. Hacking has 18 years of experience in the apparel industry.

    BARTON L. JACKSON, VICE PRESIDENT OF MANAGEMENT INFORMATION SYSTEMS & DISTRIBUTION. Mr. Jackson has been Vice President of Management Information Systems & Distribution for the Company since May 1995 and served as Director of Management Information Systems & Distribution from October 1994 through May 1995. From July 1990 through October 1994, Mr. Jackson owned and operated Integrated Management Resources, a consulting company specializing in management information systems. Mr. Jackson has resigned from the Company, effective July 8, 1996.


    RAY E. NEWTON, III, CHAIRMAN AND DIRECTOR. Mr. Newton has been a director of the Company since June 1994 and has served as the Chairman of the Company's Board of Directors since January 1996. Mr. Newton joined Whitney in 1989 and has been a General Partner since May 1992. Prior to joining Whitney, he was employed by Morgan Stanley & Co. Incorporated, an investment banking firm, where he was in the Merchant Banking Group. Mr. Newton is also a director of Brothers Gourmet Coffees, Inc.

    PETER M. CASTLEMAN, DIRECTOR. Mr. Castleman has been a director of the Company since June 1994. Mr. Castleman has been a General Partner of J.H. Whitney & Co. since January 1989 and has served as the Managing Partner of J.H. Whitney & Co. since December 1992. He is also a director of Advance ParadigM, Inc., UtiliMed, Inc., Brothers Gourmet Coffees, Inc. and a number of private companies.

    WILLIAM LAVERACK, JR., DIRECTOR. Mr. Laverack has been a director of the Company since June 1995. Mr. Laverack joined Whitney in 1993, and has been a General Partner of Whitney since 1993. Prior to joining Whitney, he was with Gleacher & Co., a mergers and acquisitions advisory firm, from 1991 to 1993 and employed by Morgan Stanley & Co. Incorporated, where he was in the Merchant Banking Group from 1985 to 1991. Mr. Laverack is also a director of CRA Managed Care, Inc.

    CONRAD ANKER, DIRECTOR OF ALPINE AND ENVIRONMENTAL PROGRAMS. Mr. Anker has been the Director of Alpine and Environmental Programs of the Company since November 1995. Since 1987, Mr. Anker has been a member of the Company's climbing team and served as a technical consultant to The North Face. Mr. Anker is one of the most respected rock climbers and mountaineers in the United States. He has made first ascents of peaks in Baffin Island, Canada, Argentina and the Himalayas, as well as numerous "big wall" routes in Yosemite Valley.

    RICK FOWLER, DIRECTOR OF QUALITY ASSURANCE. Mr. Fowler has been the Director of Quality Assurance of the Company since March 1996. Prior to joining the Company, Mr. Fowler spent over 23 years with Eddie Bauer Inc., where he directed the first employee training program in 1979, started the quality assurance program in 1981 and was the Director of Quality Assurance from 1986 to March 1996.

    GEORGE DOCHERTY, MANAGING DIRECTOR OF THE NORTH FACE (EUROPE), LIMITED. Mr. Docherty has been the Managing Director of the Company's European operations since September 1993. From December 1989 to August 1993, Mr. Docherty was Deputy Managing Director of the Company's European operations and from April 1983 to November 1989, was the Director of Manufacturing of the Company's predecessor.

    JEAN PASCAL PAPIN, SALES DIRECTOR OF THE NORTH FACE (EUROPE), LIMITED. Mr. Papin has been the Sales Director of the Company's European operations since April 1995. From January 1989 to March 1995, Mr. Papin was a Managing Director with Time Sport International, a manufacturer of bicycle equipment, and, from May 1984 to December 1988, he was Director of the Golf and Racket Division of Browning International, a manufacturer and distributor of sporting goods.


    CONRAD  TAPPERT,  GENERAL MANAGER  OF  THE NORTH  FACE  (CANADA), INC.   Mr.
Tappert has been General Manager of the Company's Canadian subsidiary since March 1995. Mr. Tappert was Vice President of Benetton Sportsystem Canada Inc. from April 1994 through February 1995 and was Director of Sales and Marketing from November 1990 to March 1994. Mr. Tappert has 11 years of experience in the sporting goods industry.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to the compensation of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers as well as the Company's former President (collectively, the "Named Executive Officers") for the fiscal year ended December 31, 1995:

                           SUMMARY COMPENSATION TABLE


                                                                                      AWARDS
                                                                                    -----------
                                                    ANNUAL COMPENSATION              NUMBER OF
                                         -----------------------------------------  SECURITIES
                                                                   OTHER ANNUAL     UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                SALARY       BONUS     COMPENSATION(1)     OPTIONS     COMPENSATION
- ---------------------------------------  -----------  ---------  -----------------  -----------  --------------
Marsden S. Cason.......................  $   360,000         --      $   1,200              --             --
 Chief Executive Officer
William N. Simon.......................      360,000         --          1,200         701,707     $   20,500(2)
 President
Roxanna Prahser........................      133,500  $  17,250            600              --             --
 Chief Financial Officer
Roger Kase.............................       91,400         --            400          16,650             --
 Vice President of Product Development
Barton L. Jackson......................      153,500     20,250            800              --             --
 Vice President of Management
 Information Systems & Distribution
William A. McFarlane...................      360,000         --          1,200              --             --
 Former President


- ------------------------------
(1) Life insurance premiums.
(2) Payment for unused vacation time.

    OPTION GRANTS. The following table provides information with respect to the stock option grants made to each Named Executive Officer during 1995:

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                  INDIVIDUAL GRANTS                            ANNUAL RATES OF
                             NUMBER OF    ---------------------------------                STOCK PRICE APPRECIATION
                            SECURITIES       % OF TOTAL                                              FOR
                            UNDERLYING    OPTIONS GRANTED                                       OPTION TERM(2)
                              OPTIONS     TO EMPLOYEES IN     EXERCISE OR    EXPIRATION   --------------------------
NAME                          GRANTED       FISCAL YEAR     BASE PRICE (1)      DATE          5%            10%
- -------------------------  -------------  ----------------  ---------------  -----------  -----------  -------------
Marsden S. Cason.........          --               --                --             --            --             --
William N. Simon.........     701,707(3)          87.8%        $    1.13       6/7/2004   $   437,163  $   1,076,768
Roxanna Prahser..........          --               --                --             --            --             --
Roger Kase...............      16,650(4)           2.1              1.13       6/7/2004        10,373         25,549
Barton L. Jackson........          --               --                --             --            --             --
William A. McFarlane.....          --               --                --             --            --             --


- ------------------------------
(1) All options were granted at the fair market value of the Common Stock on the date of grant, as determined by an independent valuation.

(2) The potential realizable value through the expiration date of the options has been determined on the basis of the fair market value of the shares at the time the options were granted, compounded annually over the term of the option, net of exercise price. These values have been determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Company's Common Stock.


(3) Options for 519,063 shares are fully vested and immediately exercisable as of the date of this Prospectus. The remaining options for 182,639 shares become exercisable on June 7, 2004 unless certain targets are met as determined by the Company's Board of Directors, in which case the remaining option shares vest 50% on June 7, 1997 and 50% on June 7, 1998, with accelerated vesting on the date of an initial public offering with gross proceeds of at least $30.0 million. The Company expects that these remaining options will vest and become exercisable as a result of this offering.


(4) Options for 4,162 shares are fully vested and immediately exercisable as of the date of this Prospectus. The remaining options for 12,488 shares become exercisable on June 7, 2004 unless certain targets are met as determined by the Company's Board of Directors, in which case the options vest one-third each on each of June 7, 1997, 1998 and 1999.

    OPTION EXERCISES AND VALUE. None of the Named Executive Officers exercised options during fiscal 1995. The following table summarizes the number of securities underlying unexercised options and the value of such options on an aggregated basis held by the Named Executive Officers at December 31, 1995:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                   VALUES(1)


                                                           NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS AT
                                                        OPTIONS AT FISCAL YEAR END       FISCAL YEAR END(2)
                                                        ---------------------------  ---------------------------
NAME                                                    EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
- ------------------------------------------------------  -----------  --------------  -----------  --------------
Marsden S. Cason......................................      25,643         76,928     $  80,904    $    242,708
William N. Simon......................................     375,203        326,504       844,205         734,634
Roxanna Prahser.......................................       5,550         16,650        17,510          52,531
Roger Kase............................................          --         16,650            --          37,463
Barton L. Jackson.....................................       5,550         16,650        17,510          52,531
William A. McFarlane..................................      12,821         38,464(3)     40,450         121,354


- ------------------------------
(1) No options were exercised during the year ended December 31, 1995.

(2) Based upon a fair market value of $3.38 at December 31, 1995, as determined by an independent valuation.

(3) Excludes 51,285 option shares which will be forfeited by Mr. McFarlane effective July 1, 1996, due to his resignation from the Company.

EMPLOYMENT AGREEMENTS

    Each of Ms. Prahser, Mr. Kase and Mr. Jackson received letters from the Company that offered employment and set forth compensation levels, eligibility for merit increases and benefits, including eligibility to participate in the Company's stock incentive plans. Each letter agreement specifies that employment with the Company is voluntary and can be terminated at any time by either party, in one case subject to 30 days notice by either party.

OTHER AGREEMENTS

    The Management Stock Purchase and Non-Competition Agreement, dated as of June 7, 1994, among the Company and each of the stockholders party thereto, as amended (the "Management Purchase Agreement"), provides for the purchase of Common Stock by certain Named Executive Officers. The Management Purchase Agreement also contains provisions requiring the individuals party thereto to retain in confidence any confidential or proprietary information belonging to the Company and restricts the ability of those individuals, while employed by the Company and for a specified period thereafter, to own, manage or invest in, or engage in certain other business relationships with, any competitor of the Company. The Company retains the right to repurchase Common Stock sold pursuant to the Management Purchase Agreement in the event of a breach of the non-competition provisions of the agreement by individual party thereto. Mr. Cason holds 283,883 shares of Common Stock purchased pursuant to the Management Purchase Agreement.


    Mr. McFarlane resigned as a director and officer of the Company effective December 19, 1995, but remains an employee of the Company with limited duties through July 1, 1996. Mr. McFarlane advised the Company that he resigned to pursue other interests. Pursuant to an agreement between Mr. McFarlane and the Company, Mr. McFarlane is expected to receive $340,000 throughout 1996 as consideration for his resignation and $20,000 as consideration for his continued limited duties, including assistance with the transition of his duties and with personnel, corporate legal and trademark matters. Mr. McFarlane holds 283,883 shares of Common Stock purchased pursuant to the Management Purchase Agreement.


STOCK INCENTIVE PLANS


    1994 STOCK INCENTIVE PLAN. In 1994, the Company adopted the 1994 Stock Incentive Plan (the "1994 Plan"), pursuant to which as of March 31, 1996 the Named Executive Officers held nonqualified stock options ("NQSOs") to purchase an aggregate of 951,247 shares of Common Stock with a weighted-average exercise price of $0.89 per share. All NQSOs were granted at an exercise price that was, at the time of grant, an amount equal to the fair market value of a share of Common Stock, as determined by the Board of Directors. Mr. Cason holds 315,253 restricted shares of Common Stock under the 1994 Plan pursuant to the payment of cash and delivery of a promissory note due June 7, 2004, bearing interest at a rate of 9.0% per annum. As of March 31, 1996, $81,092 of principal and interest was unpaid on the note. Options and restricted shares under the 1994 Plan become fully vested on June 7, 2004, with accelerated vesting over the four years following the date of grant based upon specified performance goals and, in the case of Mr. Cason, with accelerated vesting on the date of an initial public offering with gross proceeds of at least $30 million. The Company expects Mr. Cason's options and restricted shares under the 1994 Plan to vest and become exercisable as a result of this offering. The Company currently does not anticipate making additional grants under the 1994 Plan.


    Mr. McFarlane holds 315,253 shares of Common Stock under the 1994 Plan pursuant to the payment of cash and delivery of a promissory note due June 7, 2004, bearing interest at a rate of 9.0% per annum. As of March 31, 1996, $81,092 of principal and interest was unpaid on the note. In addition, as a result of Mr. McFarlane's resignation from the Company, the Company has the right to repurchase on or about July 1, 1996, at the original purchase price of $0.22523 per share, 131,355 of such shares held by Mr. McFarlane. The Company intends to repurchase these shares by canceling the promissary note held by Mr. McFarlane. NQSOs to purchase 51,285 shares of Common Stock are expected to expire as of July 1, 1996 as a result of Mr. McFarlane's resignation from the Company.

    1995 AND 1996 STOCK INCENTIVE PLANS. The Company's 1995 Stock Incentive Plan (the "1995 Plan") was adopted by the Company in April 1995 and the Company's 1996 Stock Incentive Plan (the "1996 Plan") was adopted by the Company in May 1996. The terms of the 1995 Plan and the 1996 Plan (together, the "Option Plans") are substantially the same, except where noted below.


    A maximum of 313,020 and 683,950 shares of Common Stock (subject to adjustment in the case of certain stock splits, stock dividends, and reorganizations) have been reserved for issuance pursuant to options granted under the 1995 Plan and the 1996 Plan, respectively. NQSOs granted to Mr. Kase and Ms. Prahser under the 1995 Plan become fully vested on June 7, 2004, with accelerated vesting through May 2000 based upon specified performance goals and remain exercisable through June 7, 2004.



    Under the terms of the Option Plans, NQSOs may be granted to officers, directors, other employees and consultants of the Company and, in the case of the 1996 Plan, to officers, directors and other employees of any majority-owned subsidiary. Under the 1996 Plan, options with respect to no more than 400,000 shares may be granted to any individual in any year and no options may be granted to a person who, at the time of grant, owns shares possessing 10% or more of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations. All of the Company's officers, directors and other salaried employees (approximately 155 persons) are eligible to receive options under the 1995 Plan and the 1996 Plan. The Company currently does not anticipate making additional grants under the 1995 Plan.


    Under the terms of the 1996 Plan, "incentive stock options" ("ISOs") within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code") also may be granted to employees of the Company and of any majority owned subsidiary. To the extent that the aggregate fair value (as defined in the 1996 Plan) of Common Stock with respect to which ISOs granted under the 1996 Plan and all other option plans of the Company (determined as of the date of grant) or its subsidiaries exercisable for the first time by an individual during any calendar year exceeds $100,000, such options shall be treated as NQSOs.


    The Option Plans are administered by a committee of the Company's Board of Directors (the "Compensation Committee") unless the Company's Board of Directors determines to administer the Option Plans itself. The Compensation Committee under the 1996 Plan is intended to satisfy the provisions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and Code section 162(m), in each case to the extent applicable. The Compensation Committee has authority, subject to the terms of the Option Plans, to exercise all powers granted to it under the Option Plans; to construe, interpret and implement the Option Plans and any agreements executed pursuant thereto; to prescribe, amend and rescind rules and regulations relating to the Option Plans; to make all necessary or advisable administrative determinations; to correct any defect, supply any omission and reconcile any inconsistency in the Option Plans; and to amend the Option Plans to reflect changes in law.



    Subject to the provisions of the Option Plans, the Compensation Committee has the authority to determine the terms of options granted thereunder, provided that the per share exercise price of an option shall be no less than 100% of the fair market value of a share of Common Stock at the date of grant and no options may be exercisable more than ten years following the date of grant. Under the 1996 Plan, at least 20% of the shares subject to each option granted thereunder will become exercisable per year over the five years following the date of grant, unless otherwise permitted by applicable law. The Compensation Committee may, with the grantee's consent, cancel any award and issue a new award in substitution therefor, provided that the substituted award satisfies all applicable Option Plan requirements as of the date made. The Compensation Committee may accelerate the exercisability of any option.



    Common Stock purchased upon the exercise of an option must be paid for (i) by cash or certified or official check, (ii) by delivery of certain previously acquired shares of Common Stock with a fair market value (as of the exercise date) equal to the option exercise price, (iii) under the 1995 Plan, by conversion of such exercisable option and/or (iv) by such other method as may be determined by the Compensation Committee (including, under the 1996 Plan, by delivery of the optionee's promissory note or by delivery of an exercise notice along with instructions to a broker to deliver to the Company, from proceeds of the sale of Common Stock received on such exercise, the exercise price). Upon exercise of an option, the Company may require a grantee to remit an amount sufficient to satisfy applicable tax withholding requirements; with the Compensation Committee's approval, the grantee may elect to satisfy such obligation by directing the Company to withhold shares valued at the amount of the withholding obligation from the number purchased.

    Options may be transferred by a grantee only by will or by the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee. Generally, unless an option agreement otherwise provides options that are exercisable immediately prior to the termination of the optionee's employment remain exercisable for three months following such termination (one year in the case of termination on account of death or, in the case of the 1996 Plan, disability), but in no event beyond the stated term of such option. In addition, options granted under the 1995 Plan terminate in full on dismissal for cause (as defined in the 1995 Plan).

    The Company's Board of Directors may amend, suspend or discontinue the Option Plans at any time except that no amendment may materially impair an optionee's rights under any option, without the optionee's consent. In the case of the 1996 Plan, unless an amendment is approved (at a meeting held within 12 months before or after the date of such amendment) by the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote, no such amendment may (i) materially increase the maximum number of shares as to which awards may be granted under the Option Plans (except for certain adjustments to reflect stock dividends or other recapitalization), (ii) materially increase the benefits accruing to participants, (iii) materially change the requirements as to eligibility for participation in the Option Plans, (iv) provide for the grant of options having an exercise price less than the fair market value of Common Stock on the date of grant, (v) permit an award to be exercisable more than 10 years after grant or (vi) extend the term of the Option Plans beyond 10 years.


    Since the adoption of the 1994 Plan, the 1995 Plan and the 1996 Plan, options to purchase an aggregate of 973,448, 248,640 and 72,150 shares, respectively, of Common Stock have been granted to the following participants:



                                                1994 PLAN                     1995 PLAN                      1996 PLAN
                                      -----------------------------  ----------------------------  -----------------------------
                                          NUMBER OF       EXERCISE   NUMBER OF OPTIONS  EXERCISE   NUMBER OF OPTIONS   EXERCISE
NAME/GROUP OF OPTIONEE(S)              OPTIONS GRANTED    PRICE(S)        GRANTED       PRICE(S)        GRANTED        PRICE(S)
- ------------------------------------  -----------------  ----------  -----------------  ---------  -----------------  ----------
Marsden S. Cason....................        102,571      $     0.23             --             --             --              --
 Chief Executive Officer
William N. Simon (1)................        701,707            1.13             --             --             --              --
 President
Roxanna Prahser.....................         22,200            0.23          5,550      $    9.60             --              --
 Chief Financial Officer
Roger Kase..........................             --              --         27,750      1.13-9.60             --              --
 Vice President of Product
 Development
Barton L. Jackson...................         22,200            0.23             --             --             --              --
 Vice President of Management
 Information Systems & Distribution
William A. McFarlane................        102,571            0.23             --             --             --              --
 Former President
All current executive officers as a
 group..............................        870,877       0.23-1.13        138,750      1.13-9.60             --              --
Each other person who has received
 5% of the options granted:
  Conrad Tappert....................             --              --         16,650           1.13             --              --
   General Manager of
    The North Face (Canada), Inc.
All other employees as a group......             --              --         65,490           1.13         72,150            9.60


- ------------------------
(1) Stock options were granted to William N. Simon under the 1994 Plan on June 22, 1995.

    Options granted under the 1996 Plan may be canceled or may be replaced by substitute options in connection with a change in control, and shares acquired on exercise of such options may be subject to certain transfer restrictions, as described in option agreements with the Named Executive Officers.



    Generally, under applicable provisions of the Code, optionees do not recognize income, and the Company is not entitled to a tax deduction, when an option is granted.


    An optionee who holds the stock received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date of purchase generally pays no tax until the stock is sold, at which time any profit or loss realized is long-term capital gain or loss, as the case may be; the Company gets no tax deduction with respect to the issuance or sale of such shares. The spread at exercise of an ISO is effectively treated as a tax preference item in the year of exercise for purposes of calculating an optionee's alternative minimum tax.

    An optionee who sells the stock received on exercise of an ISO within two years after the option was granted or within one year of the date of purchase is taxed on the profit up to the date of exercise (which is ordinary income) and the Company is entitled to a corresponding tax deduction; the income and deduction items are recognized by the grantee and the Company, respectively, in the year the stock is sold. Appreciation or depreciation after the date of exercise is taxable to the grantee as capital gain or loss, respectively, and is not deductible for federal income tax purposes by the Company.

    Generally, on exercise of an NQSO, the amount by which the fair market value of the shares of the Common Stock on the date of exercise exceeds the purchase price of such shares will be taxable to the optionee as ordinary income, and will be deductible for tax purposes by the Company in the year in which the
optionee   recognizes  income.  If,   in  any  year   after  1993,  an  affected
participant's total compensation (including compensation related to options) from the Company and its affiliates exceeds $1 million, such compensation in excess of $1 million may not be tax deductible by the Company under Code section 162(m). Affected participants are generally the Company's chief executive officer and the four most highly compensated employees of the Company (other than the chief executive officer) at the end of the Company's taxable year. Compensation that is "performance-based" within the meaning of Code section 162(m) is excluded from the calculation of total compensation for this purpose. It is expected that compensation realized upon the exercise of 1996 Plan options will be "performance-based" and, therefore, that such compensation will be deductible without regard to the limits of Code section 162(m).

EMPLOYEE STOCK PURCHASE PLAN


    The 1996 Employee Stock Purchase Plan (the "Employee Plan"), adopted in May 1996 and effective upon completion of this offering, subject to stockholder approval which will be obtained prior to the completion of this offering, reserves a total of 150,000 shares of Common Stock for issuance. The Employee Plan, which is intended to qualify under section 423 of the Code, will be administered by the Compensation Committee.


    Generally, Company employees are eligible to participate in the Employee Plan if they have been employed by the Company for at least 90 days and are currently working at least 20 hours per week. The Employee Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of the employee's compensation. The price at which stock is purchased under the Employee Plan is equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable offering period, whichever is lower. Unless terminated earlier, the Employee Plan will terminate ten years from its effective date. Subject to certain exceptions and limitations, the Board of Directors has the authority to amend or terminate the Employee Plan.

DIRECTORS' COMPENSATION

    Each member of the Company's Board of Directors is reimbursed by the Company for out-of-pocket expenses incurred in connection with attending Board meetings. No member of the Company's Board of

Directors currently receives any additional cash compensation for such service; provided, however, during 1995 Whitney, which has three nominees on the Company's Board of Directors, received a management fee in the amount of $250,000. See "-- Compensation Committee Interlocks and Insider Participation." The Company anticipates changing the compensation of directors at such time as it elects independent directors. The terms of any such compensation have not yet been determined by the Company.



    1996 DIRECTORS' STOCK OPTION PLAN. The 1996 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in May 1996 and will be submitted to the stockholders for approval prior to the closing of this offering. A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonqualified stock options to purchase 25,000 shares to each non-employee director of the Company initially elected to the Board after the effective date of the Directors' Plan. If the disinterested administration requirement of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 ceases to be applicable to awards made under all equity-based plans of the Company, no further grants will be made as described in the preceding sentence and in lieu thereof awards may be made under the Directors' Plan on a discretionary basis to non-employee directors of the Company.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Three members of the Company's Board of Directors, Messrs. Newton, Castleman and Laverack, are general partners of Whitney.

    On June 7, 1994, the Company (then known as TNF Holdings Company, Inc.) which had been organized by Whitney, Marsden S. Cason and William A. McFarlane, acquired substantially all of the assets and certain of the liabilities of the Company's predecessor, then a subsidiary of the Parent, for a purchase price of $62.1 million, pursuant to a Purchase and Sale Agreement, dated as of May 25, 1994, by and among Odyssey Holding Inc. and The North Face and TNF Holdings
Company, Inc., the terms and conditions of which were approved by the U.S. Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"), which had jurisdiction over the Chapter 11 proceeding involving Odyssey and its affiliated companies.

    In September 1994, three of Odyssey's principal secured creditors (the "Banks") commenced an action against Mr. Cason alleging, in substance, that he had breached his fiduciary duties and violated Bankruptcy Court orders by causing various fund transfers between certain Odyssey entities and the Company's predecessor. The Banks also named Mr. McFarlane as a defendant in the action, alleging, in substance, that he had breached his fiduciary duties and violated Bankruptcy Court orders by accepting an improper severance payment from Odyssey. Both Mr. Cason and Mr. McFarlane denied the material allegations of the complaint. The action was settled without any admission of liability in August 1995; pursuant to such settlement the Company paid the Banks an aggregate of $1 million on behalf of the defendants and reimbursed the defendants for certain costs of defense.

    In connection with the Acquisition, the Company, Whitney and the Whitney 1990 Equity Fund, L.P. (the "Equity Fund"), an affiliate of Whitney, entered into a Preferred Stock Purchase Agreement pursuant to which the Company issued an aggregate of 1,920,000 shares of Preferred Stock (currently convertible into an aggregate of 3,406,590 shares of Common Stock) to Whitney and the Equity Fund in consideration of $12,166,667. In connection with the sale of the Preferred Stock, the Company paid Whitney a fee of $200,000. The holders of the Preferred Stock have unanimously agreed to convert the Preferred Stock, plus accrued dividends, in accordance with its terms into shares of Common Stock prior to or concurrently with this offering. The Company also agreed to pay Whitney a management fee of $250,000 per year, plus reimbursement of reasonable out-of-pocket travel expenses incurred in connection with attendance by Whitney representatives on the Board of Directors at regular Board meetings, not to exceed $50,000 per year (which fee will terminate upon consummation of this offering). During 1995, the Company paid Whitney a total of $250,000 as a management fee and $16,009 for reimbursable expenses.

    Also in connection with the Acquisition, the Company and the Debt Fund, an affiliate of Whitney, entered into a Subordinated Note and Common Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Company issued to the Debt Fund a Subordinated Promissory Note due June 7, 2001 bearing interest at the rate of 10.101% per annum (the "Subordinated Note") in the aggregate principal amount of $24,333,333 in return for a loan of $24,013,645 and 1,419,415 shares of Common Stock at a purchase price of $0.225 per share. In connection with the issuance of the Subordinated Note, the Company paid Whitney a fee of $730,000. The proceeds from the issuance of the Preferred Stock, Subordinated Note and Common Stock were applied, together with borrowings under the Credit Facility, to fund the Acquisition. The Purchase Agreement, as amended, contains certain covenants that, among other things, require the Company to maintain a specified minimum tangible net worth and fixed charge, interest coverage and leverage ratios, limit capital expenditures and restrict the Company's ability to incur additional indebtedness and pay cash dividends on its capital stock. The Company was in compliance with these covenants as of June 19, 1996 and expects to remain in compliance with such covenants.



    Approximately $10.1 million of the Subordinated Note, together with accrued interest, will be repaid with the proceeds of this offering, and the Subordinated Note will be amended and restated to reflect such repayment (the "Restated Note"). As so amended, the Restated Note will provide that the Company may, but is not required to, prepay the balance of the Restated Note with any proceeds of this offering in excess of $30 million or with any proceeds of any future underwritten public offering by the Company of its capital stock. See "Use of Proceeds."


    Through September 22, 1995, the Company was a party to a license agreement with High Performance Sports, Ltd. ("HPS"), the Managing Director of which is Lily Simon, the wife of William N. Simon, the President of the Company. Under this agreement, HPS had exclusive licenses to use the Company's tradenames, trademarks and logos and to sell its products and accessories in Hong Kong, Taiwan and Macao. Revenues to the Company under this agreement were approximately $280,000 during 1995. The Company believes that the terms of the license agreement with HPS were at least as favorable to the Company as could have been obtained at the time from an unaffiliated third party. Effective September 22, 1995, the Company entered into a new license agreement with Mitsui & Co. covering Hong Kong and Macao.

                              CERTAIN TRANSACTIONS

    The Company has issued Common Stock to certain of its executive officers and directors. See "Management -- Other Agreements" and "-- Stock Incentive Plans." In addition, the Company also has been a party to certain transactions involving the Company's executive officers, directors and stockholders. See "Management -- Compensation Committee Interlocks and Insider Participation."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock as of May 1, 1996, and as adjusted to reflect the sale of Common Stock offered by the Company hereby, for (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors who owns shares of Common Stock, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group:

                                                                                 NUMBER OF         PERCENT OF TOTAL
                                                                                   SHARES     --------------------------
NAME AND ADDRESS OF                                                             BENEFICIALLY   BEFORE THE    AFTER THE
BENEFICIAL OWNER (1)(2)                                                            OWNED        OFFERING      OFFERING
- ------------------------------------------------------------------------------  ------------  ------------  ------------
Whitney 1990 Equity Fund, L.P. (3)(4).........................................    3,341,693         42.3%         31.8%
Whitney Subordinated Debt Fund, L.P. (3)......................................    1,419,415         18.0          13.5
J.H. Whitney & Co. (3)(5).....................................................      835,423         10.6           8.0
Marsden S. Cason (6)..........................................................      701,707          8.9           6.7
William N. Simon (7)..........................................................      701,707          8.9           6.7
William A. McFarlane (8)......................................................      519,066          6.6           5.0
Roxanna Prahser (9)...........................................................       11,100        *             *
Roger Kase (10)...............................................................        4,162        *             *
Barton L. Jackson (9).........................................................       11,100        *             *
All directors and executive officers as a group (12 persons)..................    1,440,877         18.3          13.7

- ------------------------------
 *  Less than 1%.

 (1) Determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under this rule, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from May 1, 1996 upon the exercise of options, and each beneficial owner's percentage ownership is determined by assuming that options that are held by such person (but not those held by any other person) and that are exercisable within 60 days from May 1, 1996 have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

 (2) Unless otherwise indicated, the address of each of the persons named above is in care of the Company at 2013 Farallon Drive, San Leandro, California 94577.

 (3) Whitney 1990 Equity Fund, L.P., Whitney Subordinated Debt Fund, L.P., and J.H. Whitney & Co. are limited partnerships in which Ray E. Newton, III , Peter M. Castleman, and William Laverack, Jr., directors of the Company, are general partners. Messrs. Newton, Castleman, and Laverack disclaim beneficial ownership of the securities held by such partnerships, except to the extent of their respective ownership interests in such partnerships. The address of each of Whitney 1990 Equity Fund, L.P., Whitney Subordinated Debt Fund, L.P. and J.H. Whitney & Co. is 177 Broad Street, Stamford, Connecticut 06901.

 (4) Represents 3,341,693 shares of Common Stock issuable upon conversion of the Preferred Stock.

 (5) Represents 835,423 shares of Common Stock issuable upon conversion of the Preferred Stock.

 (6) Includes 102,571 shares of Common Stock issuable upon exercise of stock options. Mr. Cason has agreed with the several Underwriters to sell to the Underwriters 69,000 shares of Common Stock owned by him in the event the Underwriters exercise their over-allotment option. If the Underwriters' over-allotment option is exercised in full, Mr. Cason will beneficially own 632,707 shares after the offering, representing 5.9% of total shares outstanding, and all directors and executive officers as a group will own 1,302,877 shares (12.1%).

 (7) Includes 701,707 shares of Common Stock issuable upon exercise of stock options. Mr. Simon has agreed with the several Underwriters to sell to the Underwriters 69,000 shares of Common Stock owned by him in the event the Underwriters exercise their over-allotment option. If the Underwriters' over-allotment option is exercised in full, Mr. Simon will beneficially own 632,707 shares after the offering, representing 5.9% of total shares outstanding, and all directors and executive officers as a group will own 1,302,877 shares (12.1%).

 (8) Includes 51,285 shares of Common Stock issuable upon exercise of stock options. Mr. McFarlane's address is 1606 Martin Avenue, Pleasanton, California 94566.

 (9) Includes 11,100 shares of Common Stock issuable upon exercise of stock options.

(10) Includes 4,162 shares of Common Stock issuable upon exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Restated Certificate of Incorporation (the "Charter") and By-laws, each of which will be amended or restated prior to or simultaneous with the closing of this offering, and copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part. References to the Company's Charter and By-laws in this Prospectus refer to the Charter and By-laws as amended or restated.

    The authorized capital stock of the Company currently consists of 10,000,000 shares of Common Stock (which will be increased to 50,000,000 shares prior to the closing of this offering), par value $0.0025 per share, and 4,000,000 shares of Preferred Stock, par value $1.00 per share. Immediately after the completion of the offering, the Company estimates that there will be outstanding an aggregate of 9,581,666 shares of Common Stock, 1,170,802 shares of Common Stock will be issuable upon exercise of outstanding options and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

    Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

    Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of the agreements governing the Company's long-term debt. The Company does not anticipate paying cash dividends in the foreseeable future and currently is precluded from doing so pursuant to the terms of the Credit Facility. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

    Holders of the Common Stock have no preemptive, conversion or redemption rights and are not subject to further calls or assessments by the Company. Immediately upon consummation of this offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.


    The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TNFI."


    The transfer agent and registrar for the Common Stock is the America Stock Transfer & Trust Company.

PREFERRED STOCK

    The Board of Directors has the authority, without any vote or action by the stockholders, to issue Preferred Stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

    The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

    Whitney, the Equity Fund, the Debt Fund and Messrs. Cason, and Simon (holding in the aggregate 6,999,945 shares of Common Stock, including shares that may be acquired within 60 days from May 1, 1996 upon the exercise of options) have certain demand and/or incidental, or "piggyback," registration rights with respect to the Common Stock of the Company pursuant to a Registration Rights Agreement, dated as of June 7, 1994, between the Company and such holders, as amended (the "Registration Rights Agreement"). The demand registration rights held by Whitney, the Equity Fund and the Debt Fund
(representing 5,596,531 shares  of Common  Stock) generally  provide that  those holders of Common Stock have the right to require that, on three occasions (subject to certain limitations), the Company file a registration statement under the Securities Act covering all or part of such shares and that the Company will use its best efforts to effect such registration. With respect to incidental, or "piggyback," registration rights held by all parties defined in the Registration Rights Agreement, the Company is required to notify the holders of Common Stock having such rights that it intends to register its securities and, if requested by such holder, to include additional shares in such registration. The Company generally is obligated to bear the expenses, other than underwriting discounts and sales commissions, of the registration of such shares. Any exercise by the holders of such registration rights may hinder efforts by the Company to arrange future financings and may have an adverse impact on the market price of the Common Stock. Mr. McFarlane (holding in the aggregate 519,066 shares of Common Stock) has certain incidental, or "piggyback," registration rights with respect to the Common Stock of the Company pursuant to the Registration Rights Agreement.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and held by certain employee stock ownership plans); or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Whitney, the Equity Fund and the Debt Fund are interested stockholders under the DGCL. However, since their acquisitions of the Company's securities were approved in advance by the Company's Board of Directors, they would not be prohibited from engaging in a business combination for three years following their becoming interested stockholders.

    In addition, certain provisions of the Charter and By-laws of the Company summarized in the following paragraphs will become operative upon the closing of this offering and may be deemed to have an anti-takeover effect and may delay, defer or prevent an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or other transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    CLASSIFIED BOARD OF DIRECTORS. The Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the

Board of Directors will be elected each year. Moreover, under the DGCL, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the By-laws authorizing only the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    SPECIAL MEETING OF STOCKHOLDERS. The Charter provides that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The Charter provides that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied.

    ADVANCE   NOTICE  REQUIREMENTS   FOR  STOCKHOLDER   PROPOSALS  AND  DIRECTOR
NOMINATIONS. The By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the seventh day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

LIMITATION OF LIABILITY

    The Charter provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Charter is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the By-laws provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware law.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market after this offering may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of its equity securities.

    Upon the consummation of this offering, the Company will have 9,581,666 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 2,600,000 shares offered hereby will be freely tradeable without restriction under the Securities Act unless such shares are purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 6,981,666 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the effective date of this Prospectus (the "Effective Date"); (ii) 615,668 will be eligible for sale 90 days after the Effective Date and (iii) 6,365,998 Restricted Shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the Effective Date. Of such Restricted Shares, approximately 6,797,768 shares will be subject to certain volume limitations and other resale restrictions pursuant to Rule 144.


    The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock issuable upon the exercise of stock options granted under the Option Plans. As of May 17, 1996, options to purchase 1,170,802 shares of Common Stock were outstanding under the Option Plans. Holders of 826,477 stock options to purchase Common Stock have granted the Underwriters a 180-day lock-up on shares issuable upon the exercise of such options. Of the remaining 344,325 options, 97,905 are exercisable at the effective date of this offering.


    Pursuant to the terms of the Registration Rights Agreement, beneficial owners of an aggregate 7,519,011 shares of Common Stock (including shares that may be acquired within 60 days from May 1, 1996 upon the exercise of options) have demand and/or incidental, or "piggyback," registration rights, permitting such holders, in the case of demand registration rights, to request on three occasions (subject to certain limitations) that such shares be registered for resale under the Securities Act at the Company's expense and, in the case of piggyback rights, permitting such holders to include their shares, at the Company's expense, in certain registration statements filed by the Company. Registration of such shares under the Securities Act would result in such shares becoming saleable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. See "Underwriting."

    The Company and certain stockholders of the Company, who collectively hold 7,180,276 shares of Common Stock, including shares that may be acquired within 60 days from May 1, 1996 upon the exercise of options, have agreed with the Underwriters, with certain limited exceptions, that they will not dispose of any shares of Common Stock, for a period of 180 days after the date of this
Prospectus  without  the   written  consent  of   the  Representatives  of   the
Underwriters.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or person whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

    The Securities and Exchange Commission has proposed certain amendments to Rule 144 that would reduce by one year the holding periods required for shares subject to Rule 144 and Rule 144(k) to become eligible for resale in the public market. This proposal, if adopted, would increase the number of shares of Common Stock eligible for immediate resale following the expiration of the lock-up agreements described above. No assurance can be given concerning whether or when the proposal will be adopted by the Commission.

    An employee, officer, or director of or consultant to the Company who purchased or was awarded shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Hambrecht & Quist LLC and J.P. Morgan Securities Inc., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                                        NUMBER OF
             UNDERWRITER                                                                                 SHARES
                                                                                                       -----------
Alex. Brown & Sons Incorporated......................................................................
Hambrecht & Quist LLC................................................................................
J.P. Morgan Securities Inc. .........................................................................

                                                                                                       -----------
      Total..........................................................................................    2,600,000
                                                                                                       -----------
                                                                                                       -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$        per share. The Underwriters may allow, and such dealers may reallow,  a
concession  not in excess of $         per share to certain other dealers. After
the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 390,000 additional shares of Common Stock, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,600,000, and the Company and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,600,000 shares are being offered.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company and certain stockholders of the Company have agreed not to offer, sell, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue and grant options to purchase shares of Common Stock under the Option Plans, and individual stockholders may dispose of shares of Common Stock under certain circumstances, provided that the transferee agrees to be bound by the terms of such agreement. See "Shares Eligible for Future Sale."

    The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. See "Risk Factors -- No Prior Market for Common Stock; Possible Volatility of Stock Price."

    The Underwriters have reserved for sale, at the initial public offering price, up to 10% of the shares of Common Stock offered hereby for certain employees, customers and vendors of the Company, and certain other individuals, who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby is being passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

    The financial statements of The North Face, Inc. as of December 31, 1994 and 1995 and for the period from June 7, 1994 to December 31, 1994, and for the year ended December 31, 1995, and the financial statements of The North Face ("Predecessor") for the period from April 1, 1994 through June 6, 1994 and the year ended March 31, 1994 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION


    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each such instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. This Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.


    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent public accountants and with quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited financial information.

                              THE NORTH FACE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report...............................................  F-2
Consolidated Balance Sheets................................................  F-3
Consolidated Statements of Operations......................................  F-4
Consolidated Statements of Cash Flows......................................  F-5
Consolidated Statements of Stockholders' Equity............................  F-6
Notes to Consolidated Financial Statements.................................  F-7

                          INDEPENDENT AUDITORS' REPORT


THE STOCKHOLDERS OF THE NORTH FACE, INC.:

    We have audited the accompanying consolidated balance sheets of The North Face, Inc. and its subsidiaries ("Successor") as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the period from June 7, 1994 through December 31, 1994, the year ended December 31, 1995, and the consolidated statements of operations, stockholders' equity and cash flows of The North Face ("Predecessor") for the period from April 1, 1994 through June 6, 1994, and the year ended March 31, 1994. These financial statements are the responsibility of the Predecessor's and Successor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the Successor consolidated financial statements referred to above present fairly, in all material respects, the financial position of The North Face, Inc. and its subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for the year ended December 31, 1995 and for the period from June 7, 1994 through December 31, 1994, in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from April 1, 1994 through June 6, 1994 and the year ended March 31, 1994 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP



San Francisco, California
February 9, 1996 (June 20, 1996 as to Note 16)

                              THE NORTH FACE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                      DECEMBER 31,
                                                                  --------------------   MARCH 31,
                                                                    1994       1995         1996
                                                                  ---------  ---------  ------------
                                                                                        (UNAUDITED)
Current Assets:
Cash and cash equivalents.......................................  $     826  $   2,823   $      705
Accounts receivable, net........................................     13,486     16,582       17,881
Inventories.....................................................     12,068     21,048       26,690
Deferred taxes..................................................      1,703      2,230        2,281
Other current assets............................................      1,180      1,161        2,512
                                                                  ---------  ---------  ------------
    Total current assets........................................     29,263     43,844       50,069
Property and equipment, net.....................................      4,066      8,388        8,435
Trademarks and intangibles, net.................................     30,602     30,108       29,919
Debt issuance costs, net........................................      2,447      1,739        1,600
Other assets....................................................        171        429          458
                                                                  ---------  ---------  ------------
    Total assets................................................  $  66,549  $  84,508   $   90,481
                                                                  ---------  ---------  ------------
                                                                  ---------  ---------  ------------


                                        LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable................................................  $   4,855  $   9,526   $   10,004
Accrued employee expenses.......................................        851        921        1,083
Current portion of long-term debt...............................      1,084      4,630        9,322
Current portion of obligations under capital leases.............        243        208          191
Income taxes payable............................................        716        561          946
Other current liabilities.......................................      7,325      5,330        6,390
                                                                  ---------  ---------  ------------
    Total current liabilities...................................     15,074     21,176       27,936
Long-term debt..................................................      4,449     11,995       11,827
Obligations under capital leases................................        265         60           19
Other long-term liabilities.....................................      5,249      6,376        6,492
Subordinated debt...............................................     24,333     24,333       24,333
                                                                  ---------  ---------  ------------
    Total liabilities...........................................     49,370     63,940       70,607
                                                                  ---------  ---------  ------------
Commitments and contingencies
                                                                                                       MARCH 31,
                                                                                                          1996
                                                                                                       PRO FORMA
                                                                                                      ------------
                                                                                                      (UNAUDITED)
                                                                                                        (NOTE 1)
Stockholders' equity:
Series A Preferred Stock, $1.00 par value - shares authorized
 4,000,000; issued and outstanding 1,936,000 (Liquidation
 preference of $14,674,000 at March 31, 1996)...................     12,267     12,267       12,267            --
Cumulative Preferred Dividends Accrued (representing 379,956
 shares at March 31, 1996)......................................        696      2,049        2,407            --
Common Stock, $.0025 par value - 10,000,000 shares authorized;
 3,431,000 issued and outstanding at December 31, 1994;
 2,902,000 at December 31, 1995 and March 31, 1996; 7,010,000 at
 March 31, 1996 (pro forma).....................................          8          7            7            17
Additional paid-in capital......................................        764        645          645        15,309
Subscriptions receivable........................................       (261)      (142)        (142)         (142)
Retained earnings...............................................      3,939      6,071        5,084         5,084
Cumulative translation adjustments..............................       (234)      (329)        (394)         (394)
                                                                  ---------  ---------  ------------  ------------
    Total stockholders' equity..................................     17,179     20,568       19,874        19,874
                                                                  ---------  ---------  ------------  ------------
    Total liabilities and stockholders' equity..................  $  66,549  $  84,508   $   90,481
                                                                  ---------  ---------  ------------
                                                                  ---------  ---------  ------------

          See accompanying notes to consolidated financial statements

                              THE NORTH FACE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                  PREDECESSOR                   THE NORTH FACE, INC. (SUCCESSOR)
                          ----------------------------  ------------------------------------------------
                                                           FOR THE
                                            FOR THE      PERIOD FROM                  FOR THE QUARTER
                             FOR THE      PERIOD FROM   JUNE 7, 1994     FOR THE           ENDED
                           YEAR ENDED    APRIL 1, 1994       TO        YEAR ENDED        MARCH 31,
                            MARCH 31,         TO        DECEMBER 31,    DECEMBER    --------------------
                              1994       JUNE 6, 1994       1994        31, 1995      1995       1996
                          -------------  -------------  -------------  -----------  ---------  ---------
                                                                                        (UNAUDITED)

Net Sales...............    $  87,411      $   9,085      $  60,574     $ 121,534   $  23,500  $  31,020
Cost of Sales...........       50,807          5,317         31,060        66,470      13,133     18,417
                          -------------  -------------  -------------  -----------  ---------  ---------
Gross Profit............       36,604          3,768         29,514        55,064      10,367     12,603
Operating Expenses......       32,810          5,290         19,659        44,540       9,310     12,464
                          -------------  -------------  -------------  -----------  ---------  ---------
Operating Income
 (Loss).................        3,794         (1,522)         9,855        10,524       1,057        139

Interest expense........       (2,046)           (58)        (2,598)       (5,530)     (1,326)    (1,453)
Other Income (Expense), Net    (200)              19            186           589          85        167
                          -------------  -------------  -------------  -----------  ---------  ---------
Income (Loss) Before
 Provision for Income
 Taxes, and
 Extraordinary Item.....        1,548         (1,561)         7,443         5,583        (184)    (1,147)
Provision (Benefit) for
 Income Taxes...........          722            112          2,808         2,098         (99)      (518)
                          -------------  -------------  -------------  -----------  ---------  ---------
Income (Loss) Before
 Extraordinary Items....          826         (1,673)         4,635         3,485         (85)      (629)
Extraordinary Item --
 Gain on Extinguishment
 of Debt, Net of Income
 Taxes of $0............            0            577              0             0           0          0
                          -------------  -------------  -------------  -----------  ---------  ---------
Net Income (Loss).......    $     826      $  (1,096)     $   4,635     $   3,485   $     (85) $    (629)
                          -------------  -------------  -------------  -----------  ---------  ---------
                          -------------  -------------  -------------  -----------  ---------  ---------
Pro Forma Information
 (Unaudited):
Pro forma net income
 (loss) per share.......                                                $    0.47              $   (0.09)
                                                                       -----------             ---------
                                                                       -----------             ---------
Shares used in pro forma
 per share
 calculation............                                                    7,427                  7,394
                                                                       -----------             ---------
                                                                       -----------             ---------


          See accompanying notes to consolidated financial statements

                              THE NORTH FACE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           PREDECESSOR                  THE NORTH FACE, INC. (SUCCESSOR)
                                                ---------------------------------  ------------------------------------------
                                                                                                                     FOR THE
                                                                                       FOR THE                       QUARTER
                                                                     FOR THE         PERIOD FROM       FOR THE        ENDED
                                                    FOR THE        PERIOD FROM     JUNE 7, 1994 TO    YEAR ENDED    MARCH 31,
                                                  YEAR ENDED     APRIL 1, 1994 TO   DECEMBER 31,     DECEMBER 31,   ---------
                                                MARCH 31, 1994     JUNE 6, 1994         1994             1995         1995
                                                ---------------  ----------------  ---------------  --------------  ---------
                                                                                                                    (UNAUDITED)
Cash flows from Operating Activities:
Net Income (Loss).............................     $     826        $   (1,096)       $   4,635       $    3,485    $     (85)
Adjustments to reconcile net income (loss) to
 cash provided by (used in) operating
 activities:
  Depreciation and amortization...............         1,671               307            1,345            3,075          891
  Deferred income taxes.......................          (187)              (93)            (259)            (441)         205
  Provision for doubtful accounts.............           941                66              268              338           77
  Other.......................................           115                 0                0                0            0
  Extraordinary gain on debt extinguishment...             0              (577)               0                0            0
Effect of changes in:
  Accounts receivable.........................        (1,235)            1,851           (5,912)          (3,434)      (1,327)
  Inventories.................................         8,862               617            1,195           (8,980)      (3,511)
  Other assets................................         2,084              (231)            (542)            (469)        (592)
  Accounts payable and accrued liabilities....           876              (473)             696            3,631          963
                                                ---------------        -------     ---------------  --------------  ---------
Net Cash Provided by (Used in) Operating
 Activities...................................        13,953               371            1,426           (2,795)      (3,379)
                                                ---------------        -------     ---------------  --------------  ---------
Investing Activities:
  Acquisition of The North Face assets........             0                 0          (59,710)               0            0
  Proceeds from sale of trademark.............             0                 0           10,800                0            0
  Acquisition of Canadian Subsidiary..........             0                 0                0              (73)        (289)
  Purchase of minority interest...............        (1,725)                0                0                0            0
  Purchase of fixed assets....................        (1,002)              (58)            (327)          (5,592)        (605)
                                                ---------------        -------     ---------------  --------------  ---------
Net Cash Used in Investing Activities.........        (2,727)              (58)         (49,237)          (5,665)        (894)
                                                ---------------        -------     ---------------  --------------  ---------
Financing Activities:
  Debt repayments.............................          (201)             (729)            (476)          (2,595)      (1,312)
  Borrowings on term note.....................             0                 0                0            5,600            0
  Proceeds (payments) from revolver, net......             0                 0             (761)           7,847        6,163
  Proceeds from acquisition debt..............             0                 0           30,559                0            0
  Payments of debt acquisition costs..........             0                 0           (2,413)            (300)        (300)
  Proceeds from sale of stock.................             0                 0           12,333                0            0
  Change in due to/from affiliates, net.......        (2,946)           (1,030)               0                0            0
                                                ---------------        -------     ---------------  --------------  ---------
Net Cash Provided by (Used in) Financing
 Activities...................................        (3,147)           (1,759)          39,242           10,552        4,551
                                                ---------------        -------     ---------------  --------------  ---------
  Effect of foreign currency fluctuations on
   cash.......................................           (18)               65             (234)             (95)         186
                                                ---------------        -------     ---------------  --------------  ---------
Increase (Decrease) in Cash and Cash
 Equivalents..................................         8,061            (1,381)          (8,803)           1,997          464
Cash and Cash Equivalents, Beginning of
 Period.......................................         2,949            11,010            9,629              826          826
                                                ---------------        -------     ---------------  --------------  ---------
Cash and Cash Equivalents, End of Period......     $  11,010        $    9,629        $     826       $    2,823    $   1,290
                                                ---------------        -------     ---------------  --------------  ---------
                                                ---------------        -------     ---------------  --------------  ---------
Supplemental Cash Flow Information:
  Cash paid during the year for:
    Interest..................................     $   1,311        $    2,836        $   2,398       $    4,383
                                                ---------------        -------     ---------------  --------------
                                                ---------------        -------     ---------------  --------------
    Income taxes..............................     $     456        $        0        $   3,476       $    1,785
                                                ---------------        -------     ---------------  --------------
                                                ---------------        -------     ---------------  --------------
Non-Cash Transactions:
  Issuance of stock...........................     $       0        $        0        $     706       $        0
                                                ---------------        -------     ---------------  --------------
                                                ---------------        -------     ---------------  --------------
  Cancellation of stock and related promissory
   note.......................................     $       0        $        0        $       0       $      119
                                                ---------------        -------     ---------------  --------------
                                                ---------------        -------     ---------------  --------------

                                                  1996
                                                ---------
Cash flows from Operating Activities:
Net Income (Loss).............................  $    (629)
Adjustments to reconcile net income (loss) to
 cash provided by (used in) operating
 activities:
  Depreciation and amortization...............        850
  Deferred income taxes.......................        (51)
  Provision for doubtful accounts.............       (174)
  Other.......................................          0
  Extraordinary gain on debt extinguishment...          0
Effect of changes in:
  Accounts receivable.........................     (1,125)
  Inventories.................................     (5,642)
  Other assets................................     (1,385)
  Accounts payable and accrued liabilities....      2,201
                                                ---------
Net Cash Provided by (Used in) Operating
 Activities...................................     (5,955)
                                                ---------
Investing Activities:
  Acquisition of The North Face assets........          0
  Proceeds from sale of trademark.............          0
  Acquisition of Canadian Subsidiary..........          0
  Purchase of minority interest...............          0
  Purchase of fixed assets....................       (507)
                                                ---------
Net Cash Used in Investing Activities.........       (507)
                                                ---------
Financing Activities:
  Debt repayments.............................        (66)
  Borrowings on term note.....................        100
  Proceeds (payments) from revolver, net......      4,432
  Proceeds from acquisition debt..............          0
  Payments of debt acquisition costs..........        (57)
  Proceeds from sale of stock.................          0
  Change in due to/from affiliates, net.......          0
                                                ---------
Net Cash Provided by (Used in) Financing
 Activities...................................      4,409
                                                ---------
  Effect of foreign currency fluctuations on
   cash.......................................        (65)
                                                ---------
Increase (Decrease) in Cash and Cash
 Equivalents..................................     (2,118)
Cash and Cash Equivalents, Beginning of
 Period.......................................      2,823
                                                ---------
Cash and Cash Equivalents, End of Period......  $     705
                                                ---------
                                                ---------
Supplemental Cash Flow Information:
  Cash paid during the year for:
    Interest..................................
    Income taxes..............................
Non-Cash Transactions:
  Issuance of stock...........................
  Cancellation of stock and related promissory
   note.......................................

          See accompanying notes to consolidated financial statements

                              THE NORTH FACE, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                      COMMON STOCK
                                                                    PREFERRED STOCK       -------------------------------------
                                                               -------------------------                            ADDITIONAL
                                                                  SHARES                     SHARES                   PAID IN
DESCRIPTION                                                     OUTSTANDING     AMOUNT     OUTSTANDING    AMOUNT      CAPITAL
- -------------------------------------------------------------  -------------  ----------  -------------  ---------  -----------
Predecessor
  March 31, 1993.............................................                                   1,000    $   5,416   $   3,882
    Net Income...............................................
    Translation Adjustments..................................
                                                                     -----    ----------        -----    ---------  -----------
  March 31, 1994.............................................                                   1,000        5,416       3,882
    Net Loss.................................................
    Translation Adjustments..................................
                                                                     -----    ----------        -----    ---------  -----------
  June 6, 1994...............................................                                   1,000    $   5,416   $   3,882
                                                                     -----    ----------        -----    ---------  -----------
                                                                     -----    ----------        -----    ---------  -----------
- -------------------------------------------------------------------------------------------------------------------------------
The North Face, Inc. (Successor)
    Preferred Stock Issued...................................        1,936    $   12,267
    Common Stock Issued......................................                                   3,431    $       8   $     764
    Net Income...............................................
    Stock Dividends on Preferred Stock.......................
    Translation Adjustments..................................
                                                                     -----    ----------        -----    ---------  -----------
  December 31, 1994..........................................        1,936        12,267        3,431            8         764
    Net Income...............................................
    Cancellation of Restricted Stock.........................                                    (529)          (1)       (119)
    Stock Dividends on Preferred Stock.......................
    Translation Adjustments..................................
                                                                     -----    ----------        -----    ---------  -----------
  December 31, 1995..........................................        1,936        12,267        2,902            7         645
    Net Income (unaudited)...................................
    Stock Dividends on Preferred Stock (unaudited)...........
    Translation Adjustments (unaudited)......................
                                                                     -----    ----------        -----    ---------  -----------
  March 31, 1996 (unaudited).................................        1,936    $   12,267        2,902    $       7   $     645
                                                                     -----    ----------        -----    ---------  -----------
                                                                     -----    ----------        -----    ---------  -----------


                                                               CUMULATIVE
                                                                PREFERRED
                                                                DIVIDENDS   SUBSCRIPTIONS     RETAINED     TRANSLATION
DESCRIPTION                                                      ACCRUED      RECEIVABLE      EARNINGS     ADJUSTMENTS
- -------------------------------------------------------------  -----------  --------------  ------------  -------------
Predecessor
  March 31, 1993.............................................                               $    (22,841)   $    (395)
    Net Income...............................................                                        826
    Translation Adjustments..................................                                                     (18)
                                                               -----------        ------    ------------       ------
  March 31, 1994.............................................                                    (22,015)        (413)
    Net Loss.................................................                                     (1,096)
    Translation Adjustments..................................                                                      65
                                                               -----------        ------    ------------       ------
  June 6, 1994...............................................                               $    (23,111)   $    (348)
                                                               -----------        ------    ------------       ------
                                                               -----------        ------    ------------       ------
- -------------------------------------------------------------
The North Face, Inc. (Successor)
    Preferred Stock Issued...................................
    Common Stock Issued......................................                 $     (261)
    Net Income...............................................                               $      4,635
    Stock Dividends on Preferred Stock.......................   $     696                           (696)
    Translation Adjustments..................................                                               $    (234)
                                                               -----------        ------    ------------       ------
  December 31, 1994..........................................         696           (261)          3,939         (234)
    Net Income...............................................                                      3,485
    Cancellation of Restricted Stock.........................                        119
    Stock Dividends on Preferred Stock.......................       1,353                         (1,353)
    Translation Adjustments..................................                                                     (95)
                                                               -----------        ------    ------------       ------
  December 31, 1995..........................................       2,049           (142)          6,071         (329)
    Net Income (unaudited)...................................                                       (629)
    Stock Dividends on Preferred Stock (unaudited)...........         358                           (358)
    Translation Adjustments (unaudited)......................                                                     (65)
                                                               -----------        ------    ------------       ------
  March 31, 1996 (unaudited).................................   $   2,407     $     (142)   $      5,084    $    (394)
                                                               -----------        ------    ------------       ------
                                                               -----------        ------    ------------       ------


DESCRIPTION                                                       TOTAL
- -------------------------------------------------------------  ------------
Predecessor
  March 31, 1993.............................................  $    (13,938)
    Net Income...............................................           826
    Translation Adjustments..................................           (18)
                                                               ------------
  March 31, 1994.............................................       (13,130)
    Net Loss.................................................        (1,096)
    Translation Adjustments..................................            65
                                                               ------------
  June 6, 1994...............................................  $    (14,161)
                                                               ------------
                                                               ------------
- -------------------------------------------------------------
The North Face, Inc. (Successor)
    Preferred Stock Issued...................................  $     12,267
    Common Stock Issued......................................           511
    Net Income...............................................         4,635
    Stock Dividends on Preferred Stock.......................             0
    Translation Adjustments..................................          (234)
                                                               ------------
  December 31, 1994..........................................        17,179
    Net Income...............................................         3,485
    Cancellation of Restricted Stock.........................            (1)
    Stock Dividends on Preferred Stock.......................             0
    Translation Adjustments..................................           (95)
                                                               ------------
  December 31, 1995..........................................        20,568
    Net Income (unaudited)...................................          (629)
    Stock Dividends on Preferred Stock (unaudited)...........             0
    Translation Adjustments (unaudited)......................           (65)
                                                               ------------
  March 31, 1996 (unaudited).................................  $     19,874
                                                               ------------
                                                               ------------

          See accompanying notes to consolidated financial statements

                              THE NORTH FACE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACQUISITION, BASIS OF PRESENTATION, BUSINESS AND PRO FORMA INFORMATION ACQUISITION -- On June 7, 1994, TNF Holdings Company, Inc. (a Delaware
corporation) acquired substantially all of the net operating assets and certain liabilities of The North Face (the "Predecessor") (a California corporation) for approximately $62.1 million cash (including transaction costs of approximately
$2.4 million) plus assumed liabilities of approximately $18.4 million (the "Acquisition"). TNF Holdings Company, Inc. then changed its name to The North Face, Inc. (the "Successor"). The Acquisition was accounted for as a purchase and accordingly, Successor recorded the assets acquired (including $41.8 million for trademarks) and liabilities assumed at their fair values. Immediately subsequent to the purchase, an equity investor purchased Successor's trademark in Japan for $10.8 million. Due to the Acquisition and resulting change in accounting basis, and significant differences in the capital structures of the Successor and the Predecessor, the accompanying consolidated financial statements of the Successor may not be comparable to those of the Predecessor. References to the Company throughout these notes to consolidated financial statements refer to the operations of Successor and Predecessor collectively.

    As part of the Acquisition, all amounts due to affiliates remained with the Predecessor and were not assumed by The North Face, Inc. A substantial portion of this debt was non-interest bearing during the year ended March 31, 1994.

    BUSINESS -- The Company wholesales and retails high-quality technical outerwear, mountaineering equipment, skiwear and sports apparel. At December 31, 1995 the Company had a corporate headquarters and distribution center in San Leandro, California, a sales office and distribution center in Toronto, Ontario, and a European headquarters and factory in Port Glasgow, Scotland. The Company's products are sold through independent retailers in the United States (the "U.S."), Europe and Canada, as well as through its own eleven retail stores in the U.S. The Company sources the majority of its merchandise outside the U.S. Any event causing a sudden disruption of imports, including the imposition of additional import restrictions, could have a materially adverse effect on the Company's operations.

    PRO FORMA INFORMATION (UNAUDITED) -- Upon consummation of the Company's proposed public offering, all outstanding shares of Series A Preferred Stock will be converted into 4,109,000 shares of Common Stock. The pro forma stockholders' equity at March 31, 1996 and pro forma net income (loss) per share and shares used in pro forma per share calculations for the year ended December 31, 1995 and the quarter ended March 31, 1996 reflect this conversion as of the beginning of each period. In accordance with the rules of the Securities and Exchange Commission, all common stock equivalents issued within one year of the Company's anticipated initial public offering have been considered outstanding for all periods using the treasury stock method. Due to the conversion of the Series A Preferred Stock into Common Stock, historical earnings per share is not meaningful.


    SUPPLEMENTAL PRO FORMA NET INCOME (LOSS) PER SHARE (UNAUDITED), reflecting the issuance of up to 2,600,000 shares from the Company's proposed public offering to fund the repayment of up to $30.3 million of the Company's debt and a reduction in interest expense as of the beginning of each period, is as follows:



Year ended December 31, 1995...........................  $    0.50
Three months ended March 31, 1996......................  $   (0.02)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany accounts have been eliminated.

    USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

    CHANGE IN YEAR-END -- The Company changed its year-end to December 31 from March 31 effective December 31, 1994.

    FOREIGN CURRENCY TRANSLATION -- The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the revenues have been translated into U.S. dollars using the average exchange rates in effect during the period. Adjustments resulting from translating foreign financial statements into U.S. dollars are reported as translation adjustments as a separate component of stockholders' equity.

    ACCOUNTS RECEIVABLE are recorded upon the sale of inventory to independent retailers. A sale occurs when inventories are shipped and title and risk of loss have transferred from the Company to the buyer. Seasonal goods are generally shipped to retailers prior to the selling season. The Company offers extended payment terms for pre-season orders.

    INVENTORIES are stated at the lower of average cost or market. The Company principally contracts for the manufacture of its products in the U.S., Asia and Europe. Costs related to these inventories represent landed cost, which consists of the price paid to third party manufacturers, and inbound duties and freight.

    TRADEMARKS AND INTANGIBLES of The North Face, Inc. represent trademarks (less proceeds from sale of the Japan trademark) recorded in connection with the Acquisition and are amortized on a straight-line basis over forty years. Accumulated amortization at December 31, 1995 was approximately $1.2 million. Amortization expense was $453,000 and $783,000 for the period from June 7, 1994 to December 31, 1994 and the year ended December 31, 1995, respectively.

    PROPERTY AND EQUIPMENT is stated at cost. Depreciation and amortization is computed using the straight-line method over the remaining estimated useful life of the asset (or over the remaining lease term, if shorter, for capital leases). The estimated useful lives of certain categories are as follows:

Leasehold improvements..................................................  5-10 years
Machinery and equipment.................................................  5 years
Furniture, fixtures and office equipment................................  3-7 years

    Expenditures for replacements and improvements are capitalized; maintenance and repairs are expensed as incurred.

    PRODUCT WARRANTY -- Substantially all of the Company's products carry a lifetime warranty for defects in quality and workmanship. The Company maintains warranty departments in the U.S., Canada and Europe and repairs the majority of items returned under warranty. The Company's warranty liability for future warranty claims related to past sales at December 31, 1994 and 1995 is approximately $4.3 million and $4.5 million, respectively, of which the non-current portion of $3.4 million and $3.6 million is classified as other long term liabilities as of December 31, 1994 and 1995, respectively. The current portion of the warranty liability is $0.9 million and is classified as other current liabilities in both years. Warranty expense was approximately $740,000, $156,000, $467,000 and $1,004,000 for the year ended March 31, 1994, the period from April 1, 1994 to June 6, 1994 (the "two-month period"), the period from June 7, 1994 to December 31, 1994 (the "seven-month period"), and the year ended December 31, 1995, respectively.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DEFERRED   RENT  --  Certain  of  the  Company's  operating  leases  contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amount charged to rent expense and the rent paid as deferred rent.

    INCOME TAXES -- The Company applies an asset and liability approach in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactment of changes in the tax laws or rates. Deferred taxes are provided for temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes and valuation allowances are recorded against net deferred tax assets where appropriate.

    No U.S. income tax provisions have been provided on the cumulative undistributed earnings of foreign operations as it is the Company's intention to utilize those earnings in those foreign operations for an indefinite period of time.

    CASH AND CASH EQUIVALENTS represent short-term investments with original maturities of less than three months.

    SFAS NO. 121 -- In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS No. 121 establishes recognition and measurement criteria for impairment losses when the Company no longer expects to recover the carrying value of a long-lived asset. The effect on the consolidated financial statements of adopting SFAS No. 121 was not material.

    SFAS NO. 123 -- The Company is required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. SFAS No. 123 establishes accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. Under SFAS No. 123, the Company may either adopt the new fair value based accounting method or continue the intrinsic value method and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of SFAS No. 123 had been adopted. The Company only adopted the disclosure requirements of SFAS No. 123; and will include such information in its financial statements for the year ending December 31, 1996.

    UNAUDITED INTERIM INFORMATION -- The financial information with respect to the quarters ended March 31, 1995 and 1996 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the quarter ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.

3.  ACCOUNTS RECEIVABLE
    The allowance for doubtful accounts was $853,000 and $1,067,000 as of December 31, 1994 and 1995, respectively. Write-offs to accounts receivable during the year ended March 31, 1994, the two-month period ended June 6, 1994, the seven-month period ended December 31, 1994, and the year ended December 31, 1995 were approximately $880,000, $123,000, $27,000 and $71,000, respectively.

    During the year ended March 31, 1994, the two-month period ended June 6, 1994, the seven-month period ended December 31, 1994 and the year ended December 31, 1995, no customer accounted for more than 10% of net sales.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  INVENTORIES
    Inventories as of December 31, 1994 and 1995 consist of (in thousands):

                                                                                     1994       1995
                                                                                   ---------  ---------
Finished goods...................................................................  $   9,778  $  18,414
Work in process..................................................................        468        237
Raw materials....................................................................      1,822      2,397
                                                                                   ---------  ---------
Total inventories................................................................  $  12,068  $  21,048
                                                                                   ---------  ---------
                                                                                   ---------  ---------

5.  PROPERTY AND EQUIPMENT
    Property and equipment as of December 31, 1994 and 1995 consist of (in thousands):

                                                                                       1994       1995
                                                                                     ---------  ---------
Leasehold improvements.............................................................  $   2,865  $   4,985
Furniture, fixtures and office equipment...........................................      1,333      4,310
Machinery and equipment............................................................        521        830
                                                                                     ---------  ---------
Subtotal...........................................................................      4,719     10,125
Less accumulated depreciation and amortization.....................................       (653)    (1,737)
                                                                                     ---------  ---------
Total property and equipment, net..................................................  $   4,066  $   8,388
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    Depreciation and amortization expense related to property and equipment was $1,415,000, $99,000, $653,000, and $1,268,000 for the year ended March 31, 1994, the two-month period ended June 6, 1994, the seven-month period ended December 31, 1994, and the year ended December 31, 1995, respectively. Maintenance and repair expense was $343,000, $80,500, $241,500, and $565,000 for the year ended March 31, 1994, the two-month period ended June 6, 1994, the seven-month period ended December 31, 1994, and the year ended December 31, 1995, respectively.

6.  INCOME TAXES
    The provision for income taxes consists of the following (in thousands):

                                   PREDECESSOR                       THE NORTH FACE, INC. (SUCCESSOR)
                   --------------------------------------------  -----------------------------------------
                                           FOR THE PERIOD FROM   FOR THE PERIOD FROM
                    FOR THE YEAR ENDED      APRIL 1, 1994 TO       JUNE 7, 1994 TO     FOR THE YEAR ENDED
                      MARCH 31, 1994          JUNE 6, 1994        DECEMBER 31, 1994     DECEMBER 31, 1995
                   ---------------------  ---------------------  --------------------  -------------------
Federal
  Current........        $       0              $       0             $    2,179            $     825
  Deferred.......                0                      0                   (327)                 375
State
  Current........                6                      0                    530                  202
  Deferred.......                0                      0                    (31)                  77
Foreign
  Current........              903                    205                    358                  641
  Deferred.......             (187)                   (93)                    99                  (22)
                             -----                  -----                -------              -------
                         $     722              $     112             $    2,808            $   2,098
                             -----                  -----                -------              -------
                             -----                  -----                -------              -------

    The Predecessor was not in a U.S. federal tax paying position prior to the Acquisition due to the availability of net operating loss (NOL) carryforwards. These NOL carryforwards are not available to Successor as a result of the Acquisition.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  INCOME TAXES (CONTINUED)
    Reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:

                                       PREDECESSOR
                           -----------------------------------      THE NORTH FACE, INC. (SUCCESSOR)
                                               FOR THE PERIOD   ----------------------------------------
                                FOR THE             FROM        FOR THE PERIOD FROM        FOR THE
                              YEAR ENDED      APRIL 1, 1994 TO    JUNE 7, 1994 TO        YEAR ENDED
                            MARCH 31, 1994      JUNE 6, 1994     DECEMBER 31, 1994    DECEMBER 31, 1995
                           -----------------  ----------------  -------------------  -------------------
Statutory rate...........           34.0%              34.0%              34.0%                34.0%
State income taxes, net
 of federal benefit......            0.4%               0.0%               4.4%                 4.2%
Net losses without tax
 benefit.................            6.9%             (40.4)%              0.0%                 0.0%
Other....................            5.3%              (0.8)%             (0.7)%               (0.6)%
                                  ------            -------            -------              -------
  Effective tax rate.....           46.6%              (7.2)%             37.7%                37.6%
                                  ------            -------            -------              -------
                                  ------            -------            -------              -------

    Deferred income taxes for the Company reflect the tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws. Significant components of the net deferred tax asset as of December 31, 1994 and 1995 are as follows (in thousands):

                                                                             1994       1995
                                                                           ---------  ---------
Deferred Tax Assets:
  Inventory costs not yet deductible.....................................  $     265  $     313
  State tax provisions...................................................        162         86
  Depreciation...........................................................         64        271
  Liabilities not yet deductible.........................................      1,891      2,591
                                                                           ---------  ---------
                                                                               2,382      3,261
                                                                           ---------  ---------
Deferred Tax Liabilities:
  Depreciation...........................................................        (86)       (83)
  Intangibles............................................................     (1,583)    (2,883)
  Liabilities deductible for tax not book................................        (77)      (100)
                                                                           ---------  ---------
                                                                              (1,746)    (3,066)
                                                                           ---------  ---------
Net Deferred Income Tax Asset............................................  $     636  $     195
                                                                           ---------  ---------
                                                                           ---------  ---------

    Of the $636,000 net deferred income tax asset at December 31, 1994, $1,703,000 is recorded as a current asset and $1,067,000 is included in other long-term liabilities in the consolidated balance sheet. Of the $195,000 net deferred income tax asset at December 31, 1995, $2,230,000 is recorded as a current asset and $2,035,000 is included in other long-term liabilities in the consolidated balance sheet.

    The cumulative amount of undistributed earnings of the European foreign subsidiary, which the Company intends to indefinitely reinvest outside of the U.S. and upon which deferred income taxes are not provided, approximates $4,908,000 at December 31, 1995.

7.  PENSION PLAN
    The Company's European subsidiary has a contributory defined benefit pension plan covering substantially all full-time employees. Benefits are based on years of service and compensation. The Company funds the plan in amounts not less than the minimum statutory requirements in the United Kingdom. The plan's assets consist of investments in the Discretionary Managed Fund operated by Prudential Portfolio Managers Limited.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  PENSION PLAN (CONTINUED)
    Net pension plan expense consists of the following (in thousands):

                                        PREDECESSOR                       THE NORTH FACE, INC. (SUCCESSOR)
                           --------------------------------------  ----------------------------------------------
                                                FOR THE PERIOD         FOR THE PERIOD
                                FOR THE              FROM                   FROM                   FOR THE
                              YEAR ENDED       APRIL 1, 1994 TO        JUNE 7, 1994 TO           YEAR ENDED
                            MARCH 31, 1994       JUNE 6, 1994         DECEMBER 31, 1994       DECEMBER 31, 1995
                           -----------------  -------------------  -----------------------  ---------------------
Actual return on plan
 assets..................      $    (131)          $      12              $      35               $    (323)
Service cost.............            173                  19                     55                      55
Interest cost on
 projected benefit
 obligations.............            126                  30                     89                     180
Net amortization.........             51                 (32)                   (94)                    176
                                  ------                 ---                  -----                  ------
  Net pension plan
   expense...............      $     219           $      29              $      85               $      88
                                  ------                 ---                  -----                  ------
Contributions to the
 plan....................      $     250           $      69              $     217               $     346
                                  ------                 ---                  -----                  ------
                                  ------                 ---                  -----                  ------

    Actuarial present value of the benefit obligation as of December 31, 1994 and 1995 is as follows (in thousands):

                                                                             1994       1995
                                                                           ---------  ---------
Accumulated benefit obligation...........................................  $   1,449  $   1,431
Additional amounts related to pension benefit obligation compensation
 increases...............................................................        189        186
                                                                           ---------  ---------
Projected benefit obligation.............................................      1,638      1,617
Less fair value of assets................................................     (1,133)    (1,118)
                                                                           ---------  ---------
Projected benefit obligation in excess of fair value.....................  $     505  $     499
                                                                           ---------  ---------
                                                                           ---------  ---------

    The projected benefit obligation of $505,000 and $499,000 at December 31, 1994 and 1995, respectively, is included in other long-term liabilities in the consolidated balance sheet.

    The significant assumptions for each of the years ended December 31, 1994 and 1995 were as follows:

Discount rate..................................................................          9%
Expected long-term rate of return on plan assets...............................          9%
Rate of increase in future compensation levels.................................          7%

8.  DEBT
    Long-term debt as of December 31, 1994 and 1995 consists of the following (in thousands):

                                                                             1994       1995
                                                                           ---------  ---------
Term note................................................................  $   1,250  $   4,600
Revolving line of credit.................................................      3,965     11,812
Other....................................................................        318        213
                                                                           ---------  ---------
  Total..................................................................      5,533     16,625
Less current portion.....................................................     (1,084)    (4,630)
                                                                           ---------  ---------
Long-term debt...........................................................  $   4,449  $  11,995
                                                                           ---------  ---------
                                                                           ---------  ---------

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  DEBT (CONTINUED)
    Principal repayments on debt are due as follows at December 31, 1995 (in thousands):

Year Ending December 31
1996..............................................................     $4,631
1997..............................................................      1,126
1998..............................................................      1,174
1999..............................................................      1,318
2000..............................................................      8,376
                                                                    ---------
                                                                      $16,625
                                                                    ---------
                                                                    ---------

    Successor entered  into  a credit  facility  (the "Facility"),  expiring  in
February 2000, which includes a term note, a revolving line of credit and a letter of credit facility. The term note (availability up to $6.0 million) is payable in quarterly installments of $312,500 (pro rata based on amount outstanding) beginning April 1, 1996, and carries interest payable monthly at prime plus 1.25% or at LIBOR plus 3.0%. The rate on this term note at December 31, 1995 was 9.0%. The revolving line of credit provides for borrowing up to $44.0 million with the actual borrowings limited to available collateral, representing eligible receivables and inventory (approximately $19.5 million of availability as of December 31, 1995). Interest on the revolving line of credit is payable monthly at prime plus 1.0% or LIBOR plus 2.75%. The rate on the revolver at December 31, 1995 was 9.0%. The revolving line of credit agreement provides a sub limit facility for letters of credit up to a maximum of $15.0 million (approximately $3.5 million outstanding as of December 31, 1995). Fees for outstanding letters of credit are payable quarterly at 2.0% per annum. The Company also pays a monthly unused line fee on the revolver at .5% per annum. Borrowings and outstanding letters of credit under the Facility are secured by substantially all of the assets of the Company. The Facility includes certain financial covenants and restrictions on new indebtedness and the payment of cash dividends. The Facility also carries a prepayment penalty which expires on March 31, 1996. The Company was in compliance with all of its financial covenants as of December 31, 1995. The Company incurred approximately $1.5 million of debt issuance costs related to this facility which are being amortized over the expected life of the Facility. Accumulated amortization of these costs at December 31, 1994 and 1995 was approximately $225,000 and $1,004,000, respectively.

    During the first quarter of fiscal 1996, borrowings under the Facility increased to finance the Company's working capital growth and operating loss.

    In addition, the Company has a European overdraft facility of approximately $2.6 million. The Company also has a European letter of credit facility. The bank overdraft facility is reduced by the value of outstanding letters of credit at that time. As of December 31, 1995, the Company had outstanding letters of credit under the European facility of approximately $524,000.

    DEBT EXTINGUISHMENT -- In May 1994, the Predecessor settled three notes payable with a face value of $1,302,000 for cash of $725,000. These settlements resulted in an extraordinary gain of $577,000.

9.  SUBORDINATED DEBT
    In connection with the Acquisition, the Company issued approximately $24.3 million of subordinated debt which matures on June 7, 2001 with 10.1% interest payable quarterly. The subordinated debt agreement includes certain financial covenants and restricts new indebtedness and the sale of assets and also contains an acceleration clause in the case of a public offering. The Company may also prepay this debt (but only after all senior debt has been repaid) with no prepayment penalty. The Company incurred approximately $1.6 million of debt issuance costs related to the subordinated debt which are being amortized over the life of the debt. Accumulated amortization of these costs at December 31, 1994 and 1995 was approximately $128,000 and $357,000, respectively.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. LEASES
    The Company leases buildings, equipment and vehicles under non-cancelable lease agreements that expire at various dates through 2003. The leases generally provide for renewal options for periods ranging from three to ten years. The building leases generally provide for additional rents based on store sales and for payments of taxes, insurance and maintenance expenses related to the leased assets.

    Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1995 are as follows (amounts in thousands):

                                                                      CAPITAL LEASES   OPERATING LEASES
                                                                      ---------------  -----------------
Year Ending December 31
1996................................................................     $     225        $     3,720
1997................................................................            61              3,323
1998................................................................             0              3,245
1999................................................................             0              3,234
2000................................................................             0              2,823
Thereafter..........................................................             0              2,590
                                                                             -----           --------
Minimum lease commitments...........................................           286        $    18,935
                                                                                             --------
                                                                                             --------
Less: amount representing interest..................................           (18)
                                                                             -----
Present value of net minimum lease payments.........................           268
Less: current portion...............................................          (208)
                                                                             -----
Long term portion...................................................     $      60
                                                                             -----
                                                                             -----

    The cost of property under capitalized leases was $348,000 and $245,000, as of December 31, 1994 and 1995, respectively, and primarily represents furniture, fixtures and office equipment. Accumulated amortization related to these leases was approximately $151,000 and $174,000 as of December 31, 1994 and 1995, respectively.

    Rental expense for operating leases was as follows (in thousands):

                                         FOR THE PERIOD FROM   FOR THE PERIOD FROM
                   FOR THE YEAR ENDED     APRIL 1, 1994 TO       JUNE 7, 1994 TO    FOR THE YEAR ENDED
                     MARCH 31, 1994         JUNE 6, 1994        DECEMBER 31, 1994    DECEMBER 31, 1995
                   -------------------  ---------------------  -------------------  -------------------
Minimum
 rentals.........       $   4,004             $     636             $   1,850            $   2,569
Contingent
 rentals.........             184                     4                    71                  121
                          -------                 -----               -------              -------
                        $   4,188             $     640             $   1,921            $   2,690
                          -------                 -----               -------              -------
                          -------                 -----               -------              -------

11. COMMITMENTS AND CONTINGENCIES

    LITIGATION -- The Company is a defendant in a lawsuit alleging wrongful termination of a sales representative based on age discrimination that was filed in September 1993. The plaintiff seeks damages for future wages and unspecified damages for emotional distress and unspecified punitive damages. The Company believes it has meritorious defenses to the claim and intends to continue to vigorously defend against the claim. While the final outcome of this lawsuit cannot be determined with certainty, management believes that the final outcome will not have a material adverse effect on the Company's results of operations or financial condition.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    In addition, the Company is party to other claims and litigation that arise in the normal course of business. Management believes that the ultimate outcome of these claims and litigation will not have a material adverse effect on the Company's results of operations or financial condition.


    PURCHASE COMMITMENTS -- The Company has approximately $20.2 million of purchase commitments as of December 31, 1995 related to goods ordered for future production in the normal course of business. Certain of these commitments are collateralized by the outstanding letters of credit (see Note 8).


    FOREIGN CURRENCY RECEIVABLES AND LOANS -- The Company sells merchandise to retailers through Europe and the U.K. These sales are denominated in the local currency of the retailer's country. The Company's U.K. subsidiary generally hedges these receivables using foreign currency loans ($3.8 million and $1.8 million outstanding at December 31, 1995 and 1994, respectively). These loans are denominated in various currencies, including German Deutsch Marks, French Francs, Swedish Krona, Swiss Francs, Spanish Pesetas, Italian Lira, Dutch Guilders and Belgian Dollars. Proceeds from these loans are deposited with the lending institution and can only be used to pay off the foreign currency loans. The balance of the cash accounts at December 31, 1995 and 1994 was $3.8 million and $1.8 million, respectively. The cash accounts must be maintained at a level sufficient to collateralize the foreign currency loans. These cash accounts and the related foreign currency loans have been offset against each other in the balance sheet. Receivables and loans denominated in foreign currencies at December 31, 1994 and 1995 were translated using the exchange rates at each date.


12. STOCKHOLDERS' EQUITY
    COMMON STOCK -- In connection with the Acquisition, on June 7, 1994 the Company issued 2,271,000 shares of common stock with a par value of $.0025 per share for cash of $166,000, services rendered of $26,000 and debt issuance costs of $320,000.

    SERIES A PREFERRED STOCK -- In connection with the Acquisition, on June 7, 1994 the Company issued 1,935,781 shares of Series A Preferred Stock for cash of $12,166,667 and for services rendered of approximately $100,000. Series A Preferred Stock is entitled to dividends of 10% of the face value payable quarterly in either cash or additional shares of Series A Preferred Stock. Series A Preferred Stock is convertible into Common Stock at a ratio of two and one half shares of Series A Preferred Stock to 4.44 shares of common stock, as adjusted in the event of future dilution. Series A Preferred Stock also carries liquidation preferences of face value ($14,316,459 as of December 31, 1995). Stockholders' equity includes accrued and undeclared preferred stock dividends. Series A Preferred Stock has voting rights on an as converted basis.

    STOCK INCENTIVE PLANS -- The Company's Stock Incentive Plans, as amended, provide for the issuance of nonqualified stock options and restricted stock to key employees and officers. A total of 1,889,000 shares of Common Stock may be issued under these plans. Stock options must be issued at an exercise price of not less than fair market value. Restricted stock may be issued with terms determined by the compensation committee of the Board of Directors. Holders of such restricted shares have no shareholder rights until all restrictions have been eliminated. Stock grants vest in 2004 with earlier vesting if the Company achieves certain profitability targets.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. STOCKHOLDERS' EQUITY (CONTINUED)
    Activity in the stock option plan from inception through December 31, 1995 was as follows:

                                                                       OPTIONS         OPTION PRICE
                                                                     ------------  ---------------------
Outstanding, June 7, 1994..........................................             0                  $0.00
  1994 Activity:
  Granted..........................................................       444,000                  $.225
                                                                     ------------
Outstanding, December 31, 1994.....................................       444,000                  $.225
  1995 Activity:
  Granted..........................................................       808,267                 $1.126
  Canceled.........................................................      (172,259)                 $.225
                                                                     ------------
Outstanding, December 31, 1995.....................................     1,080,008        $.225 -- $1.126
                                                                     ------------
                                                                     ------------
Exercisable, December 31, 1995.....................................       443,139        $.225 -- $1.126
                                                                     ------------
                                                                     ------------

    At December 31, 1995, 178,710 shares were available for stock option grants.

    During 1994, 1,159,950 restricted shares were issued in exchange for $261,250 of nonrecourse promissory notes. During 1995, 529,443 of these shares and $119,244 of the promissory notes were canceled. No shares are available for restricted stock grants.

    SECURITY HOLDERS' AGREEMENT -- Holders of common and preferred stock, including holders under the Company's Stock Incentive Plans, are bound under the Security Holders' Agreement which includes certain restrictions on the sale of their shares, certain preemptive and rights of first refusal for sales of stock by the Company or other holders of the Company's stock and certain registration rights. This agreement also provides for the mandatory sale of the holders' share in certain cases when the major shareholder has agreed to sell its holdings.

13. RELATED PARTY TRANSACTIONS
    A shareholder of the Company provides management services to the Company for a fee of $250,000 per year, payable quarterly.

    During 1995, the Company was a party to a license agreement with High Performance Sports, Ltd., a related party. Revenues to the Company under this agreement were approximately $280,000 during 1995.

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
    SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the estimated fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and debt approximates their estimated fair values at December 31, 1995, except for the Company's subordinated debt which has a fair value of approximately $23.1 million.

                              THE NORTH FACE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SEGMENT INFORMATION
    The following table summarizes the Company's operations by geographical area. The Company's intercompany sales are insignificant (in thousands).

                                                          UNITED
                                                          STATES     CANADA     EUROPE    CONSOLIDATED
                                                         ---------  ---------  ---------  -------------
For the fiscal year ended March 31, 1994
  Net Sales............................................  $  71,994  $       0  $  15,417   $    87,411
  Operating income.....................................      1,592          0      2,202         3,794
  Income (loss) before provision for income taxes and
   extraordinary item..................................       (427)         0      1,975         1,548
  Identifiable assets..................................     40,992          0      9,371        50,363
For the period from April 1, 1994 to June 6, 1994
  Net Sales............................................  $   5,714  $       0  $   3,371   $     9,085
  Operating income (loss)..............................     (1,830)         0        308        (1,522)
  Income (loss) before provision for income taxes and
   extraordinary item..................................     (1,868)         0        307        (1,561)
  Identifiable assets..................................     36,840          0      9,086        45,926
For the period from June 7, 1994 to December 31, 1994
  Net Sales............................................  $  49,899  $       0  $  10,675   $    60,574
  Operating income.....................................      8,268          0      1,587         9,855
  Income (loss) before provision for income taxes and
   extraordinary item..................................      5,556          0      1,887         7,443
  Identifiable assets..................................     57,323          0      9,226        66,549
For the fiscal year ended December 31, 1995
  Net Sales............................................  $  96,069  $   5,130  $  20,335   $   121,534
  Operating income (loss)..............................      8,635       (200)     2,089        10,524
  Income (loss) before provision for income taxes and
   extraordinary item..................................      3,749       (271)     2,105         5,583
  Identifiable assets..................................     72,411      1,617     10,480        84,508

16. SUBSEQUENT EVENTS
    On March 27, 1996, the Company amended its credit facility, principally to increase the term note availability to $7 million and increase the revolving line of credit facility to $58 million.

    In March 1996 and May 1996, the Board of Directors declared stock dividends which resulted in each share of common stock being split into 4.44 shares of Common Stock. All stock related data in the accompanying financial statements reflect the stock splits for all periods presented.


    In March 1996, the Board of Directors authorized the amendment and restatement of its Articles of Incorporation to increase the number of authorized shares of Common Stock to 10,000,000 and Preferred Stock to 4,000,000. In May 1996, the Board of Directors authorized the amendment and restatement of its Articles of Incorporation to increase the number of authorized shares of Common Stock to 50,000,000.

DESCRIPTION OF PICTURES AND CAPTIONS:

BACK INSIDE COVER -- (Four pictures described clockwise from upper left)

    1)  Man on snowboard jumping off cliff.
        CAPTION: "THE NORTH FACE EXTREME TEAM MEMBER JIM ZELLERS ABOVE THE JUNEAU ICE CAP, ALASKA."

    2)  Man and  woman on portable platform  suspended from vertical rock  face.
        CAPTION:  "CLIMBING   TEAM  MEMBERS  LYNN  HILL   AND  CONRAD  ANKER  ON
                  EXCALIBUR, EL CAPITAN, YOSEMITE."

    3)  Man in kayak alongside glacier.
        CAPTION: "EXTREME TEAM MEMBER SCOT SCHMIDT SEEKS OUT NEW SKIING TERRAIN NEAR THE COLUMBIA GLACIER, PRINCE WILLIAM SOUND, ALASKA."

    4)  Man pulling himself across river, suspended from a rope.
        CAPTION: "CLIMBING TEAM MEMBER JAY SMITH CROSSING THE AK-SU RIVER BY TYROLEAN TRAVERSE, PAMIR MOUNTAINS, KYRGYZSTAN."

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
The Company....................................          5
Risk Factors...................................          7
Use of Proceeds................................         15
Dividend Policy................................         15
Capitalization.................................         16
Dilution.......................................         17
Selected Consolidated Financial Data...........         18
Unaudited Pro Forma Statement of Operations....         19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         20
Business.......................................         28
Management.....................................         41
Certain Transactions...........................         51
Principal Stockholders.........................         52
Description of Capital Stock...................         53
Shares Eligible for Future Sale................         56
Underwriting...................................         58
Legal Matters..................................         59
Experts........................................         59
Available Information..........................         59
Index to Consolidated Financial Statements.....        F-1


                                 --------------

    UNTIL               , 1996  (25 DAYS AFTER THE DATE OF THIS PROSPECTUS)  ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,600,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------

                               ALEX. BROWN & SONS
                INCORPORATED

                               HAMBRECHT & QUIST

                               J.P. MORGAN & CO.

                                           , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities registered hereby. All the amounts shown are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee. All of the following fees and expenses will be paid by the Company.


Securities and Exchange Commission registration fee............  $   14,435
NASD filing fee................................................       4,686
Nasdaq National Market listing fee.............................      31,470
Printing and engraving expenses................................     150,000
Legal fees and expenses........................................     600,000
Accounting fees and expenses...................................     150,000
Public Company Directors and Officers Insurance Rider..........     150,000
Blue Sky fees and expenses (including counsel fees and
 expenses).....................................................      30,000
Transfer Agent and Registrar fees and expenses.................      15,000
Miscellaneous..................................................     154,409
                                                                 ----------
    Total......................................................  $1,300,000
                                                                 ----------
                                                                 ----------


- ------------------------
*  To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

    Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Restated Certificate of Incorporation contains such a provision.

    The Company's Restated Certificate of Incorporation provides that the Company shall indemnify officers and directors, and to the extent authorized by the Board of Directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the Restated Certificate of Incorporation also permits the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Since May 1, 1993, the Registrant issued and sold unregistered securities in the following transactions:

        1. On June 7, 1994, the Company issued to eight investors 2,271,064 shares of Common Stock for aggregate consideration of $511,501.

        2. On June 7, 1994, the Company issued to two investors 1,920,000 shares of Series A Convertible Preferred Stock for aggregate consideration of $12,166,667.

        3. On June 7, 1994, the Company issued to one entity 15,781 shares of Series A Convertible Preferred Stock in consideration for consulting services rendered.

        4. On June 7, 1994, the Company issued to two investors 315,253 shares of Common Stock each for cash and promissory notes of $71,003 each.

    The issuance of the above securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act of 1933, as amended, transactions not involving a public offering. Appropriate legends were affixed to the share certificates and other securities issued in such transactions. All purchasers had adequate access to information about the Registrant through their relationships with the Company and appropriate disclosure documents.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


 EXHIBIT
   NO.                                                DESCRIPTION
- ---------  --------------------------------------------------------------------------------------------------
      .11  Form of Underwriting Agreement.
   ++2.1   Purchase and Sale Agreement, dated as of May 25, 1994 by and among Odyssey Holding Inc. and The
            North Face and TNF Holdings Company, Inc.
     3.1   Form of Amended and Restated Certificate of Incorporation of The North Face, Inc.
     3.2   Form of Amended and Restated Bylaws of The North Face, Inc.
     4.1   Specimen Common Stock Certificate of The North Face, Inc.
     5.1   Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
  ++10.1   Subordinated Note and Common Stock Purchase Agreement, dated as of June 7, 1994, between TNF
            Holdings Company, Inc.,* and Whitney Subordinated Debt Fund, L.P., as amended by Amendment No. 1, dated as of March 1, 1995, and Amendment No. 2, dated as of March 27, 1996.
  ++10.1A  Subordinated Promissory Note due June 7, 2001 (issued pursuant to the Subordinated Note and Common
            Stock Purchase Agreement, dated as of June 7, 1994, as amended, included in 10.1).
    10.1B  Form of Amendment No. 3, dated as of       , 1996, to Subordinated Note and Common Stock Purchase
            Agreement (included in Exhibit 10.1).
    10.1C  Form of Amended and Restated Promissory Note due June 7, 2001 (included in Exhibit 10.1A).
  ++10.2   Preferred Stock Purchase Agreement, dated as of June 7, 1994, among TNF Holdings Company, Inc.,*
            Whitney 1990 Equity Fund, L.P. and J.H. Whitney & Co., as amended by Amendment No. 1, dated as of
            March 1, 1995, and Amendment No. 2, dated as of March 27, 1996.
    10.2B  Form of Amendment No. 3, dated as of       , 1996, to Preferred Stock Purchase Agreement (included
            in Exhibit 10.2).
  ++10.3   Management Stock Purchase and Non-Competition Agreement, dated as of June 6, 1994, among TNF
            Holdings Company, Inc.,* Marsden S. Cason and William A. McFarlane, as amended by Amendment No.
            1, dated as of June 22, 1995.
  ++10.4   Investor Stock Purchase Agreement, dated as of June 7, 1994, among TNF Holdings Company, Inc.,*
            Richard T. Peery, Jack L. Richardson, Philip S. Schlein and Kenneth F. Siebel.
  ++10.5   Stock Purchase Agreement, dated as of December 28, 1993, between TNF Holdings Company, Inc., a
            California corporation, and Kabushiki Kaisha Goldwin, as amended by Memorandum, dated as of March
            29, 1994, among TNF Holdings Company, Inc., a California corporation, and Kabushiki Kaisha
            Goldwin, and Memorandum No. 2, dated as of May 20, 1994, between TNF Holdings Company, Inc., a
            California corporation, and Kabushiki Kaisha Goldwin.
  ++10.6   Securityholders Agreement, dated as of June 7, 1994, among TNF Holdings Company, Inc.,* Marsden S.
            Cason, William A. McFarlane, J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P., Whitney
            Subordinated Debt Fund, L.P., Richard T. Peery, Jack L. Richardson, Philip S. Schlein and Kenneth
            F. Siebel, as amended by Amendment No. 1, dated as of June 22, 1995.

 EXHIBIT
   NO.                                                DESCRIPTION
- ---------  --------------------------------------------------------------------------------------------------
    10.7   Registration Rights Agreement, dated as of June 7, 1994, among TNF Holdings Company, Inc.,* J.H.
            Whitney & Co., Whitney 1990 Equity Fund, L.P., Whitney Subordinated Debt Fund, L.P., Marsden S.
            Cason and William A. McFarlane, as amended by Amendment No. 1, dated as of June 22, 1995, and
            Amendment No. 2, dated as of May 20, 1996.
    10.8   Amended and Restated Loan and Security Agreement, dated as of March 1, 1995, between The North
            Face, Inc. and Heller Financial, Inc., as Agent and as a Lender, as amended by First Amendment,
            dated as of May 4, 1995, Second Amendment, dated as of August   , 1995, Third Amendment, dated as
            of March 27, 1996, and Fourth Amendment, dated May 8, 1996.
    10.8A  Form of Second Amended and Restated Loan and Security Agreement, dated as of June   , 1996,
            between The North Face, Inc. and Heller Financial, Inc., as Agent and as a Lender.
    10.9   TNF Holdings Company, Inc.* 1994 Stock Incentive Plan.
    10.10  The North Face, Inc. 1995 Stock Incentive Plan.
    10.11  The North Face, Inc. 1996 Stock Incentive Plan.
    10.12  The North Face, Inc. 1996 Employee Stock Purchase Plan.
    10.13  The North Face, Inc. 1996 Directors' Stock Option Plan.
    10.14  Letter Employment Agreement, dated June 8, 1994, between Roxanna Prahser and TNF Holdings Company,
            Inc.*
    10.15  Letter Employment Agreement, dated May 3, 1995, between Roger Kase and The North Face, Inc.
    10.16  Letter Employment Agreement, dated September 29, 1994, between Bart Jackson and The North Face,
            Inc.
    10.17  Confidential Change in Status and General Release Agreement, entered into on April 25, 1996, to be effective on and as of December 19, 1995, by and between William A. McFarlane and The North Face,
            Inc.
    10.18  Trademark License, dated October 29, 1993, between the North Face and W.L. Gore & Associates, Inc.
  ++11.1   Computation of Pro Forma Net Income (Loss) Per Share.
  ++21.1   List of Subsidiaries of The North Face, Inc.
    23.1   Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in the opinion filed as Exhibit 5.1 hereto).
    23.2   Consent of Deloitte & Touche LLP.
  ++24.1   Powers of Attorney (included on signature pages).
  ++27.1   Financial Data Schedule.


- ------------------------
 * TNF Holdings Company, Inc., a Delaware corporation, changed its name to The North Face, Inc. on June 8, 1994.

 +  To be filed by amendment.

++  Previously filed.

    (b) Financial Statement Schedules

    All schedules are omitted because they are not applicable or are not required, or because the required information is included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To provide to each underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by each such underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Leandro, State of California, on June 24, 1996.


                                          THE NORTH FACE, INC.

By:                   /s/  MARSDEN S. CASON
           -------------------------------------------
                         Marsden S. Cason
                     Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


                 SIGNATURES                                 TITLE OR CAPACITIES                     DATE
- ---------------------------------------------  ---------------------------------------------  ----------------

            /s/  MARSDEN S. CASON              Chief Executive Officer and Director
     -----------------------------------        (Principal Executive Officer)                 June 24, 1996
              Marsden S. Cason

            /s/  WILLIAM N. SIMON              President and Director
     -----------------------------------                                                      June 24, 1996
              William N. Simon

            /s/  ROXANNA PRAHSER               Chief Financial Officer (Principal Financial
     -----------------------------------        and Accounting Officer)                       June 24, 1996
               Roxanna Prahser

           /s/  RAY E. NEWTON, III             Chairman and Director
     -----------------------------------                                                      June 24, 1996
             Ray E. Newton, III

                                               Director
     -----------------------------------
             Peter M. Castleman

         /s/  WILLIAM LAVERACK, JR.            Director
     -----------------------------------                                                      June 24, 1996
            William Laverack, Jr.

                    *By:
              Marsden S. Cason
              Attorney-in-Fact

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                                        DESCRIPTION
- ---------  -----------------------------------------------------------------------------------
     1.1   Form of Underwriting Agreement.
   ++2.1   Purchase and Sale Agreement, dated as of May 25, 1994 by and among Odyssey Holding
            Inc. and The North Face and TNF Holdings Company, Inc.
     3.1   Form of Amended and Restated Certificate of Incorporation of The North Face, Inc.
     3.2   Form of Amended and Restated Bylaws of The North Face, Inc.
     4.1   Specimen Common Stock Certificate of The North Face, Inc.
     5.1   Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
  ++10.1   Subordinated Note and Common Stock Purchase Agreement, dated as of June 7, 1994, between TNF Holdings Company, Inc.,* and Whitney Subordinated Debt Fund, L.P., as
            amended by Amendment No. 1, dated as of March 1, 1995, and Amendment No. 2, dated as of March 27, 1996.
  ++10.1A  Subordinated Promissory Note due June 7, 2001 (issued pursuant to the Subordinated
            Note and Common Stock Purchase Agreement, dated as of June 7, 1994, as amended, included in 10.1).
    10.1B  Form of Amendment No. 3, dated as of       , 1996, to Subordinated Note and Common
            Stock Purchase Agreement (included in Exhibit 10.1).
    10.1C  Form of Amended and Restated Promissory Note due June 7, 2001 (included in Exhibit
            10.1A).
  ++10.2   Preferred Stock Purchase Agreement, dated as of June 7, 1994, among TNF Holdings
            Company, Inc.,* Whitney 1990 Equity Fund, L.P. and J.H. Whitney & Co., as amended by Amendment No. 1, dated as of March 1, 1995, and Amendment No. 2, dated as of
            March 27, 1996.
    10.2B  Form of Amendment No. 3, dated as of       , 1996, to Preferred Stock Purchase
            Agreement (included in Exhibit 10.2).
  ++10.3   Management Stock Purchase and Non-Competition Agreement, dated as of June 6, 1994, among TNF Holdings Company, Inc.,* Marsden S. Cason and William A. McFarlane, as
            amended by Amendment No. 1, dated as of June 22, 1995.
  ++10.4   Investor Stock Purchase Agreement, dated as of June 7, 1994, among TNF Holdings
            Company, Inc.,* Richard T. Peery, Jack L. Richardson, Philip S. Schlein and
            Kenneth F. Siebel.
  ++10.5   Stock Purchase Agreement, dated as of December 28, 1993, between TNF Holdings
            Company, Inc., a California corporation, and Kabushiki Kaisha Goldwin, as amended by Memorandum, dated as of March 29, 1994, among TNF Holdings Company, Inc., a
            California corporation, and Kabushiki Kaisha Goldwin, and Memorandum No. 2, dated as of May 20, 1994, between TNF Holdings Company, Inc., a California corporation, and Kabushiki Kaisha Goldwin.
  ++10.6   Securityholders Agreement, dated as of June 7, 1994, among TNF Holdings Company,
            Inc.,* Marsden S. Cason, William A. McFarlane, J.H. Whitney & Co., Whitney 1990
            Equity Fund, L.P., Whitney Subordinated Debt Fund, L.P., Richard T. Peery, Jack L.
            Richardson, Philip S. Schlein and Kenneth F. Siebel, as amended by Amendment No.
            1, dated as of June 22, 1995.

 EXHIBIT
 NUMBER                                        DESCRIPTION
- ---------  -----------------------------------------------------------------------------------
    10.7   Registration Rights Agreement, dated as of June 7, 1994, among TNF Holdings
            Company, Inc.,* J.H. Whitney & Co., Whitney 1990 Equity Fund, L.P., Whitney
            Subordinated Debt Fund, L.P., Marsden S. Cason and William A. McFarlane, as
            amended by Amendment No. 1, dated as of June 22, 1995, and Amendment No. 2, dated as of May 20, 1996.
    10.8   Amended and Restated Loan and Security Agreement, dated as of March 1, 1995, between The North Face, Inc. and Heller Financial, Inc., as Agent and as a Lender,
            as amended by First Amendment, dated as of May 4, 1995, Second Amendment, dated as
            of August   , 1995, Third Amendment, dated as of March 27, 1996, and Fourth
            Amendment, dated May 8, 1996.
    10.8A  Form of Second Amended and Restated Loan and Security Agreement, dated as of June
              , 1996, between The North Face, Inc. and Heller Financial, Inc., as Agent and as
            a Lender.
    10.9   TNF Holdings Company, Inc.* 1994 Stock Incentive Plan.
    10.10  The North Face, Inc. 1995 Stock Incentive Plan.
    10.11  The North Face, Inc. 1996 Stock Incentive Plan.
    10.12  The North Face, Inc. 1996 Employee Stock Purchase Plan.
    10.13  The North Face, Inc. 1996 Directors' Stock Option Plan.
    10.14  Letter Employment Agreement, dated June 8, 1994, between Roxanna Prahser and TNF
            Holdings Company, Inc.*
    10.15  Letter Employment Agreement, dated May 3, 1995, between Roger Kase and The North
            Face, Inc.
    10.16  Letter Employment Agreement, dated September 29, 1994, between Bart Jackson and The
            North Face, Inc.
    10.17  Confidential Change in Status and General Release Agreement, entered into on April
            25, 1996, to be effective on and as of December 19, 1995, by and between William
            A. McFarlane and The North Face, Inc.
    10.18  Trademark License, dated October 29, 1993, between the North Face and W.L. Gore &
            Associates, Inc.
  ++11.1   Computation of Pro Forma Net Income (Loss) Per Share.
  ++21.1   List of Subsidiaries of The North Face, Inc.
    23.1   Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in the opinion filed as Exhibit 5.1 hereto).
    23.2   Consent of Deloitte & Touche LLP.
  ++24.1   Powers of Attorney (included on signature pages).
  ++27.1   Financial Data Schedule.


- ------------------------
 * TNF Holdings Company, Inc., a Delaware corporation, changed its name to The North Face, Inc. on June 8, 1994.

 +  To be filed by amendment.

++  Previously filed.